82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

[redacted]

02031233

REGISTRANT'S NAME Aur Resources Inc.

*CURRENT ADDRESS

PROCESSED
APR 25 2002
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4684 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DATE : 4/15/02

Aur Resources Inc.

Solid performance

1981
2001
TWENTY YEAR ANNIVERSARY



Annual Report 2001


Val d'Or, Quebec
Flin Flon, Manitoba
Louvicourt Mine
Duck Pond, Newfoundland
Toronto, Ontario

Aur Resources is Canada's leading copper mining company with producing mines and development projects in North, Central and South America. Copper production from the Louvicourt Mine in Quebec and the Quebrada Blanca and Andacollo Mines in Chile was a record 245 million pounds in 2001.

Aur has the mineral reserve and resource base, the demonstrated mine development and operating expertise and the financial discipline to continue its growth in the mining industry and establish itself as a world-class mining company.


Cerro Colorado, Panama
Quebrada Blanca Mine
Andacollo Mine
Santiago, Chile
Head Office
Mines
Development Stage Projects
Exploration Offices

2001 highlights

Record earnings of $21 million

Record copper production of 245 million pounds

Record cash flow from operating activities of $79 million

Record copper production and low operating costs at the Quebrada Blanca Mine

Bank debt reduced by $14 million to $156 million

Cash position increased by $45 million to $74 million at year-end

Copper forward sales revenue of $24 million

Call options purchased to match forward sales in 2002-2004 allow full participation in copper prices above $0.83 per pound while preserving the existing downside protection below $0.83 per pound

Agreement to purchase the Duck Pond base metal deposit in Newfoundland

All dollar amounts in US$



Solid performance resulted in record copper production, cash flow and earnings for Aur in 2001



James W. Gill, President and Chief Executive Officer

as the Quebrada Blanca Mine completed its first full year of operation under the management of Aur Resources.

Last year, we established a number of key objectives for 2001 and I am pleased to report that all of the operating and financial goals were achieved. The Louvicourt, Andacollo and Quebrada Blanca mines operated in full environmental compliance, with no lost-time accidents of a serious nature, at an average cash operating cost of $0.49 per pound of copper sold. The Quebrada Blanca Mine produced a record 164 million pounds of copper with a significant improvement to 94% LME Grade A quality. Progress was also made on the capital investment program at Quebrada Blanca which is on schedule for completion in 2002 to allow for copper production to rise to 80,000 tonnes in 2003.

On the financial side, Aur's balance sheet was strengthened considerably in 2001 as earnings of $21.4 million and cash flow from operating activities of $79.4 million were both at record levels. Bank debt was reduced to $156 million at year-end and, based upon strong cash flow in the second half of 2001, a $9.3 million debt prepayment was made on February 15, 2002. Aur's net bank debt/net bank debt plus equity ratio fell from 40% on December 31, 2000 to 35% at the end of 2001 and is expected to fall to approximately 21% by the end of 2002 as we continue to strengthen our balance sheet.

Business development activities remain key components of Aur's growth strategy. In 2001, we agreed to purchase the Duck Pond base metal deposit in Newfoundland. This Louvicourt-type copper-zinc deposit has the mineral reserves to replace Aur's 30% share of Louvicourt's annual production for a period of at least 10 years thereby ensuring that Aur's metal production in Canada can remain at current levels after the closure of Louvicourt, expected in 2005. The only key objective not accomplished last year was the discovery of a new ore deposit; however, we feel that our projects are solid and that with persistence, success will be achieved in the future.

Aur celebrated its 20th anniversary on September 14, 2001. We have made continuous progress toward our goal of becoming a major mining company set at that time and throughout this year's annual report some of the key milestones achieved by Aur during this period are presented.

The First 20 Years

Twenty years ago Aur was created with $250,000 and the goal of building a solid profitable mining company from the ground up. Since then, the Company has had many successes and some disappointments but, overall, we have built a substantial, profitable mining company with a team of skilled and dedicated people who share Aur's vision of the future.

Prior to 1989, Aur was best known as a gold exploration company working in the famous Val d'Or mining camp of northwestern Quebec. During those first eight years, we discovered eight gold deposits, of which Norlartic and Kierens were ultimately developed into operating mines, and Aur's royalty interest in the Louvicourt property was converted into a 50% working interest. Exploration expenditures were substantial during those years as flow-through shares and high personal tax rates made equity financing attractive to investors. Our exploration team was very successful and our confidence that Aur would become an important mining company was high. In 1988, Aur made the transition from an exploration company to a mining company when gold production began at the Kierens Mine and the first step toward becoming a world-class mining company was achieved.

To say that 1989 was a pivotal year for Aur is an understatement. In June of that year, Aur's discovery of the Louvicourt copper-zinc-silver-gold deposit was announced and our world changed. Louvicourt was the largest base metal discovery of its type made in Canada since Kidd Creek in the early 1960's. It revitalized the exploration business in northwestern Quebec and elsewhere in Canada, which had not yet recovered from the stock market crash of October 1987. Aur's profile in the business grew and our share price rose to reflect this major discovery. The usual joys and frustrations which arise when a small company makes a big discovery also occurred. We settled a major lawsuit against Aur related to Louvicourt which resulted in Aur increasing its interest in Louvicourt to 55% and securing operatorship. We then solved our financing hurdles by selling Teck Corporation a 25% interest to ensure development funding. Louvicourt was developed on time and under budget at a cost of approximately CDN$290 million and production began in 1994. It was a proud moment for all the Aur team at the mine opening which was the first ever held underground in Canada. Timing was perfect, the copper price averaged $1.35 per pound in 1995 and Aur repaid its capital investment in the first full year of production.

Louvicourt was not our only activity during the early 1990's. We developed the Norlartic gold mine which began production in 1991, purchased the Ferderber and Dumont gold mines, also in the Val d'Or area, and continued our quest for ways to grow bigger and better. By 1992, Aur had over 75,000 ounces of gold production, four operating gold mines and the Louvicourt development project. Our growth strategy was working.

The search for new opportunities led us to Chile where, in 1994, we acquired control of the undeveloped Andacollo copper deposit by purchasing control of Canada Tungsten Inc., which was subsequently merged into Aur. Andacollo was developed by Aur into an open-pit, heap leach copper mine and, as expected, this mine was developed on schedule and under budget, achieving problem-free performance from start-up in late November 1996. The Andacollo bank debt was repaid in late 1997 and Aur established itself in Chile as a competent and reputable mining company. Copper was fast becoming Aur's principal metal produced. As we had no debt, were building our cash position from our low cost mines, and had raised CDN$82.5 million in an equity financing completed in 1996, the search for our next growth asset began in earnest in 1998. Aur had record copper production of 77 million pounds in 1999 and record low operating costs at both the Louvicourt and Andacollo mines; however, it was a difficult year. After negotiating the purchase of a 50% interest in the Zaldívar copper mine in Chile in late 1998, copper prices fell to $0.60 per pound in February 1999 resulting in a reduction in the value of Zaldívar from a bank financing point of view while at the same time, Aur's share price fell to $1.65 which made the issuance of equity unacceptably dilutive. We stuck to our belief that a business transaction must create value for shareholders and did not proceed

Aur is well positioned to significantly benefit from the inevitable rise in the copper price in the years ahead.

with the Zaldívar purchase. Two other opportunities arose shortly thereafter, the Quebrada Blanca copper mine in Chile became available for purchase and Cambior Inc., the Quebec-based, gold/base metal company required financial support to restructure its balance sheet. Negotiations on Quebrada Blanca were not progressing and we made an unsolicited bid to acquire Cambior through the issuance of Aur shares. Cambior was not supportive of Aur's proposal and we withdrew our Cambior offer to pursue the Quebrada Blanca acquisition which we successfully completed in November 2000. The Quebrada Blanca purchase was a very important step for Aur. Copper reserves were quadrupled, annual production was tripled and Aur established itself as the only mid-sized essentially pure copper company in North America. Our challenge was clear, make Quebrada Blanca perform and unlever the balance sheet in preparation for Aur's next mining investment. We had set the stage for Aur's future.



(Left to right) Howard Stockford, Executive Vice-President, Jim Gill, President and Chief Executive Officer, Ron Gagel, Vice-President and Chief Financial Officer, and Peter McCarter, Vice-President and Secretary

The Future

The first 20 years saw Aur develop into a solid, profitable mining company. Our objective and challenge now is to build upon our past successes and continue Aur's progress toward becoming a world-class mining enterprise in the years ahead.

The future looks very positive. We have the reserve and resource base to maintain solid production and a team of professional people experienced in underground and open-pit mining, concentrate and cathode copper production, mine development, exploration, acquisitions and in financial management. Equally important, Aur has the discipline to ensure that increasing value for shareholders remains our top priority.

We will accomplish our growth objectives by continuing to maintain low cost production at our mines, taking advantage of acquisition opportunities for both producing and development stage projects which meet Aur's investment criteria, and by making new discoveries on our exploration properties.

Copper prices have been volatile but generally low over the last three years by comparison to the average price over the last 20 years of approximately $1.00 per pound. A consequence of the current low price is that no major new mine development projects are now under construction. Global growth, however, can be expected to continue in the years ahead and, unless the copper price rises to more normal levels, the capital required to develop new mines to meet increased consumer demand is not likely to be available as investment returns will be unacceptably low. Aur is well positioned to significantly benefit from the inevitable rise in the copper price in the years ahead.



Martin Claude Lepage, Chairman

For 2002, Aur has set specific objectives which are designed to increase production, strengthen our financial position and set the stage for the next phase in Aur's growth. The key objectives for 2002 are:

- produce at least 245 million pounds of copper at an average cost of $0.50 per pound or less;
- complete the capital investment program designed to increase production to 80,000 tonnes per year of copper and reduce costs at the Quebrada Blanca Mine;
- complete the acquisition of the Duck Pond copper-zinc deposit in Newfoundland;
- generate strong cash flow from operating activities, reduce bank debt and strengthen the balance sheet;
- make new exploration discoveries;
- operate in full environmental compliance and maintain our commitment to safety in the workplace;
- identify producing mines and development stage projects for acquisition.

Leo Thibodeau, a founding shareholder of Aur and an active board member since 1981 will be retiring as a director in April. Leo provided the bulk of the initial seed capital to start Aur in 1981 with myself as the sole employee. Personally, and on behalf of all Aur shareholders, employees and directors, I would like to thank him for his valued assistance in building Aur into the solid company it is today. Leo will continue to contribute to Aur's future growth as an honourary member of the board of directors in the years ahead.

Mira Kustka, who has been a member of the Aur team in Toronto since 1987, will, in March 2002 become the first Toronto-based Aur employee to retire. Mira assisted in managing Aur's landholdings and produced many of the maps and charts presented in Aur's annual reports over the years. We thank her for her hard work and friendly disposition.

Aur has grown over the years into an international mining company with three producing mines, assets of over $470 million, revenues exceeding $200 million annually and over 1,200 full-time employees. As we continue to grow, we must also have broader based input in developing and implementing a successful business strategy. This past summer Claude Lepage, a director of Aur since 1985, became non-executive Chairman of the Company. Jorge Carey, a prominent businessman and the Chairman of the executive committee of Chile's largest law firm, has agreed to stand for election as a director at our annual and special meeting in April. The more active involvement of Claude and the guidance of Jorge will, together with the continued input of Aur's other directors, assist your Company in meeting the challenges ahead as we continue to build Aur into a larger and better company.

The future looks very bright for Aur and it is our intention, over the next 20 years, to significantly outperform the first 20 years. Your Company has achieved its status in the mining industry through the collective efforts of Aur's dedicated, hardworking team at the mines, in the exploration offices and in the head office. Absent their commitment to our goals as a company Aur would not be where it is today nor will we achieve our objectives for the future. On behalf of the board of directors, I would like to thank them all for their contribution to Aur's success as well as the shareholders who have supported our goals over the years.

James W. Gill
President and
Chief Executive Officer

March 8, 2002

North & Central America Division



and Development stage projects



Ed Stuart, President, North & Central America Division

Louvicourt generated $107.0 million and operating income was $25.3 million

LOUVICOURT MINE – VAL D'OR, QUEBEC

The Louvicourt Mine completed its seventh year of full production in 2001 and maintained its reputation as one of Canada's most efficient underground mines. Despite very low metal prices throughout the year, revenues generated at Louvicourt totalled $107.0 million and operating income was $25.3 million. Cash operating costs, net of by-product zinc, silver and gold credits and including all smelting, refining and transportation charges, were $0.46 per pound of copper produced.

In 2001, 1.6 million tonnes of ore at an average grade of 3.4% Cu, 1.4% Zn, 25.2 g/t Ag and 0.91 g/t Au was mined and processed through the mill. This resulted in the production of 184,000 tonnes of copper concentrate at a grade of 28.2% Cu and 32,000 tonnes of zinc concentrate at a grade of 55.5% Zn. Metal production in 2001 was 114 million pounds of copper, 39 million pounds of zinc, 884,000 ounces of silver and 33,300 ounces of gold.

The mine-site operating costs were $25.99 per tonne milled, an excellent performance by the Louvicourt staff given the additional costs required to ensure safety as the mine becomes older and experiences more difficult ground conditions.

Michel Lessard drilling blastholes at the Louvicourt Mine

Louvicourt Mine Statistics (100%)

	1997	1998	1999	2000	2001	2002 *Budget*
Operations						
Tonnes milled	1,574,616	1,601,431	1,612,475	1,586,045	1,570,820	1,496,200
Tonnes per day	4,314	4,387	4,418	4,345	4,304	4,100
Copper grade (%)	3.7	3.6	4.2	3.3	3.4	3.1
Zinc grade (%)	1.4	1.4	1.4	1.4	1.4	1.9
Silver grade (g/t)	23.6	25.1	28.5	24.7	25.2	29.4
Gold grade (g/t)	0.89	0.84	1.01	0.85	0.91	0.98
Copper recovery (%)	96.7	96.9	96.9	96.8	96.9	96.2
Zinc recovery (%)	76.7	80.4	77.9	81.4	82.3	82.6
Silver recovery (g/t)	68.8	68.8	72.2	72.2	69.5	66.5
Gold recovery (g/t)	69.6	72.6	72.2	69.2	72.2	71.0
Production						
Copper concentrate (tonnes)	196,894	195,842	228,274	179,478	183,857	154,574
Zinc concentrate (tonnes)	30,554	33,215	30,417	32,805	32,232	42,518
Copper production (million lbs.)	124	123	143	112	114	97
Zinc production (million lbs.)	38	41	37	40	39	53
Silver production (oz.)	822,000	890,000	1,068,000	870,000	884,000	941,000
Gold production (oz.)	31,400	31,600	37,700	31,000	33,300	33,300
Costs						
Operating cost per pound of copper sold*	$ 0.51	$ 0.49	$ 0.41	$ 0.43	$ 0.46	$ 0.48
Minesite operating cost per tonne of ore milled	$ 27.00	$ 24.72	$ 24.30	$ 24.95	$ 25.99	$ 27.65
Capital expenditures (millions)	$ 4.2	$ 3.3	$ 2.5	$ 2.0	$ 1.2	$ 0.1

* *Cash operating cost per pound of copper sold includes smelting, refining, transportation and marketing costs, settlement adjustments, provisional pricing and is net of by-product credits.*

Mineral Reserves and Mineral Resources (100%)

At December 31, 2001

Mineral Reserves	*t(000's)*	*Cu (%)*	*Zn (%)*	*Ag (g/t)*	*Au (g/t)*
Proven	3,969	3.09	1.91	27.8	0.86
Probable	102	1.88	3.18	36.0	0.55
Total	4,071	3.06	1.94	28.0	0.85

Mineral Resources (including Reserves)	*t(000's)*	*Cu (%)*	*Zn (%)*	*Ag (g/t)*	*Au (g/t)*
Measured	5,851	3.55	1.99	28.3	0.89
Indicated	547	2.66	2.74	34.2	0.86
Total	6,398	3.48	2.05	28.8	0.89
Inferred	415	1.72	2.86	38.6	0.73

Notes:

"t(000's)" means thousands of tonnes; "g/t" means grams per tonne; "Cu" means copper, "Zn" means zinc, "Ag" means silver and "Au" means gold.

The Louvicourt reserve and resource estimates have been prepared and classified in accordance with the standards established under National Instrument 43-101, Standards of Disclosure for Mineral Projects ("43-101"). The qualified persons responsible for direct supervision of the estimates are Bernard Salmon, Eng., Chief Geologist, Louvicourt Mine, as to the resource estimate and Denis Fleury, Eng., Chief Engineer, Louvicourt Mine, as to the reserve estimate. The proven and probable reserves represent those parts of the measured and indicated resources, respectively, that are economically viable after allowing for waste rock dilution, for extraction losses and for historic mine-mill grade adjustment factors. It is unlikely that a material portion of the measured and indicated resources that are not currently classified as reserves can be upgraded to reserves.

The reserve calculations incorporate a copper price of $0.95/lb. ($0.90/lb. for material scheduled to be mined in 2002), a zinc price of $0.50/lb. ($0.45 for material scheduled to be mined in 2002), a silver price of $5.00/oz., a gold price of $275/oz., an exchange rate of $1.00 = CDN$1.47 ($1.00 = CDN$1.51 for material scheduled to be mined in 2002) and a net smelter return cut-off of CDN$38.00 per tonne.

The resources are stated at a 2% copper equivalent ("CuEq") cut-off grade. The CuEq grades applied to by-product metals are: 0.3% CuEq for 1% Zn, 0.01% CuEq for 1g/t Ag and 0.4% CuEq for 1g/ Au. The resource classification is based on block model sample density measured by the number of sample points within a 35 metre spherical radius of a block centre. Measured, indicated and inferred resources are composed of blocks with sample densities of 40 or more samples, 20-39 samples and 1-19 samples, respectively.

Resources that do not qualify as reserves do not have demonstrated economic viability.

Major development work has essentially been completed at Louvicourt for the reserves in the current mine plan. Capital expenditures were $1.2 million in 2001 and are budgetted at $0.1 million in 2002.

Aur is committed to ensuring safe operating practices and protection of the environment at all of its operations. In 2001, Louvicourt again operated in full environmental compliance and had no serious lost-time accidents. The updating of our safety and environmental practices is a continuous process at Louvicourt.

Aur and its partners, Novicourt Inc. (45%) and Teck Cominco Limited (25%), have, over the last seven years, invested significant technical and financial resources in an effort to discover new ore reserves which would lengthen Louvicourt's mine life. In 2001, a 3-D seismic survey was completed and identified several anomalies which could have represented previously untested sulphide deposits. Unfortunately, drill testing of these anomalies did not identify any mineralization of significance. The likelihood of finding new reserves accessible from the underground infrastructure at Louvicourt is now believed to be very low and the Louvicourt Mine is expected to close by early 2005. Aur will, however, continue to explore its landholdings surrounding the Louvicourt property and if a new discovery is made its surface infrastructure may continue to be utilized.

In 2002, the Louvicourt Mine is scheduled to produce 97 million pounds of copper, 53 million pounds of zinc, 941,000 ounces of silver and 33,300 ounces of gold from the mining and milling of 1.5 million tonnes of ore at an average grade of 3.1% Cu, 1.9% Zn, 29.4 g/t Ag and 0.98 g/t Au. Cash operating costs, net of by-product credits, are forecast at $0.48 per pound of copper produced and minesite operating costs are expected to be $27.65 per tonne of ore milled. Operating income, at a copper price of $0.75 per pound, will be approximately $24.7 million in 2002.

The Louvicourt Mine will continue to be an efficient, reliable mine generating significant cash flow for its owners during its remaining 3.0 to 3.5 years of operation.



Headframe and flotation mill at the Louvicourt Mine


MALAR
VALCO
BLANCHETTE
FIRST CANADIAN
NORLARTIC
AURBEL
LOUVICOURT
STANDARD GOLD
DEVCON
DUMONT
VAL D'OR
AURIAC
AIRPORT
CHIMO
ABITIBI
ANNAMAQUE
DUCROS
FARADAY
VALDORA
ORCOUR
TRIVIO
ORENADA
ORAMAQUE
SABOURIN CREEK
FOURNIERE
DUBUISSON
BOURLAMAQUE
LOUVICOURT

TWENTY YEAR ANNIVERSARY

83

Val d'Or mineral properties acquired.
Aur listed on TSE – raised CDN$2.2 million.



TWENTY YEAR ANNIVERSARY

86

Underground exploration initiated at Norlartic, Kierens and Orenada Zone 4 gold deposits.

DUCK POND – CENTRAL NEWFOUNDLAND

Aur entered into agreements with Thundermin Resources Inc. and Queenston Mining Inc. in November 2001 to purchase their right to acquire a 100% interest in the Duck Pond deposit for $3.3 million cash plus the tender to Thundermin of Aur's 11.2 million shares of Thundermin. This acquisition will be completed in late March 2002.

The Duck Pond deposit is a Louvicourt-type copper-zinc-lead-silver-gold deposit with reserves estimated by mining consultants MRDI Canada of 5.2 million tonnes at an average grade of 3.3% Cu, 5.8% Zn, 0.9% Pb, 59 g/t Ag and 0.8 g/t Au. Based upon a feasibility study carried out by MRDI on behalf of Thundermin and Queenston, the Duck Pond deposit can be developed for production at the rate of 1,500 tonnes per day for an initial capital investment of $52.7 million. Production would average approximately 32 million pounds of copper, 60 million pounds of zinc, 400,000 ounces of silver and 2,100 ounces of gold annually for a period of 10.2 years. Cash operating costs are estimated to be $0.34 per pound of copper produced net of by-product credits.

The Duck Pond acquisition meets Aur's production, minelife and minimum 15% return on invested capital criteria at a long-term copper price of $0.95 per pound. In addition, this project will allow the Company to maintain its metal production in Canada for at least 10 years. A production decision will be made at a time when both the economic and financial conditions are appropriate.

CERRO COLORADO COPPER DEPOSIT – PANAMA

The Cerro Colorado deposit is one of the largest, undeveloped copper resources in the world. Mineral resources, based upon feasibility studies carried out prior to Aur acquiring a controlling interest in this property last year, have been reported at 1.75 billion tonnes at an average grade of 0.64% copper. Aur's preliminary evaluation of this deposit indicates that there is potential to expand the size of the deposit and, perhaps more importantly, to define a significant tonnage of higher grade resources within the area which contains the current resources. Steeply dipping structures may control the copper grades which the predominantly vertical drilling carried out to date has not adequately evaluated. In order to assess this potential, an underground drilling program must be carried out at a cost of approximately $10 million which includes updating the feasibility study. Aur expects to evaluate and develop this deposit, if and when appropriate to do so, with one or more industry partners. No significant work has been planned for 2002 at this time.



Benoit Valiquette development drilling at the Louvicourt Mine

Business development

Business development, comprised of exploration and acquisition activities, is a key component of Aur's strategy for continued growth in the years ahead. The North and Central America Division's business development programs are designed to provide Aur with new sources of metal production in the future. The focus of these activities is the discovery and/or acquisition of low cost, bulk-mineable copper or copper dominant polymetallic base metal deposits.

Aur's North & Central America Division has a portfolio of 95 exploration properties located principally in the Val d'Or area of Quebec and the Flin Flon-Snow Lake area of Manitoba. These properties range from those on which resources have been established to those at an early exploration stage. Aur has made a significant investment on exploration in both these important mining camps and will be continuing this effort in 2002.

Jim Gill, Ed Stuart and Howard Stockford reviewing exploration projects in Manitoba



The business development team, comprised of 18 professionals located in Val d'Or, Flin Flon and Toronto, will also continue its search for new exploration and acquisition opportunities elsewhere in North and Central America in an effort to assure Aur's growth in the future.

EXPLORATION

In 2001, exploration work was carried out on 14 of Aur's properties at a cost of $3.6 million, of which Aur's share was $2.4 million, and the balance was provided by joint venture partners. The Division's exploration expenditures were directed totally to the discovery of base metal deposits and, on a geographic basis, were incurred 72% on programs in Eastern Canada, 25% on programs in Western Canada and 3% on the search for new exploration projects in the United States and in Central America. Diamond drilling programs were carried out on 6 properties for a total of 13,500 metres in 24 holes.

Eastern Canada

In 2001, the Eastern Canada program, which totalled $2.6 million, was devoted primarily to exploring the favourable stratigraphy on Aur's extensive landholdings in the Val d'Or area close to the Louvicourt Mine. This work included 7,800 metres of diamond drilling on properties located principally east of the Louvicourt Mine.

A 3D seismic survey, covering a 28 square kilometre area centered on the **Louvicourt** Mine property and partially covering the **Louvex**, **Bonnefond** and **Chimo** properties, was completed in 2001 at a cost of $1.8 million. The results of this survey indicated the presence of several anomalies potentially representing the presence of massive sulphides similar to Louvicourt; however, drill testing of the three highest priority anomalies did not identify any significant mineralization.

In 2001, exploration work was carried out on 14 of Aur's properties at a cost of $3.6 million

On the **Auriac** and the newly-acquired **Dunraine** property, both located directly west of Louvicourt, 4,900 metres of drilling was completed in 2001. This drilling did not identify any new economic mineralization, however, one of the Dunraine holes intersected previously unknown altered rhyolitic rocks associated with mineralized volcano-sedimentary rocks which closely resemble the host rocks at the Louvicourt Mine and have the potential to host a new VMS deposit.

A program designed to identify new exploration projects for acquisition was carried out in 2001 and included a review of over 25 exploration properties in Quebec, Ontario, Newfoundland and New Brunswick. This work resulted in the acquisition of two important properties in the Val d'Or area, the Dunraine and **Beacon** properties, as Aur continues to consolidate its land position to the west of the Louvicourt Mine.

The budget for Eastern Canada in 2002 is $1.3 million and provides for continued exploration to find new base metal deposits in the Val d'Or camp next to Aur's mining infrastructure. This effort will include carrying out airborne and ground geophysical surveys which allow greater depth penetration as well as the use of new data analysis tools designed to help with geological interpretation and improve target definition. A total of 5,000 metres of diamond drilling will also be carried out in 2002 to test targets generated by this work, as well as a target on the new Dunraine property.

Western Canada

In 2001, Aur continued to explore its large landholdings in the Flin Flon-Snow Lake and Lynn Lake mining camps of Manitoba and Saskatchewan. The 2001 work program focussed on three properties, the **Counsell Lake**, **Cook** and **Eldon** properties, where 5,800 metres of drilling was completed. Drilling previously planned for 2001 on the **Rod** property was postponed until 2002 to allow for the acquisition of the adjoining **Linda** and **McKayseff** properties which was completed by year-end.

The highlight of the 2001 program was the discovery of new massive and semi-massive sulphide mineralization in two zones on the Counsell Lake property. Diamond drilling obtained intersections up to 9.4 metres in length grading 1.6% Cu, 0.2% Zn, 0.6 g/t Au and 3.5 g/t Ag on the Boiley Zone and up to 5.9 metres grading 1.1% Cu, 0.3% Zn, 0.2 g/t Au and 2.0 g/t Ag on the Sell 12 Zone. While not of economic significance, these results are clearly anomalous and will be followed up in 2002. The drilling programs on the Cook and Eldon properties, as well as smaller work programs on other properties, did not result in any significant discoveries. The generative program, designed to identify new exploration projects for acquisition, reviewed over 12 projects mainly in Manitoba but also in the Yukon and Nunavut in 2001, however, no new properties were acquired.



TWENTY YEAR ANNIVERSARY

88

Kierens gold mine starts production.



TWENTY YEAR ANNIVERSARY

89

Louvicourt deposit discovered.

The Western Canada exploration budget for 2002 is $1.4 million and approximately 11,000 metres of diamond drilling will be done to test priority targets on seven properties. These programs will include 2,500 metres of drilling on the newly acquired Rod/Linda/McKayseff base metal property in the Snow Lake camp, 3,200 metres to follow up new base metal discoveries made in 2001 on the Counsell Lake property in the Lynn Lake area, 3,000 metres to test several airborne conductors on the Bigstone property in Saskatchewan and 2,480 metres on four additional properties near Flin Flon, Manitoba. The search for new projects will continue and joint venture partners will be sought to help accelerate the exploration of Aur's large land position in the Flin Flon-Snow Lake mining camp.

United States and Central America

The first year of a new exploration initiative, consisting of a pro-active search and evaluation program focussed primarily on the identification and then the acquisition of advanced level exploration projects in selected areas of the United States and Central America, was active in 2001. More than 25 projects located in the southwestern United States, Alaska, Mexico, Guatemala, Nicaragua, the Dominican Republic and Cuba were reviewed last year. A number of these have been identified as acquisition targets and efforts to obtain these properties are ongoing.

In 2002, the exploration program will continue to focus on the acquisition of new, advanced-stage, exploration projects with demonstrated near-term development potential.

ACQUISITIONS

Aur's acquisitions program is focussed on the acquisition of development stage and producing mining assets through direct purchases and/or acquisitions of companies holding such assets.

Aur reviewed a number of base metal opportunities in Canada and the United States during 2001, which led to the acquisition of the Duck Pond deposit in March of 2002. A number of other opportunities currently remain under consideration.

The 2002 acquisitions program is designed to identify and evaluate acquisitions of advanced-stage, bulk mineable, copper and copper-dominated polymetallic deposits. Acquisition targets must be capable of supporting production equivalent to at least 75 million pounds of copper annually over a mine life of at least 10 years and provide a return on invested capital of at least 15%. The geographic focus of this program will be in areas of North and Central America considered to be geologically and politically favourable and include most of Canada, the southwestern United States, Mexico and several emerging Central American countries.



Robert Lauzon maintaining mobile equipment at the Louvicourt Mine



TWENTY YEAR ANNIVERSARY

95

Louvicourt Mine achieves full production.

South Division


O&K

Mines and Development stage projects



David Brace, President, South America Division

In 2001, the Quebrada Blanca Mine produced a record 164.4 million pounds of copper

Loading ore haulage truck at the Andacollo Mine

QUEBRADA BLANCA MINE – CHILE

The Quebrada Blanca Mine completed its first full year of production under Aur's operatorship in 2001 following Aur's purchase of a 76.5% interest in the mine in November 2000. This open-pit, heap leach mine, which produces cathode copper using solvent extraction electro-winning technology (SX-EW), is located in the high Andes of northern Chile at an elevation of 4,300 metres. The acquisition of Quebrada Blanca quadrupled Aur's copper reserves to over 2.1 billion pounds, tripled its annual copper production and has been a major contributor to Aur's growth in the copper business.

In 2001, the Quebrada Blanca Mine produced a record 164.4 million pounds of copper at a record low cash operating cost, including transportation, marketing and administration expenses, of $0.48 per pound of copper sold. Copper quality improved from 74% LME Grade A in 2000 to approximately 94% this past year, also a new record for the mine. Operating income was $44.5 million in 2001.

A total of 30.5 million tonnes of rock was mined in 2001 which was comprised of 7.5 million tonnes of heap leach ore at a grade of 1.46% total copper, 5.1 million tonnes of dump leach ore at a grade of 0.58% total copper and 17.9 million tonnes of waste rock. The heap leach ore was crushed and stacked for leaching while the dump leach ore was placed on the dump leach stockpile for processing beginning in late 2002.



Adolfo Geywitz and Eduardo Zagals coordinating ore stacker placement at Quebrada Blanca

The major capital investment program at Quebrada Blanca, initiated in December 2000 and designed to improve copper quality, reduce operating costs and increase production from 75,000 to 80,000 tonnes per year beginning in 2003, continued in 2001 at a cost of $9.8 million. The replacement of the lead anodes in the electrowinning plant will be completed in the first quarter of 2002 and has already materially increased the cathode quality. A series of operating initiatives undertaken in 2001 reduced cash operating costs from $0.52 per pound of copper sold in 2000 to $0.48 this past year.

Progress toward completing the dump leach facilities and the connection to the power grid in northern Chile was also made and these projects are expected to be completed on schedule in 2002.

Proven and probable reserves at Quebrada Blanca increased by 8.2 million tonnes to 141.0 million tonnes at a grade of 0.83% copper at December 31, 2001 after the mining of 7.5 million tonnes at a grade of 1.46% total copper during the year. At the current mining rate, the proven and probable reserves are sufficient to sustain this operation for 11 years.

An evaluation of all the existing geological information related to the reserves and resources in the current mine plan and to the rest of the Quebrada Blanca property has been initiated and will continue over the next two years. A component of this work will be to carry out exploration work designed to increase the resource base and extend mine life. Drilling carried out in late 2000 and early 2001 resulted in the measured and indicated resources being increased by 56.5 million tonnes to 209.3 million tonnes at a grade of 0.74% total copper. In addition, inferred resources were increased by 60.4 million tonnes to 114.2 million tonnes at a grade of 0.57% total copper. In 2002, $1.0 million will be spent on the exploration and infill drilling program at Quebrada Blanca and the ongoing geologic evaluation program.



TWENTY YEAR ANNIVERSARY

Andacollo copper production commenced.
CDN$82.5 million equity financing completed.

Quebrada Blanca Mine Statistics (100%)

	1997	1998	1999	2000	2001	2002 *Budget*
Operations						
Tonnes ore & waste mined (millions)	28.8	30.5	31.8	28.7	30.5	32.9
Tonnes heap leach ore stacked (millions)	5.8	6.5	5.8	5.9	7.5	7.7
Tonnes ore stacked/day	15,899	17,926	16,030	16,396	20,435	21,000
Total copper grade stacked (%)	1.64	1.47	1.49	1.49	1.46	1.37
Soluble copper grade stacked (%)	1.50	1.28	1.27	1.24	1.34	1.23
Tonnes dump leach ore mined (millions)	–	–	–	–	5.1	5.3
Total copper grade of dump leach mined (%)	–	–	–	–	0.58	0.64
Strip ratio	3.0:1	2.1:1	3.1:1	2.7:1	1.4:1	1.53:1
Production						
Copper cathode produced (million lbs.)	147.3	156.7	161.1	151.3	164.4	173
Copper cathode produced (tonnes)	66,796	71,082	73,077	68,615	74,577	78,000
Costs						
Operating cost per pound of copper sold*	$ 0.57	$ 0.58	$ 0.52	$ 0.52	$ 0.48	$ 0.49
Capital expenditures (millions)	–	–	–	$ 6.7	$ 9.8	$ 25.4

* *Cash operating cost per pound of copper sold includes all transportation and marketing costs.*

Quebrada Blanca Mine Leachable Mineral Reserves and Resources (100%)

At December 31, 2001

Mineral Reserves

	Heap Leach		Dump Leach		Oxide Leach		Total	
Category	*t(000's)*	*TCu%*	*t(000's)*	*TCu%*	*t(000's)*	*TCu%*	*t(000's)*	*TCu%*
Proven	23,894	1.19	30,509	0.62	6,251	0.58	60,654	0.84
Probable	34,448	1.15	41,429	0.59	4,482	0.56	80,359	0.83
Total Reserves	58,342	1.17	71,938	0.60	10,733	0.57	141,013	0.83

Mineral Resources (including Reserves)

	Heap Leach		Dump Leach		Oxide Leach		Total	
Category	*t(000's)*	*TCu%*	*t(000's)*	*TCu%*	*t(000's)*	*TCu%*	*t(000's)*	*TCu%*
Measured	24,487	1.19	38,178	0.60	6,914	0.57	69,579	0.80
Indicated	40,652	1.13	92,211	0.54	6,831	0.50	139,694	0.71
Total Resources	65,139	1.15	130,389	0.55	13,745	0.53	209,273	0.74
Inferred	20,013	0.98	87,577	0.48	6,566	0.50	114,156	0.57

Notes:

"t (000's)" means thousands of tonnes; "TCu%" is the percent assayed total copper grade and "m" means metres.

The QB mineral reserve and resource estimates have been prepared and classified in accordance with the standards established under 43-101. The qualified persons responsible for the mineral resource and reserve estimates, respectively, are Neil Barr, P.Geo., Chief Mine Geologist, QB Mine and David J. Libby, P.Eng., Vice-President, Mining Operations, Aur South America Division. The proven and probable reserves comprise those portions of the measured and indicated resources, respectively, that are contained within the currently planned final pit outline which was derived from the QB2001-N3 resource block model and adjusted for the pit topography at December 31, 2001. Proven reserves and measured resources include broken stockpiles totalling 20.7 million tonnes grading 0.60 TCu%, with the remainder being in situ.

The mineral reserves and resources were estimated using a copper price of $0.95/lb. and cut-off grades of 0.765 SCu% for pit phases II and III and 0.647 SCu% for the remaining phases for heap leach mineralization, 0.125 SCu% for dump leach mineralization and 0.161 SCu% for oxide leach mineralization where SCu% represents the % soluble copper which is the sum of the acid soluble and cyanide soluble assays. These cut-off grades, which represent interim changes compared to the cut-off grades used in the December 2000 resource and reserve estimate, are currently under review and it is expected that a new soluble copper resource block model, which will incorporate recently completed in-fill drilling results, will lead to a new mineral reserve estimate being available by mid-2002.

The mineral resource categories are based on a drilling density of 50 x 50 x 70 m for the measured mineral resources, 70 x 70 x 100 m for the indicated mineral resources and 100 x 100 x 141 m for the inferred resources.

Resources that do not qualify as reserves do not have demonstrated economic viability.

In 2002, the Quebrada Blanca Mine is expected to produce 172.9 million pounds of cathode copper

The Quebrada Blanca Mine operated in full environmental compliance in 2001 and had a solid safety performance with no serious lost-time accidents. A continuous improvement program has been initiated in Aur's ongoing efforts to ensure safety in the workplace and preservation of the environment.

In 2002, the Quebrada Blanca Mine is expected to produce 172.9 million pounds of cathode copper at a cash operating cost of $0.49 per pound sold including all transportation and marketing costs. The cathode quality is expected to improve to over 95% LME Grade A as the lead anode replacement program is completed in March. A total of 32.8 million tonnes of rock will be mined in 2002 of which 7.7 million tonnes will be heap leach ore at an average grade of 1.37% total copper and 5.3 million tonnes will be dump leach ore grading 0.65% total copper.

Capital expenditures in 2002 are budgetted at $25.4 million. The principal components of this investment are $11.6 million to complete the dump leach facilities and $6.6 million to complete the connection to the power grid. In addition, $7.2 million will be spent on mobile equipment and other smaller capital projects. The 2001-2002 capital investment program established by Aur at the time of the acquisition of Quebrada Blanca, is expected to be completed on schedule before the end of 2002 approximately $5 million below the original $40 million budget. Copper production is expected to be 80,000 tonnes in 2003 as a result of these capital investments.

The Quebrada Blanca Mine has performed very well in 2001 and in the years ahead is expected to meet or exceed Aur's expectations at the time it was acquired. This mine will be a major contributor to Aur's copper production profile for the foreseeable future.

ANDACOLLO MINE – CHILE

The Andacollo Mine completed its fifth year of operation in 2001 and produced 46.5 million pounds of very high-quality cathode copper during the year. Located in north-central Chile at an elevation of 1,000 metres approximately 350 kilometres north of the city of Santiago, Andacollo continued to provide significant economic benefits to the local town of Andacollo where over 80% of the workforce resides.

In 2001, the Andacollo Mine operated in full environmental compliance and had a solid safety record with 3 minor lost-time accidents.

The cathode copper produced in 2001 was 100% LME Grade A quality and was sold at amongst the highest premium pricing in the industry. Cash operating costs, including all transportation and marketing costs, were $0.53 per pound of copper sold and operating income was $11.2 million.

A total of 16.4 million tonnes of rock was mined in 2001 of which 3.8 million tonnes was ore at an average a grade of 0.71% soluble copper, which was crushed, agglomerated and stacked on the leach pads for processing.

Capital expenditures were $2.9 million in 2001. These expenditures included the installation of additional solution pumping capacity necessary to deliver the leaching solutions to the leach pads as they become higher in elevation and for major overhauls of some of the mobile mining equipment. In 2002, capital investment at Andacollo is expected to be $1.7 million, the bulk of which is allocated to major overhauls of the balance of the mobile equipment.



Crushing plant, heap leach pads and solution ponds at the Andacollo Mine



TWENTY YEAR ANNIVERSARY

Aur pays first dividend of CDN$0.05 per share.
Andacollo debt free.

Geological work and in-fill drilling carried out in 2001 was successful in adding 2.3 million tonnes of new heap leach ore to the reserve base. As a consequence of this work, the reserves at year-end were reduced by only 1.5 million tonnes despite mining 3.8 million tonnes of ore during the year. The current mine life at Andacollo is approximately 6 years.

In 2002, Andacollo is expected to have another year of solid operating performance. Copper production is budgetted at 45.6 million pounds of 100% LME Grade A cathode copper. A total of 16 million tonnes of rock is scheduled to be mined, of which 3.6 million tonnes will be ore which will be crushed, agglomerated and stacked on the leach pads at an average grade of 0.70% soluble copper.

Andacollo has an experienced, dedicated operating team and it can be expected to continue its reliable, efficient operation in the years ahead.

ANDACOLLO HYPOGENE COPPER DEPOSIT – CHILE

A large, primary copper deposit underlies the supergene heap leach copper deposit currently being mined at Andacollo. Based upon a pre-feasibility study carried out by Aur in 1998, this hypogene deposit, which has resources of 311 million tonnes at an average grade of 0.46% Cu and 0.15 g/t Au, could be developed for mining at a strip ratio of 0.23:1 to produce approximately 75,000 tonnes of copper and 50,000 ounces of gold in concentrates annually for a period of 15 years. A full feasibility study must be completed for this copper deposit before a production decision can be considered. This deposit is considered an important potential source of future copper production for Aur.

QUEBRADA BLANCA HYPOGENE COPPER DEPOSIT – CHILE

A large, primary copper deposit is known to underlie the supergene copper deposit currently being mined at Quebrada Blanca. Based upon very limited drilling, an inferred copper resource of 225 million tonnes at a grade of 0.50% Cu was reported by Teck Cominco Limited in 1999. The potential for significantly increasing the size of this deposit and for enhancing the grade is believed to be high and exploration work to evaluate this potential will be carried out in future years. The Quebrada Blanca hypogene deposit represents a potential source of copper production for Aur for the long term.

Andacollo Mine Statistics (100%)

	1997	1998	1999	2000	2001	2002 Budget
Operations						
Tonnes ore & waste mined (millions)	9.0	8.4	9.6	12.7	16.4	16.0
Tonnes ore stacked (millions)	2.7	2.6	3.0	3.4	3.8	3.6
Tonnes ore stacked /day	7,600	7,170	8,085	9,405	10,441	9,793
Total copper grade stacked (%)	1.09	1.08	0.93	0.94	0.81	0.80
Soluble copper grade stacked (%)	0.87	0.86	0.75	0.79	0.71	0.70
Strip ratio	2.4:1	2.2:1	2.5:1	2.7:1	3.4:1	3.5:1
Production						
Copper cathode produced (million lbs.)	43.5	47.1	48.1	48.6	46.5	45.6
Copper cathode produced (tonnes)	19,800	21,400	21,800	22,029	21,095	20,700
Copper inventory in heaps (tonnes)	10,500	10,422	10,161	13,630	10,183	10,000
Costs						
Operating cost per pound of copper sold *	$ 0.58	$ 0.51	$ 0.49	$ 0.47	$ 0.53	$ 0.56
Capital expenditures (millions)	–	–	–	$ 0.20	$ 2.9	$ 1.7

* *Cash operating cost per pound of copper sold includes all transportation and marketing costs.*

Andacollo Mine Leachable Mineral Reserves and Resources (100%)

At December 31, 2001

Mineral Reserves	t(000's)	TCu %	SCu %
Proven	21,714	0.77	0.67
Probable	6	0.53	0.33
Total	21,720	0.77	0.67

Mineral Resources (including Mineral Reserves)	t(000's)	TCu %	SCu %
Measured	56,895	0.61	0.51
Indicated	4,844	0.45	0.41
Total	61,739	0.60	0.51
Inferred	4,407	0.48	0.44

Notes:

"t(000's)" means thousands of tonnes; "TCu%" is the percent assayed total copper grade; "SCu%" is the percent soluble copper, which is the sum of the acid soluble copper assay and cyanide soluble copper assay and "m" means metres.

The Andacollo mineral reserve and resource estimates have been prepared and classified in accordance with the standards established under 43-101. The qualified persons responsible for the mineral resource and reserve estimates, respectively, are Twila Griffith, P.Geol., Chief Mine Geologist, Andacollo Mine, and David J. Libby, P.Eng., Vice-President, Mining Operations, South America Division. The proven and probable reserves comprise those portions of the measured and indicated resources, respectively, that are contained within the July 2001 final pit outline which was derived from the July 2001 resource block model and adjusted for the pit topography at December 31, 2001.

The mineral reserves and resources were estimated using a copper price of $0.95/lb. ($0.82/lb. for material to be mined in 2002) and variable cut-off grades ranging from 0.25 SCu% to 0.32 SCu%. Proven reserves include broken stockpiles totalling 0.16 million tonnes averaging 0.73 TCu% (0.56 SCu%) and measured resources include broken stockpiles totalling 3.3 million tonnes averaging 0.59 TCu% (0.35 SCu%), with the remainder being in situ. Measured resources are defined by a minimum 22 drill hole composites (drill hole spacing at approximately 50 m), indicated resources are defined by between 3 and 21 drill hole composites (drill hole spacing at approximately 50 x 75-100 m) and inferred resources, by up to 2 composites and drillholes spaced at over 100 m.

Additional low grade mineral reserves totalling 6.5 million tonnes grading 0.36 TCu% (0.27 SCu%) in the proven category are being stockpiled and will be available for leaching at the end of the projected mine life.

Resources that do not qualify as reserves do not have demonstrated economic viability.

Business development

Business development activities, which include exploration and acquisitions, are the key to expanding Aur's production profile in South America. The principal focus of these programs is on the discovery of new copper, and to a lesser degree gold, deposits through exploration work and on the identification of producing and/or development stage projects for acquisition. Geographically, Chile is the area of highest priority given the combination of highly prospective geology and Aur's current operating and business experience in the country. Acquisition opportunities in Peru and Argentina are also under review on a more reactive basis. In 2002, a budget of $1.9 million has been established to actively pursue Aur's business development work in South America, of which $1.6 million has been allocated to exploration.

EXPLORATION

Aur's ongoing exploration efforts in South America focus on the search for bulk mineable copper and/or gold deposits. At this time, this work takes place principally in the Andean Cordillera of Chile which is the largest copper producing area in the world.

In 2001, Aur carried out exploration work on 8 projects at a cost of $1.4 million. Drilling to test priority targets for copper and gold was carried out on 3 properties. No mineralization of economic significance was intersected in this drilling, although the Agua de la Piedra gold property continues to warrant further work. Regional exploration and compilation work carried out in 2001 resulted in the acquisition of a new property which has known copper mineralization with the potential to be ore grade and significant in size. This project, and the continuation of Aur's regional exploration work, will be the main focus of the 2002 exploration effort.

ACQUISITIONS

In 2001, following the acquisition of the Quebrada Blanca Mine in late 2000, the acquisition program focussed on the identification of potential acquisition targets in Chile, Peru and Argentina. This work will continue in 2002 as Aur continues its efforts to expand its metal production profile in South America.



TWENTY YEAR ANNIVERSARY

2000

Quebrada Blanca Mine acquisition.

Loading and trucking copper ore at the Andacollo open-pit mine


O&K
2
2

The Copper Page

Copper is a key metal used in global industrial development. The combination of excellent heat and electrical conductivity, malleability, ductility and a high resistance to corrosion makes copper a superior material for use in the electronics, telecommunications, automotive, transportation, construction and industrial machinery businesses. Copper can be expected to be in high demand in the future as telecommunications, energy management and construction activities grow with the expansion of global development.

Global refined copper production was approximately 15.3 million tonnes in 2001 while consumption was 14.6 million tonnes. Consumption was 3.4% lower on a global basis but 7% lower in the western world as a consequence of a significant slowdown in industrial activity. China was the only real bright spot in the market as its domestic demand exceeded internal supply resulting in China being a strong net buyer of copper. The LME and COMEX copper inventories rose to a total of approximately 1.0 million tonnes at year-end, a 100% increase from year-end 2000. The reduction in demand was reflected in the copper price which fell to a 15 month low of $0.60 per pound in November 2001 before recovering to $0.69 per pound at year-end. Copper has traded in the range of $0.60-$0.91 per pound twice in the past three years. This volatility makes price forecasting difficult; however, the copper price averaged over $1.00 per pound in the 1980's and the 1990's and, as industrial demand recovers, the price of copper can be expected to rise to higher levels.

U.S. copper consumption by end-use


Consumer & general products 10%
Transportation equipment 12%
Industrial machinery and equipment 11%
Building construction 40%
Electrical and electronic products 27%

Weekly copper exchange stocks and monthly cash LME price


Tonnes (thousands)
$/pound
1000
900
800
700
600
500
400
300
200
100
0
1.25
1.00
0.75
0.50
0.25
0
Comex Stocks
LME Price
LME Stocks
J M M J A O D F A M J S N J M A J A O D F M M J S N J M M J A O D
1997
1998
1999
2000
2001



Shovel loading ore at the Quebrada Blanca Mine

Management's Discussion & Analysis

(expressed in United States dollars except where otherwise noted)

FINANCIAL RESULTS

Overview

Revenue in 2001 was a record $215.8 million and cash flow from operating activities was $79.4 million, equal to $0.87 (CDN$1.35) per share, compared to $35.2 million, equal to $0.45 (CDN$0.67) per share in 2000. Expenses in 2001 totalled $194.4 million and net earnings were a record $21.4 million, equal to $0.22 (CDN$0.35) per share. Expenses in 2000 totalled $103.5 million, including $25.4 million of write-offs of Aur's investment in all non-producing mineral properties and certain marketable securities and long-term investments, resulting in a net loss of $14.0 million, equal to $0.18 (CDN$0.28) per share in 2000.



Ron Gagel, Vice-President and Chief Financial Officer (left) with Ed Guimaraes, Controller

MINING

Ownership interests

Aur owns an interest in three producing mines: Louvicourt, Andacollo and Quebrada Blanca.

The Louvicourt Mine, located near the city of Val d'Or, Quebec, Canada, is a joint venture with Teck Cominco Limited ("Teck Cominco") and Novicourt Inc., of which Aur is the operator and holds a 30% interest. Aur's Consolidated Financial Statements reflect 30% of the assets, liabilities, revenues, expenses and cash flows of the Louvicourt Mine joint venture.

Aur is the controlling shareholder of Compañía Minera Carmen de Andacollo ("CDA"), the private Chilean corporation that owns the Andacollo Mine located near the town of Andacollo, Chile. Aur accounts for the Andacollo Mine on a fully consolidated basis. Aur owns 70% of the Series A shares (63% of the total shares outstanding) of CDA, with Compañía Minera del Pacífico ("CMP"), a Chilean private company, holding the remaining 30%. The Series B shares are held by Empresa Nacional de Minería ("ENAMI"), a Chilean government entity, are equal in number to 10% of the total number of shares of CDA outstanding and are essentially equivalent to a 10% net profits royalty interest in the mine. Aur's Consolidated Balance Sheets and Statements of Operations reflect 100% of the assets, liabilities, revenues and expenses of the Andacollo Mine with CMP's 30% reflected as a minority interest. Due to preferential rights to cash flows related to obligations of CDA, Aur receives 100% of the next $13.9 million plus interest of Andacollo's net cash flows, 70% of the subsequent $39.3 million plus interest and 63% thereafter.

Aur is also the controlling shareholder of Compañía Minera Quebrada Blanca S.A. ("QB"), the private Chilean corporation that owns the Quebrada Blanca Mine located 170 kilometres southeast of the port city of Iquique, Chile. Aur accounts for the Quebrada Blanca Mine on a fully consolidated basis. Aur owns 90% of the Series A shares (76.5% of the total shares outstanding) of QB, with Inversiones Mineras S.A. ("Pudahuel"), a Chilean private company, holding the remaining 10%. The Series B and C shares are held by ENAMI and Pudahuel, are equal in number to 15% of the total number of shares of QB outstanding and are essentially equivalent to a 15% net profits royalty interest in the mine. Aur's Consolidated Balance Sheets and Statements of Operations reflect 100% of the assets, liabilities, revenues and expenses of the Quebrada Blanca Mine with Pudahuel's 10% reflected as a minority interest. Due to preferential rights to cash flows related to obligations of QB, Aur essentially receives 100% of the next $120 million (plus interest on $102 million thereof) of Quebrada Blanca's net cash flows, 90% of the subsequent $80 million and 76.5% thereafter.

Metal production and sales

Aur's metal production from the Louvicourt, Andacollo and Quebrada Blanca mines in 2001 was 245.2 million pounds of copper compared to 100.8 million pounds of copper in 2000, along with significant by-product zinc, silver and gold in both years. Copper sales of 249.7 million pounds exceeded production by 4.6 million pounds in 2001 as copper cathode inventory was drawn down to 2.2 million pounds by year-end.

Metal Production[1]

Mine and beneficial interest	*2002 budget*	**2001**	2000
Louvicourt (30%)			
Copper (million lbs.)	29.1	**34.3**	33.6
Zinc (million lbs.)	15.9	**11.8**	12.1
Silver (thousand oz.)	282.4	**265.3**	260.9
Gold (thousand oz.)	10.0	**10.0**	9.4
Andacollo (70%)			
Copper (million lbs.)	45.6	**46.5**	48.6
Quebrada Blanca (90%)			
Copper (million lbs.)	172.9	**164.4**	18.6[2]
Total			
Copper (million lbs.)	247.6	**245.2**	100.8

(1) All production figures are shown on a 100% basis with the exception of Louvicourt which represents Aur's 30% joint venture interest.

(2) Represents 40 days of production from November 22, 2000, the date of acquisition of Quebrada Blanca.

Copper Sales[1]

(millions of pounds)



250
200
150
100
50
0
Louvicourt
Andacollo
Quebrada Blanca
1996
1997
1998
1999
2000
2001
2002
budget

(1) Production and sales figures may differ due to changes in cathode copper inventory levels.

Operating revenues

The Louvicourt, Andacollo and Quebrada Blanca mines combined to generate $192.1 million of mining revenues for Aur in 2001. This 115% increase over 2000's mining revenues is primarily due to the inclusion of $125.2 million of revenues from Quebrada Blanca representing a full year's production compared to only $13.4 million resulting from the inclusion of Quebrada Blanca's production for the 40 day period commencing November 22, 2000, the date of its acquisition by Aur.

The average cash settlement price of copper on the London Metal Exchange ("LME") was $0.72/lb. in 2001, down 15% from Aur's budgetted 2001 price of $0.85/lb. and 12% from the actual price of $0.82/lb. in 2000. Aur's forward sale of 154 million pounds of copper at $0.87 per pound generated $23.7 million of revenue for Aur in 2001 and assisted it in realizing an average of $0.83 per pound of copper sold. Aur had no forward sales of copper in 2000. The average copper price realized by Aur for any given year generally differs from the average LME price as a result of quarterly production and sales variances, premiums to LME pricing received on cathode copper sales and the timing of payment terms. Copper sales accounted for 96% of Aur's metal revenues in 2001 and this is expected to be approximately 94% in 2002 at Aur's budgetted metal prices.

Realized Average Metal Prices and Foreign Exchange Rates

	2002 Budget	**2001**	2000
Copper ($/lb.)	0.75[1]	**0.83**	0.82
Zinc ($/lb.)	0.45	**0.39**	0.49
Silver ($/oz.)	5.00	**4.34**	4.68
Gold ($/oz.)	275.00	**273.00**	264.00
CDN$/$	1.5100	**1.5489**	1.4854
Chilean peso/$	600	**637**	542

(1) Does not include premiums to LME pricing on cathode copper sales nor revenue from forward sale of 106 million pounds of copper at $0.83 per pound in 2002.

Mining expenses

Aur's mining operations continue to be low cost producers with the cash operating cost averaging $0.49 per pound of copper sold in 2001 compared to $0.50 in the budget and $0.46 per pound in 2000. The smelting and refining charges for Louvicourt's concentrates are negotiated annually and are generally related to world terms for concentrates of similar quality and quantity. Sales of zinc, silver and gold from Louvicourt are included in revenues; however, for purposes of calculating the cash operating cost per pound of copper sold, the revenues from zinc, silver and gold are treated as by-product credits.

Summary by mine

Louvicourt

The Louvicourt Mine produced 114.2 million pounds of copper and 39.4 million pounds of zinc from 1.6 million tonnes of ore milled during 2001. Mill throughput averaged 4,304 tonnes per day, similar to last year, while copper production was 2.1 million pounds more and zinc production was 0.8 million pounds less than last year. Copper production for the year was 0.6 million pounds more than budgetted while zinc production was 5.1 million pounds less than budgetted due to lower zinc head grades. Aur's share of Louvicourt's revenues was $31.7 million for 2001, compared to $36.7 million in 2000. The lower revenue was principally due to lower realized metal prices. Cash operating costs, net of by-product credits, for 2001 were on budget at $0.46 per pound of copper sold and $0.03 per pound higher than in 2000. Cash operating costs per pound were higher in 2001 than in 2000 primarily due to extra costs associated with maintaining safe operating conditions underground as the mine ages.

Cash Operating Cost per Pound of Copper[1]


Louvicourt
Andacollo
Quebrada Blanca
Average
0.75
0.50
0.25
0.00
1996
1997
1998
1999
2000
2001
2002
budget

(1) Cash operating cost per pound sold includes smelting, refining, transportation and marketing costs, settlement adjustments, provisional pricing and is net of by-product credits, where applicable.

Andacollo

The Andacollo Mine produced 46.5 million pounds of high quality copper in 2001. A total of 16.4 million tonnes of rock, of which 3.7 million tonnes was ore, was mined at a strip ratio of 3.4:1 compared to 12.7 million tonnes of rock mined in 2000. Andacollo's revenues were $35.3 million in 2001, compared to $39.4 million in 2000 as a result of lower copper prices. Cash operating costs were $24.9 million or $0.53 per pound of copper sold. The costs were $0.02 higher than budgetted primarily as a result of lower copper production and $0.08 per pound higher than in 2000. Approximately $0.03 of the cash operating costs per pound in 2001 were due to the change in the accounting policy for in-process inventory (note 2(a) to the Consolidated Financial Statements), while the balance was due to the mining of 3.7 million additional tonnes of rock in 2001 and the production of 2.1 million pounds less copper this year.

Quebrada Blanca

The Quebrada Blanca Mine produced a record 164.4 million pounds of copper in 2001, of which 94% was LME Grade A quality. A total of 30.5 million tonnes of rock, of which 12.6 million tonnes was ore, was mined at a strip ratio of 1.4:1. Quebrada Blanca's revenues were $125.2 million for 2001, approximately $17.3 million below budget due principally to lower realized copper prices somewhat offset by the sale of 3.2 million more pounds of copper than originally budgetted. Revenues were up $111.8 million from 2000 as results from the Quebrada Blanca Mine for 2000 were only included from November 22, 2000, the date of acquisition. Cash operating costs were $80.6 million or $0.48 per pound of copper sold, $0.03 per pound below budget for the year and $0.04 less than the $0.52 per pound for the 40 day period in 2000.

OTHER REVENUES AND EXPENSES

Exploration

Exploration expenses were $4.0 million for the year, compared to $3.9 million in 2000.

Administration

Administrative expenses were $5.1 million for the year, compared to $5.3 million in 2000.

Depreciation and amortization

Depreciation and amortization expenses were $41.0 million in 2001, compared to $16.1 million in 2000. Depreciation and amortization expenses were higher in 2001 than in 2000 due to the acquisition of the Quebrada Blanca Mine in November 2000.

Acquisition credit facility interest

Interest expense on Aur's bank debt, borrowed to partially finance the Quebrada Blanca acquisition, was $11.2 million for the year. In 2000, interest expense totalled $1.7 million as the bank facility was not drawn down until November 22. Aur benefitted from declining interest rates throughout the year as the 90 day London Interbank Offering Rate ("LIBOR") declined from 6.7% at the end of 2000 to just under 2.0% at the end of 2001.

Mineral properties written-off

A review of Aur's mining operations confirmed that no write-down of the carrying value of these assets was appropriate as their mineral reserves remain essentially unaffected by current low metal prices. In 2000, Aur wrote-off $21.3 million, being the entire amount of Aur's historical accumulated costs of its non-producing mineral properties. The amounts recorded for mineral property costs on the Balance Sheets reflect the historical net expenditures accumulated thereon and do not necessarily represent the inherent or realizable value of the relevant properties.

Other

Other net revenues totalled $0.4 million in 2001, compared to other net expenses of $0.8 in 2000 (note 8 to the Consolidated Financial Statements).

Interest and other income

Interest and other income totalled $3.3 million in 2001, compared to $5.4 million in 2000. Interest income in 2001 was $1.8 million, down $2.5 million from 2000, due to lower average cash balances and a lower average interest rate. Management fees, earned by Aur as operator of the Louvicourt Mine and other exploration joint ventures, and other revenues were approximately the same as in 2000 at $1.5 million.

Provision for and/or gain (loss) on sale of marketable securities and investments

In 2001, Aur sold its interest in Cambior Inc. ("Cambior") and certain other junior mineral exploration companies for a gain of $0.5 million. In 2000, the amount charged to earnings for provision and/or losses on marketable securities and long-term investments totalled $6.2 million. Aur's 1.8 million shares of Inmet Mining Corporation were sold for a loss of $1.7 million in 2000, along with certain other investments in junior mining corporations. Other than its shareholding in Cambior, the balance of Aur's marketable securities had been written-off in 2000.

Foreign exchange

Fluctuations in the Canadian-United States dollar exchange rate no longer have the same impact on Aur's financial statements as in prior years because Aur's monetary assets and liabilities are now predominantly denominated in United States dollars, Aur's reporting currency. The exchange loss of $0.7 million in 2001 is primarily from the loss on Aur's currency hedge. In 2000, Aur entered into forward foreign exchange contracts whereunder Aur received CDN$1.5 million in exchange for approximately $1.0 million in each month of 2001. This transaction was entered into to effectively hedge Aur's 30% share of 2001 cash operating costs at the Louvicourt Mine at an exchange rate of $1.4820 for each dollar. The exchange gain of $1.7 million in 2000 resulted from the decrease of the United States dollar relative to the CDN$ (from 1.5476 at November 22 to 1.4995 at December 31, 2000) during a period when Aur had significant amounts of Canadian dollar denominated net current assets.

FINANCIAL POSITION

Cash and other liquid resources

At December 31, 2001, Aur had cash resources of $73.8 million held in interest-bearing, low-risk term deposits. Management considers a conservative investment strategy with respect to Aur's cash resources to be appropriate, particularly given the level of risk inherent in the mining business. Aur's cash balances increased by $44.9 million during the year as cash flow from operating activities was a record high of

$79.4 million in 2001. Aur had working capital at year-end of $81.3 million, an increase of $6.1 million from 2000.

Receivables at the end of 2001 were $9.3 million lower than last year at $11.9 million primarily due to the planned reduction in Quebrada Blanca's cathode copper sales receivables that was accomplished in the first quarter of 2001.

The carrying value of Aur's marketable securities at December 31, 2001 was nil as Aur had written-off all of its investments in mining companies in 2000, with the exception of Cambior which was sold during 2001. The quoted market value of the remaining portfolio of share investments in junior mining companies, including 11.2 million shares of Thundermin Resources Inc. ("Thundermin") and 3.5 million shares of North American Tungsten Corporation Ltd. ("NAT"), at December 31, 2001 was $1.8 million, which is approximately the same as the original cost of these share investments. Gains will be recorded only upon disposition of these share investments.

In order to conform the accounting policies of Andacollo with those of Quebrada Blanca, Aur changed its accounting policy for in-process inventories at Andacollo to record these amounts on the Balance Sheets. Previously, Andacollo expensed these amounts. The financial impact of this accounting change has been retroactively applied to previous financial years. The effect of this change on earnings in 2001 was not material; however, the inventories on the Balance Sheets at December 31, 2001 and 2000, increased by $7.7 million and $8.2 million, respectively (note 2 to the Consolidated Financial Statements). In light of this change, comparative financial statements for the years from 1996 to date were restated and have been provided at the end of this discussion.

Inventories and prepaid expenses decreased $5.7 million to $56.8 million. Mine supplies inventory decreased by $1.8 million to $9.0 million. The in-process copper inventory decreased $1.9 million primarily as a result of lower costs of production at Quebrada Blanca. Direct mine operating costs, other than depreciation and amortization, are included in in-process inventory, with the average cost of the in-process inventory being transferred to finished goods inventory when cathode copper is produced and ultimately matched against revenues once the cathode copper is sold. A 4.6 million pound decrease in cathode copper inventory resulted in a $2.5 million decrease in the inventory balance in 2001.

Accounts payable and accrued liabilities decreased $2.7 million from 2000 to $24.6 million in 2001 in the normal course of business.

Scheduled principal repayments of Aur's bank debt totalling $8.5 million were made in 2001. In addition, as a consequence of Aur's strong cash flows in 2001, a $5.6 million mandatory prepayment was made in August 2001 and a $9.3 million mandatory prepayment was made on February 15, 2002, thereby reducing the debt balance outstanding to $146.7 million from the $156.0 million balance at December 31, 2001. The balance outstanding for Tranche A will then be $140.4 million and for Tranche B $6.3 million. The mandatory prepayments made to date have reduced the final Tranche A and Tranche B principal repayments due June 30, 2007 from $12.8 million and $10.0 million, respectively, to $1.7 million and $6.2 million, respectively.

Net Bank Debt to Net Bank Debt Plus Equity[1]


50
25
0
40%
35%
21%
2000
2001
2002

(1) Net bank debt is the bank debt less cash balances; equity is shareholders' equity.

Capital assets

Louvicourt

Aur's share of ongoing underground development work and other capital equipment costs at Louvicourt was $0.4 million in 2001 compared with $0.6 million in 2000. The Louvicourt Mine has completed all major development work necessary to mine out the remaining reserves in the current mine plan.

Andacollo

Capital expenditures at Andacollo were $2.9 million in 2001 compared with $0.2 million in 2000. These expenditures included the purchase of a new excavator and the purchase and installation of new leach solution pumps as well as major overhauls to a portion of the mobile mining equipment in 2001.

Quebrada Blanca

Capital expenditures at Quebrada Blanca were $9.8 million in 2001 compared with $0.2 million for the 40 day period in 2000. The capital expenditures were incurred principally on the dump leach and power grid connection projects and for lead anode replacement in the SX-EW plant.

Shareholders' equity

At Aur's annual shareholders' meeting held on April 26, 2001, shareholders approved a resolution to eliminate Aur's December 31, 2000 deficit of $17.9 million at that time. Accordingly, the contributed surplus of $2.8 million was eliminated and the balance of $15.1 million was charged to share capital.

In November 2000, Aur issued 15 million common shares for net proceeds of $25.8 million. Included in shareholders' equity is $30.4 million (2000 - $28.5 million) related to the equity portion of the convertible debt due in 2003 (note 6(b) to the Consolidated Financial Statements). These funds and obligations, in conjunction with $170 million of bank borrowings and Aur's then existing cash resources, were used to finance the acquisition of Quebrada Blanca.

OUTLOOK

Reserves

Proven and probable reserves in the current mine plan for Louvicourt were calculated at December 31, 2001 to be 4.1 million tonnes at an average grade of 3.06% copper, 1.94% zinc, 28.0 grams per tonne silver and 0.85 grams per tonne gold. No material net additions or reductions to the reserves, other than those mined, were made during the year. The reserves, which are currently sufficient to sustain production for 3.0 to 3.5 years, will vary from year to year based upon metal prices and as ore is mined out or added to as a result of definition drilling.

The proven and probable reserves at Andacollo were 21.7 million tonnes at a grade of 0.77% total copper at December 31, 2001. Approximately 2.3 million of the 3.7 million tonnes of ore mined in 2001 were replaced as a result of definition drilling and a revision of the mine plan. The reserves are currently sufficient to sustain production for approximately six years at the current rate of production.

The proven and probable reserves at Quebrada Blanca were 141.0 million tonnes at a grade of 0.83% total copper at December 31, 2001. The reserves are currently sufficient to sustain copper production for approximately 11 years at the planned rates.

Mining

In 2002, Aur expects its share of production from the Louvicourt, Andacollo and Quebrada Blanca mines to total 247.6 million pounds of copper together with by-product zinc, silver and gold. While the cash operating cost per pound of copper produced net of by-product credits may fluctuate quarter to quarter, it is budgetted to average $0.49 at Louvicourt, $0.56 at Andacollo and $0.49 at Quebrada Blanca resulting in an overall average cost of approximately $0.50 per pound in 2002.

Louvicourt

In 2002, a total of 1.5 million tonnes of ore is scheduled to be processed through the Louvicourt mill at an average head grade of 3.06% copper, 1.94% zinc, 29.4 grams per tonne of silver and 0.98 grams per tonne of gold to produce 154,574 tonnes of copper concentrates (which contain the silver and gold) and 42,518 tonnes of zinc concentrates. The copper concentrates are processed at Noranda's Horne smelter in Rouyn, Quebec, Canada and the zinc concentrates are processed at Noranda's CEZ smelter in Valleyfield, Quebec, Canada. Mine site operating costs in 2002, excluding depreciation and amortization, are estimated to be $27.65 (2001 – $25.99) per tonne of ore milled and the cash operating cost, net of by-product credits and including transportation, smelting and refining charges but excluding depreciation and amortization, are estimated to be $0.49 per pound of copper. Aur's 30% share of net earnings and operating cash flow from Louvicourt in 2002 is expected to be $1.3 million and $7.0 million, respectively, based upon Aur's budgetted metal prices, foreign exchange rate and operating costs. The settlement prices for Louvicourt's copper and zinc concentrates in 2002 will be the average LME cash settlement prices for the second month following receipt of the concentrates at the relevant smelter.

Andacollo

In 2002, the Andacollo Mine is scheduled to produce 45.6 million pounds of 100% LME Grade A cathode copper. A total of 3.6 million tonnes of ore at a grade of 0.80% total copper will be mined and stacked on the leach pads, with 12.4 million tonnes of waste also being mined, resulting in a strip ratio of 3.5 to 1. Cash operating costs for 2002, including transportation and marketing costs but excluding depreciation and amortization, are estimated to be $0.56 per pound of copper produced. Andacollo's contribution to Aur's net earnings and operating cash flow in 2002 is expected to be essentially nil and $9.5 million, respectively, based upon Aur's budgetted copper price, foreign exchange rate and operating costs.

Approximately 75% of the cathode copper to be produced at Andacollo in 2002 is committed to be sold at a premium to the average LME cash settlement price with the balance of the copper produced to be sold on a spot basis.

Quebrada Blanca

In 2002, the Quebrada Blanca Mine is scheduled to produce 172.9 million pounds of copper not less than 95% of which will be LME Grade A quality. A total of 7.7 million tonnes of ore at a grade of 1.37% total copper will be mined and stacked on the leach pads, 4.2 million tonnes will be stockpiled for dump leaching and 19.9 million tonnes of waste will also be mined, resulting in a strip ratio of 1.5 to 1. Cash operating costs for 2002, including transportation and marketing but excluding depreciation and amortization, are budgetted at $0.49 per pound of copper produced. Quebrada Blanca's contribution to Aur's net earnings and operating cash flow in 2002 is expected to be $16.0 million and $45.4 million, respectively, based upon Aur's budgetted copper price, foreign exchange rate and operating costs. Approximately 79% of the cathode copper to be produced at Quebrada Blanca in 2002 is committed to be sold at a premium to the average LME cash settlement price with the balance of copper produced to be sold on a spot basis.

Hedging

Aur maintains a conservative hedging philosophy where all contracts are consistent with forecast production and can be satisfied by ultimate delivery.

Aur, prior to drawing down the Acquisition Credit Facility (note 6(a) to the Consolidated Financial Statements), entered into a series of copper forward sales contracts for 360 million pounds of copper at varying prices over a four year period, of which 154 million pounds of copper forward sales settled in 2001.

In October 2001, Aur purchased, for $2.3 million, call options which give Aur the right but not the obligation to acquire 206 million pounds of copper at a price of $0.83 per pound over the period 2002 to 2004. The terms of these call options match those of the forward sales in quantity, maturity dates, LME pricing and settlement dates. Accordingly, the call options have been accounted for as a hedge. The cost of the call options has been included in other long-term assets on the Balance Sheet and will be amortized as the contracts mature over the next three years.

Aur's forward sales and matching purchased call options for 106 million pounds of copper in 2002 at a price of $0.83 per pound allow Aur to participate fully in copper prices above


Copper Hedging
(millions of lbs.)
Copper production
Forward sales (¢/lb.)
Purchased call options (¢/lb.)
300
200
100
0
154
106
87¢
83¢ 83¢
50
50
83¢ 83¢
83¢ 83¢
2001
2002
2003
2004

$0.83 per pound while remaining protected from prices below $0.83 for 106 million pounds of copper production in 2002. At Aur's $0.75 per pound budgetted average LME copper price in 2002, the forward sales would generate $8.5 million of additional operating revenue while the call options would expire unexercised. Aur does not expect to enter into any additional forward sales or other types of agreements to hedge its copper production in 2002. Aur's copper forward sales position has a margin limit of $60 million. This credit risk is essentially offset by the matching purchased call options. Aur views the counterparty risk to be essentially immaterial with respect to these transactions in that the copper contracts are with four of the major international banks which are also lenders to Aur under the Acquisition Credit Facility.

Aur does not currently have any other hedges in place for 2002. The monthly gains or losses on hedging activities are reflected in earnings as each monthly contract settles.

Environment

Aur conducts its mining operations with an ongoing commitment to maintaining the environment. Sufficient amounts are accrued during the life of a mine, on a units-of-production basis, to provide for mine closure, including employee severance obligations, and minesite restoration costs. The amount

Exploration Expenditures by Geographic Region

- Western Canada
- Eastern Canada
- USA and Central America
- South America

2002
budget


30%
39%
3%
28%

Total: $4.4 million
Aur's share: $4.1 million

2001


19%
39%
2%
40%

Total: $5.3 million
Aur's share: $4.0 million

of this accrual is reviewed on a periodic basis and prospectively adjusted to ensure that sufficient funds will be accrued to satisfy these requirements. The Aurbel gold mill operated as a custom mill until mid-1997 when it was placed on a care and maintenance basis. Mill decommissioning and tailings site restoration will be carried out when the mill is permanently closed. Aur's other past producing gold mining operations have been rehabilitated.

Other

Exploration

Business development activities will be carried out at a cost of $4.6 million, of which $4.1 million has been allocated to exploration projects in North, Central and South America and $0.5 million has been allocated to the search for new advanced-stage acquisitions.

Administration

Administration expenses in 2002 are budgetted to be approximately the same as in 2001 at $4.9 million.

Acquisition credit facility interest

Bank debt interest expense is budgetted to decline from $11.2 million in 2001 to $7.5 million in 2002 due to the lower debt balance and as interest rates are not expected to rise significantly in 2002.

Depreciation and amortization

Depreciation and amortization expenses in 2002 are expected to be approximately the same as in 2001 at $42 million.

Other revenues and expenses

Aur anticipates that approximately $1.4 million of interest income will be earned in 2002 on its cash resources. Management fees and other revenues are expected to remain approximately the same as in 2001.

Aur holds a 4% net smelter returns royalty ("NSR") from any production from the CanTung tungsten mine, located in the Northwest Territories in Canada. NAT, which owns the CanTung mine, announced that it has restarted the CanTung mine and will produce and sell tungsten concentrates in 2002. The NSR from production at the CanTung mine is not under the control of Aur and, therefore, no amounts have been included in Aur's budgetted revenues for 2002.

Minority interests

The 30% and 10% minority interest expense of Aur's partners at Andacollo and Quebrada Blanca, respectively, are budgetted to total $1.6 million and will be a non-cash expense due to Aur's preferential entitlement to 100% of cash flows from those two mines in 2002.

Income and resource taxes

Based upon Aur's budgetted metal prices and exchange rates, Aur should have sufficient Canadian and Chilean income tax pools to eliminate the payment of cash taxes on taxable income in both jurisdictions in 2002. Should Aur's copper forward sales revenues significantly exceed the $8.5 million budgetted to be earned in 2002, such additional taxable income in Canada may not be fully eliminated by the currently existing income tax pools and may be subject to taxes at a rate of approximately 40%. Aur will pay Quebec mining duties at a rate of 12% on Louvicourt's mining revenues less mining expenses. Andacollo and Quebrada Blanca are not budgetted to be subject to a material amount of cash taxes in 2002, but Quebrada Blanca will accrue future income taxes at a rate of 17%. Aur's Corporate cash taxes are expected to be approximately $0.3 million in 2002.

Liquidity

Cash resources

Aur's primary sources of cash flow in 2002 will be from the Louvicourt, Andacollo and Quebrada Blanca mines and, depending on copper prices, from the forward sales revenues from copper hedging activities. As a result of low budgetted metal prices, capital expenditures in 2002 of $27.2 million and $33.9 million of principal repayments of bank debt, Aur's cash resources and working capital are budgetted to decrease to approximately $58 million and $63 million, respectively, during 2002, before any mandatory prepayments of the bank debt from excess cash flow in the year.

Receivables

Aur's smelter settlements receivable comprise the majority of the balance of accounts receivable. At the budgetted price of copper, the smelter settlements receivable balance is not expected to be materially different at December 31, 2002 than at the end of 2001.

Capital expenditures

In 2002, Aur's share of capital expenditures is expected to total $27.2 million and is comprised of $25.4 million, $1.6 million and nil at the Quebrada Blanca, Andacollo and Louvicourt mines, respectively. The capital investment program at Quebrada Blanca, initiated in 2001 and designed to increase production from the current rate of 75,000 tonnes per year to 80,000 tonnes per year of LME Grade A cathode copper and to reduce steady state cash operating costs to below $0.50 per pound of copper produced, is proceeding and is expected to be completed by the end of 2002. Of the $25.4 million capital investment at Quebrada Blanca, $21.1 million relates to the completion of the dump leach and power grid connection projects and the purchase of two additional haulage trucks for the mining fleet. At December 31, 2001, there were sufficient cash resources on hand at Quebrada Blanca to fund the entire budgetted capital investment program in 2002.

The Duck Pond property acquisition, scheduled to close in late March 2002, is budgetted to cost $3.9 million, of which $3.3 million is cash with the balance being comprised of the tender to Thundermin of Aur's 11.2 million shares of Thundermin for cancellation thereby eliminating Aur's shareholding in Thundermin. It is unlikely that Aur will commence development of this project before the end of 2003. The acquisition cost of Duck Pond will be capitalized as a mineral property available for development.

Acquisition credit facility

The current portion of the bank debt is $33.9 million at December 31, 2001. The current portion reflects higher scheduled repayments in 2002 compared to 2001 and the $9.3 million mandatory prepayment from excess cash flows generated by Aur in the second half of 2001 which was made on February 15, 2002. Under the terms of the Acquisition Credit Facility (note 6(a) to the Consolidated Financial Statements), the banking syndicate is to be prepaid certain amounts in addition to the scheduled repayments. These mandatory prepayments vary but are expected to average 50% of excess cash flow generated by Aur. Excess cash flow is essentially defined as all cash generated by Aur from the Louvicourt, Andacollo and Quebrada Blanca Mines in excess of cash operating costs

Net Bank Debt[1]
($ millions)


Cash balances
Net bank debt
Bank debt
200
100
0
-100
-200
29
74
58
82
64
141
170
156
122
2000
2001
2002

(1) Net bank debt is the bank debt less cash balances.

Debt[1] and Equity
($ millions)


2002
budget
207
122
10
35
Bank debt
Convertible debenture
Other debt
Equity
2001
203
156
16
35
2000
185
170
20
35

(1) Debt includes the bank debt, lease obligations, property purchase obligations and 100% of the convertible debenture held by Teck Cominco.

and capital expenditure requirements at the mines, corporate administration, exploration and taxes and scheduled principal and interest payments on the bank debt. The bank debt balance at the end of 2002 will be $122.1 million absent any mandatory prepayments in 2002.

On December 31, 2003, Aur must pay Teck Cominco $35 million as part of the purchase price of Aur's interest in the Quebrada Blanca Mine. Aur has the right to meet this obligation by issuing common shares of Aur; however, it is the current intention of Aur to repay this obligation in cash. Teck Cominco do not have the right to require Aur to repay the obligation with Aur's equity. The accounting treatment for the Teck Cominco convertible debenture requires that $30.4 million of the $35.0 million balance outstanding be included in shareholders' equity at December 31, 2001.

Sensitivity to copper prices and foreign exchange rates

Aur's copper forward sales program provides downside protection on 43% of Aur's budgetted copper production in 2002 below a copper price of $0.83 per pound. At the budgetted average LME price of $0.75 per pound of copper, Aur's net earnings and operating cash flows would change approximately $10 million and $13 million, respectively, for a $0.10 change in copper prices. As Aur's purchased copper call options permit full participation in copper prices above $0.83 per pound, Aur's net earnings and operating cash flows would increase by approximately $18 million and $24 million, respectively, for each $0.10 increase in copper prices above $0.83 per pound. A one cent change in the value of the Canadian dollar relative to the United States dollar impacts the net earnings and cash flow to Aur by approximately $0.4 million. A 100 peso change in the value of the Chilean peso relative to the United States dollar impacts the net earnings and cash flow to Aur by approximately $3.9 million.

Risk factors

Operations

Aur's net earnings in the near-term are affected primarily by its mining operations and, in the longer term, will be affected primarily by the success or failure of its exploration projects and investments in the mining industry. The profitability of Aur's operations, in particular, the operation of the Louvicourt, Andacollo and Quebrada Blanca mines is and will be dependent upon the market price of copper. Copper and other metal prices have historically been subject to fluctuations and are affected by numerous factors which are unpredictable, including international economic and political conditions, inflation, levels of supply and demand, availability and costs of metals or substitutes for metals and the metal inventory levels maintained by producers and others. Aur's metal production is priced in United States dollars while its operating costs are incurred in United States dollars, Canadian dollars and Chilean pesos. To minimize metal price, foreign exchange and interest rate risks, Aur will, where considered appropriate, use various hedging strategies, to fix the price of metals, exchange and/or interest rates on all or a portion of its expected revenues, expenses or borrowings.

Operations are also affected to varying degrees by government regulations such as restrictions on production, price controls, tax increases, expropriation of property, environmental legislation or changes in conditions under which metals may be marketed. In addition, certain of the Canadian tax pools were acquired by Aur from predecessor companies and may be subject to change should all or part of these pools be successfully challenged by the Canada Customs and Revenue Agency.

In both 2001 and 2000, inflation was not a significant factor in determining operating costs as inflation rates in the countries in which Aur operates were relatively low. Inflation is not expected to be a significant factor in 2002.

At December 31, 2001, Aur had secured bank debt outstanding of $156 million. In addition, Aur is required to pay Teck Cominco $35 million in cash or common shares of Aur in respect of the acquisition of Quebrada Blanca by December 31, 2003.

Aur's financial leverage has important consequences to Aur, including requiring a significant portion of Aur's cash flow from operations to be dedicated to debt service, thereby reducing the funds available for future business opportunities and increasing Aur's vulnerability to adverse economic and industry conditions during the debt repayment period. In addition, the terms of the bank debt restrict Aur's ability to, among other things, incur any additional material indebtedness and to make other material business commitments.

The ability to repay its outstanding debt and other obligations will depend principally on, among other things, future copper prices, the future operating performance of Aur's mines and Aur's ability to refinance its indebtedness and/or raise equity capital should such become necessary. Each of these factors is to a large extent subject to economic, financial, competitive and other factors beyond Aur's control.

Caution regarding forward-looking information

Certain of the statements that are not historical facts contained in this Annual Report (and the other disclosure documentation of Aur such as its Annual Information Form ("AIF") and quarterly reporting to shareholders) are forward-looking statements that involve risks and uncertainties that could cause actual events or results to differ materially from estimated or anticipated events or results reflected in the forward-looking statements. Such forward-looking statements include, among other things, statements regarding targets, estimates and/or assumptions in respect of copper production and/or copper prices, cash operating costs, capital expenditures, increases and decreases in production, reserves and/or resources and anticipated grades and recovery rates and are or may be based on assumptions and/or estimates related to future economic, market and other conditions. Factors that could cause actual results, developments or events to differ materially from those anticipated include, among others, the factors described or referred to elsewhere herein and/or in the AIF and include unanticipated and/or unusual events. Many of such factors are beyond Aur's ability to control or predict. Actual results may differ materially from those anticipated. Readers are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein. Aur disclaims any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or results or otherwise.

Comparative Financial Review

(in thousands of United States dollars except where otherwise noted)

Consolidated Statements of Operations	**2001**	2000	1999	1998	1997	1996
	$	$	$	$	$	$
Operating revenues	**215,848**	89,493	73,070	68,912	81,074	38,707
Expenses						
Mining	**129,542**	49,781	48,924	49,163	48,068	23,894
Exploration	**3,983**	3,867	3,801	2,701	4,556	3,127
Administration	**5,057**	5,334	4,152	3,967	3,888	2,429
Depreciation and amortization	**40,961**	16,137	13,022	12,775	10,671	3,684
Acquisition credit facility	**11,232**	1,707	–	–	–	–
Mineral properties written-off	–	21,272	1,277	–	–	–
Other	**(394)**	802	(2,913)	4,873	3,690	(3,333)
	190,381	98,900	68,263	73,479	70,873	29,801
	25,467	(9,407)	4,807	(4,567)	10,201	8,906
Tax recovery (expense)	**(2,310)**	(1,711)	(3,391)	553	(3,779)	(2,921)
Equity in loss of associated company	–	–	–	–	–	(58)
Minority interest	**(1,731)**	(2,845)	(144)	(712)	(1,829)	–
Net earnings (loss)	**21,426**	(13,963)	1,272	(4,726)	4,593	5,927
Net earnings (loss) per share	**0.22**	(0.18)	0.02	(0.06)	0.06	0.10

Consolidated Statements of Cash Flow	**2001**	2000	1999	1998	1997	1996
	$	$	$	$	$	$
Operating activities	**79,368**	35,242	16,798	11,291	20,796	17,640
Financing activities						
Acquisition credit facility	–	170,000	–	–	–	–
Common shares issued	**31**	25,779	–	817	540	53,834
Dividends on common shares	–	–	(2,429)	(2,435)	–	–
Repayment of debt	**(14,050)**	–	–	–	(45,000)	–
Other	**(4,318)**	(2,719)	(1,184)	(532)	(4,325)	–
	(18,337)	193,060	(3,613)	(2,150)	(48,785)	53,834
Investing activities						
Acquisition of Quebrada Blanca	–	(262,284)	–	–	–	–
Capital assets	**(13,309)**	(1,049)	(3,048)	(1,055)	(4,926)	(2,103)
Other	**(2,869)**	3,143	(4,714)	(7,529)	(1,195)	1,079
	(16,178)	(260,190)	(7,762)	(8,584)	(6,121)	(1,024)
Cash acquired on acquisitions	–	6,231	264	–	–	2,102
Increase (decrease) in cash	**44,853**	(25,657)	5,687	557	(34,110)	72,552

Comparative Financial Review *(continued)*

(in thousands of United States dollars except where otherwise noted)

Consolidated Balance Sheets	**2001**	2000	1999	1998	1997	1996
	$	$	$	$	$	$
Assets						
Current						
Cash	**73,791**	28,938	54,595	48,908	48,351	82,461
Other	**68,678**	84,491	23,368	18,235	21,975	16,015
	142,469	113,429	77,963	67,143	70,326	98,476
Investments	**–**	–	8,976	5,434	1,996	1,529
Capital assets	**320,385**	349,271	105,940	111,550	117,555	106,132
Net future income and resource taxes	**5,161**	6,542	–	–	–	3,644
Other	**3,659**	1,663	–	–	–	–
	471,674	470,905	192,879	184,127	189,877	209,781
Liabilities and Shareholders' Equity						
Current	**61,142**	38,240	10,812	5,682	7,820	8,375
Acquisition credit facility	**122,029**	161,520	–	–	–	31,617
Liability portion of convertible debt	**4,567**	6,476	–	–	–	–
Obligation under capital lease	**6,744**	9,346	7,482	–	–	–
Obligation on properties purchased	**4,457**	5,843	1,001	1,261	1,301	1,311
Mine closure and site restoration	**8,349**	7,074	1,677	623	416	315
Minority interests	**30,796**	29,065	10,158	10,750	14,376	3,005
	238,084	257,564	31,130	18,316	23,913	44,623
Shareholders' equity						
Share capital	**173,687**	188,801	163,021	162,019	161,749	165,414
Equity portion of convertible debt	**30,433**	28,524	–	–	–	–
Contributed surplus	**–**	2,835	2,835	2,835	2,819	2,940
Cumulative translation adjustment	**6,496**	7,704	2,814	6,721	–	–
Retained earnings (deficit)	**22,974**	(14,523)	(6,921)	(5,764)	1,396	(3,196)
	233,590	213,341	161,749	165,811	165,964	165,158
	471,674	470,905	192,879	184,127	189,877	209,781

Per Share Data *(except number outstanding)*	**2001**	2000	1999	1998	1997	1996
Earnings (loss)	**0.22**	(0.18)	0.02	(0.07)	0.04	0.10
Earnings (loss) CDN$	**0.35**	(0.27)	0.03	(0.11)	0.06	0.15
Cash flow from operating activities	**0.87**	0.45	0.22	0.15	0.28	0.23
Cash flow from operating activities CDN$	**1.35**	0.60	0.34	0.23	0.43	0.36
Dividends per share CDN$	**–**	–	0.05	0.05	–	–
Book value	**2.57**	2.31	2.11	2.18	2.19	2.16
Book value CDN$	**4.10**	3.58	3.26	3.37	3.39	3.34
Closing price CDN$	**3.80**	2.25	2.80	2.60	3.43	8.00
Shares outstanding ('000)	**90,755**	90,730	75,730	75,170	74,989	76,616

Management's Responsibility for Financial Reporting

All information in the Annual Report, including the accompanying consolidated financial statements of the Company, is the responsibility of the management of the Company and has been approved by its Board of Directors. The consolidated financial statements were prepared by management in accordance with accounting principles generally accepted in Canada and the financial information contained elsewhere in the Annual Report conforms to the consolidated financial statements.

The preparation of financial statements requires the selection of appropriate generally accepted accounting principles and the use of estimates and judgment by management to present fairly and consistently the consolidated financial position and results of operations of the Company. Estimates are necessary when transactions affecting the current accounting period cannot be finalized with certainty until future periods. In management's opinion, such estimates have been properly reflected in the consolidated financial statements. Systems of internal accounting controls are designed and maintained by management in order to provide reasonable assurance, on a cost-effective basis, of the reliability of this financial information.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out this responsibility principally through its Audit Committee composed of four directors, none of whom are members of management. The Committee meets periodically with management and the Company's independent auditors to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues and to review the Annual Report, the consolidated financial statements and the independent auditors' report to the shareholders. The Committee reports its findings to the Board for consideration when approving the consolidated financial statements for issuance to shareholders. The Committee also considers, for review by the Board and approval by the shareholders, the engagement or re-appointment of the Company's independent auditors.

The consolidated financial statements have been audited on behalf of the shareholders by the Company's independent auditors, PricewaterhouseCoopers LLP, Chartered Accountants, in accordance with generally accepted auditing standards. The auditors' report outlines the scope of their examination and their opinion on the consolidated financial statements.

James W. Gill
President and Chief Executive Officer

Ronald P. Gagel
Vice-President and Chief Financial Officer

Auditors' Report

We have audited the consolidated balance sheets of Aur Resources Inc. as at December 31, 2001 and 2000 and the consolidated statements of operations, retained earnings and cash flow for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and cash flow for the years then ended in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Toronto, Ontario

February 8, 2002

Consolidated Statements of Operations

For the years ended December 31
(in thousands of United States dollars except per share amounts)

	2001	2000
	$	$
Operating revenues		
Mining	192,122	89,493
Hedging	23,726	–
	215,848	89,493
Expenses		
Mining	129,542	49,781
Exploration	3,983	3,867
Administration	5,057	5,334
Depreciation and amortization	40,961	16,137
Acquisition credit facility interest	11,232	1,707
Mineral properties written-off	–	21,272
Other *(note 8)*	(394)	802
	190,381	98,900
Earnings (loss) before taxes and minority interests	25,467	(9,407)
Income and resource taxes *(note 9)*	(2,310)	(1,711)
Earnings (loss) before minority interests	23,157	(11,118)
Minority interests	(1,731)	(2,845)
Net earnings (loss) for the year	21,426	(13,963)
Basic earnings (loss) per share *(note 7(f))*	0.22	(0.18)
Diluted earnings (loss) per share *(note 7(f))*	0.19	(0.18)

Consolidated Statements of Retained Earnings (Deficit)

For the years ended December 31
(in thousands of United States dollars)

	2001	2000
	$	$
Deficit – beginning of year, as originally stated	(17,980)	(9,387)
Adjustment to reflect change in accounting policy for in-process inventories *(note 2(a))*	3,457	2,466
Adjustment to reflect adoption of asset and liability method of accounting for future income taxes *(note 2(b))*	–	6,583
Deficit – beginning of year, as restated	(14,523)	(338)
Reduction of share capital and contributed surplus *(note 7(g))*	17,980	–
Net earnings (loss) for the year	21,426	(13,963)
Accretion of equity portion of convertible debt *(note 6(b))*	(1,909)	(222)
Retained earnings (deficit) – end of year	22,974	(14,523)

See accompanying notes to consolidated financial statements.

Consolidated Balance Sheets

As at December 31
(in thousands of United States dollars)

	2001	2000
	$	$
ASSETS		
Current		
Cash *(note 6(a))*	73,791	28,938
Receivables	11,898	21,154
Marketable securities *(note 15)*	–	838
Inventories and prepaid expenses *(note 4)*	56,780	62,499
	142,469	113,429
Capital assets *(note 5)*	320,385	349,271
Net future income and resource taxes *(note 2(b))*	5,161	6,542
Other	3,659	1,663
	471,674	470,905
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	24,570	27,298
Current portion of acquisition credit facility *(note 6(a))*	33,921	8,480
Current portion of obligation under capital lease *(note 13(a))*	2,651	2,462
	61,142	38,240
Acquisition credit facility *(note 6(a))*	122,029	161,520
Liability portion of convertible debt *(note 6(b))*	4,567	6,476
Obligation under capital lease *(note 13(a))*	6,744	9,346
Obligation on properties purchased *(note 13(b))*	4,457	5,843
Mine closure and site restoration	8,349	7,074
Minority interests	30,796	29,065
	176,942	219,324
	238,084	257,564
Shareholders' equity		
Share capital *(note 7)*	173,687	188,801
Equity portion of convertible debt *(note 6(b))*	30,433	28,524
Contributed surplus *(note 7(g))*	–	2,835
Cumulative translation adjustment *(note 5(b))*	6,496	7,704
Retained earnings (deficit)	22,974	(14,523)
	233,590	213,341
	471,674	470,905

See accompanying notes to consolidated financial statements.

Signed on behalf of the Board:

Director

Director

Consolidated Statements of Cash Flow

For the years ended December 31
(in thousands of United States dollars)

	2001	2000
	$	$
Operating activities		
Net earnings (loss) for the year	21,426	(13,963)
Non-cash items –		
Depreciation and amortization	40,961	16,137
Future income and resource taxes	1,223	1,607
Mineral properties written-off	–	21,272
Mine closure and site restoration	1,276	397
Loss (gain) on sale of marketable securities and investments	(493)	2,109
Provision for marketable securities and investments	–	4,063
Gain on disposal of capital assets	(1)	(3)
Provision for supplies inventories	296	–
Interest on obligation on properties purchased	554	102
Foreign exchange	147	(348)
Minority interests	1,731	2,845
	67,120	34,218
Net change in non-cash working capital items *(note 10)*	12,248	1,024
	79,368	35,242
Financing activities		
Acquisition credit facility	–	170,000
Principal repayment of acquisition credit facility	(14,050)	–
Common shares issued	31	25,779
Capital lease principal payments	(2,413)	(1,740)
Accretion of equity portion of convertible debt	(1,909)	(222)
Foreign exchange	4	(757)
	(18,337)	193,060
Investing activities		
Acquisition of Quebrada Blanca *(note 3)*	–	(262,284)
Capital asset acquisitions	(13,309)	(1,049)
Other long-term asset acquisitions	(1,996)	–
Principal payments on properties purchased *(note 13(b))*	(2,045)	(245)
Proceeds on disposal of capital assets	10	7
Proceeds on sale of marketable securities	1,309	3,033
	(16,031)	(260,538)
Foreign exchange on cash held in foreign currency	(147)	348
Increase (decrease) in cash for the year	44,853	(31,888)
Cash – beginning of year	28,938	54,595
Cash acquired on acquisition of Quebrada Blanca *(note 3)*	–	6,231
Cash – end of year *(note 6(a))*	73,791	28,938

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

For the years ended December 31, 2001 and 2000
(in thousands of United States dollars except where otherwise noted)

1. **Accounting policies**

Aur Resources Inc. is a Canadian company active in the acquisition, exploration, development and mining of mineral properties. The consolidated financial statements of Aur Resources Inc. have been prepared in accordance with accounting principles generally accepted in Canada. Summarized below are the significant accounting policies used in these consolidated financial statements.

(a) Basis of consolidation

The consolidated financial statements include the accounts of Aur Resources Inc., subsidiary companies and a proportionate share of the accounts of joint ventures in which it has an interest (collectively "Aur"). Subsidiaries include two Chilean private companies, Compañía Minera Carmen de Andacollo ("CDA") and Compañía Minera Quebrada Blanca S.A. ("QB"), in which Aur Resources Inc. has 70% and 90% working interests, respectively, while its 30% interest in the Louvicourt joint venture is proportionately consolidated.

(b) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes. Significant estimates include metal sales receivables, work in progress inventories, net future income and resource tax assets, the physical and economic lives of mining assets and mine closure and site restoration costs. Actual results may differ from those estimates.

(c) Cash

Cash includes cash on deposit, term deposits and investments with maturities of 3 months or less. These investments are stated at cost, which approximates market value.

(d) Revenue recognition and receivables

Sales of copper and zinc concentrates and cathode copper are subject to specific sales agreements which are based upon final settlement following specified sales quotational periods. Revenues are recognized in the month of shipment at the estimated net realizable value of the sale. Any changes in prices used to calculate the estimated net realizable value of sales are recognized in the period when the change occurs. Smelter settlements receivable are net of estimated treatment and refining costs.

(e) Marketable securities

Marketable securities, which are categorized as available for sale, are carried at the lower of aggregate cost and estimated net realizable value. Investments in shares of corporations are carried at cost or at cost less amounts written-off to reflect an impairment in value that is considered to be other than a temporary decline.

(f) Inventories

Cathode copper and work in process inventories are valued at the lower of cost and net realizable value. Cost is determined primarily on the basis of average cost. Mine supplies are valued at the lower of average cost and estimated net realizable value.

(g) Capital assets

i) Mineral property and exploration costs

Mineral property and exploration expenditures are charged to earnings when incurred except for certain expenditures on specified properties identified through pre-feasibility or other assessments as having mineral reserves and/or resources with the potential of being developed into a mine, in which case the expenditures are capitalized and are not amortized until commercial production is achieved. If production commences, these costs are transferred to development costs.

ii) Plant and equipment

Plant and equipment are recorded at cost and are amortized once commercial production is achieved, using the units-of-production method based on the estimated life of the mine. Mobile equipment and other equipment with useful lives less than the estimated life of the mine are depreciated using the straight-line method over 3 to 8 years, but in any event, not to exceed the estimated life of the mine.

iii) Development costs

Development costs incurred to bring a mining property into production, expand the capacity of an operating mine, develop new orebodies or develop mine areas substantially in advance of current production are capitalized and charged to operations using the units-of-production method based on the estimated life of the mine. The amounts shown as development costs are net of metal recoveries prior to commercial production.

iv) Mining equipment under capital lease

Leases that transfer substantially all of the benefits and risks of ownership of property to Aur are accounted for as capital leases. At the time a capital lease is entered into, an asset is recorded together with the related long-term obligation. Mining equipment acquired under capital lease is amortized using the straight-line method over the estimated life of the leased asset, but in any event, not to exceed the life of the mine. Lease payments under operating leases are charged to earnings as incurred.

v) Corporate

Corporate fixed assets are recorded at cost and are depreciated using the straight-line method based on the estimated useful lives of the assets. The estimated useful life for buildings is 20 years and for corporate equipment is 3 to 5 years.

vi) Capitalization of financing costs

Financing costs, including interest, are capitalized when they arise from indebtedness incurred to finance development and construction activities on properties that are not yet subject to depreciation and amortization. Financing costs are charged against earnings from the time that mining operations commence. Capitalized interest is amortized on a units-of-production basis over the estimated life of the mine while other financing costs are amortized over the life of the related indebtedness. Unamortized financing fees related to indebtedness which is repaid before maturity is written-off in the period in which the indebtedness is repaid.

vii) Carrying value

Aur reviews the carrying value of its producing and development mineral capital assets on a periodic basis. Estimated future undiscounted net cash flows are calculated for each property using estimated reserves and/or resources, as appropriate. Should the estimated future undiscounted net cash flows be less than the carrying value, an appropriate reduction is made with a corresponding charge to earnings.

(h) Mine closure and site restoration costs

Estimated mine closure and site restoration costs are charged to operations using the units-of-production method based on the estimated life of the mine. Mine closure costs for severance are accrued using a pre-determined formula based upon the employees' number of years of employment service with Aur. Estimated costs are based on the higher of Aur's estimate and amounts required under current legislation. Ongoing expenditures related to the protection of the environment are charged to earnings in the period they are incurred.

(i) Translation of foreign currencies

Effective with the acquisition of the Quebrada Blanca mine, the United States dollar became the functional currency of Aur's operations which are now classified as integrated for foreign currency translation purposes. As a result, the cumulative translation adjustment account was crystallized on the acquisition date and will no longer be affected by changes in value of the Canadian dollar relative to the United States dollar.

Monetary assets and liabilities of integrated operations that are not denominated in United States dollars are translated at the rate of exchange prevailing at the year-end, and revenues and expenses (other than depreciation) at average rates of exchange during the year. Exchange gains and losses arising on the translation of the accounts are included in consolidated earnings. Non-monetary assets and liabilities are translated at historical rates of exchange.

(j) Income and resource taxes

Income and resource taxes are calculated using the asset and liability method of tax accounting. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and are measured using the substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse. A valuation allowance is recognized to the extent the recoverability of future income tax assets is not considered more likely than not. The federal large corporations tax on capital is included in the provision for income taxes.

(k) Financial instruments

Aur periodically employs financial instruments, including forward contracts and options, to manage exposure to fluctuations in metal prices, foreign currency exchange rates and interest rates. Gains and losses on metal and interest rate contracts are reported as a component of the related transaction while foreign currency exchange contracts are reported separately.

(l) Pension costs

The costs of defined contribution plans, representing Aur's required contribution based on specified percentages of salaries or as mandated by government regulations are charged to earnings as contributions are made. The costs of defined benefit plans, determined based on the actuarial present value of expected future benefits attributed to the period, are charged to earnings in the period.

(m) Share purchase options

Aur has a common share purchase option plan. No compensation expense is recognized when common share purchase options are granted under this plan as the exercise price of the options granted is the then current market price of the shares. Any consideration paid on exercise of common share purchase options is credited to share capital.

2. Changes in accounting policies and reporting currency

(a) In-process inventories

Effective 2001, in order to conform the accounting policies of CDA with those of QB, Aur changed its accounting policy for in-process inventories at CDA to record these amounts on the balance sheet. Previously, CDA expensed these amounts. The financial impact of this accounting change has been retroactively applied to previous financial years. The effect of the change on the year ended December 31, 2001 was an increase in net earnings of $175 ($0.00 per share). The effect of the change in 2000 was an increase in net earnings of $990 ($0.01 per share) and an increase to the 2000 opening retained earnings of $2,466.

(b) Income taxes

Effective January 1, 2000, Aur adopted the new recommendations of the Canadian Institute of Chartered Accountants (the "CICA") with respect to accounting for income taxes. Under the new recommendations, the asset and liability method of income tax allocation is used, based on differences between financial reporting and tax bases of assets and liabilities. Previously, the deferral method of income tax allocation was used, based on differences in the timing of reporting income and expenses in financial statements and tax returns, and measured at the tax rate in effect in the year the difference originated. The effect of the new recommendations on the opening 2000 financial statements was to increase net future income tax assets on the balance sheet by $6,583 with an offsetting increase in retained earnings.

(c) Earnings per share

Basic earnings (loss) per share is computed by dividing the earnings (loss) for the period by the weighted monthly average number of common shares outstanding during the period, including contingently issuable shares which are included when the conditions necessary for issuance have been met. Diluted earnings per share are calculated in a manner similar to basic earnings per share, except the weighted average shares outstanding are increased to include potential common shares from the assumed exercise of options, warrants and convertible securities, if dilutive. The number of additional shares included in the calculation is based on the treasury stock method for options and warrants and on the as if converted method for convertible securities. As at December 31, 2001, Aur changed its method of accounting for earnings per share during the year to comply with the revised standard issued by the CICA. The prior year's earnings per share were revised to comply with the new standard.

3. Acquisition of Quebrada Blanca

The Quebrada Blanca copper mine is owned by QB. On November 22, 2000, Aur acquired from Teck Cominco Limited ("Teck Cominco") its holding of 90% of QB's Series A shares, together with certain debt and other amounts totalling approximately $215,000, owed by QB. This amount has been paid down to approximately $191,000 at December 31, 2001. Inversiones Mineras S.A. ("Pudahuel"), a Chilean private company, owns 10% of QB's Series A shares and 100% of QB's Series C shares and Empresa Nacional de Minería ("ENAMI"), a Chilean government entity, holds 100% of QB's Series B shares. The owners of QB's Series A shares were responsible for providing, on a pro rata basis, 100% of the capital required to develop and bring the Quebrada Blanca copper deposit into commercial production and remain responsible for providing any further capital required in connection with ongoing mine operations, including any capital expenditures. The Series B and C shares are voting, are always to be equal in number to 10% and 5%, respectively, of the aggregate number of shares of QB outstanding from time to time, and are entitled to dividends equal in value per share to those payable on the Series A shares. Pursuant to a shareholders' agreement amongst the Series A, B and C shareholders, at least 30% of the net profits of QB in each year must be distributed as dividends once QB has repaid the senior project debt that it currently owes to Aur. Subject to the foregoing, as it is currently intended that all debt and other related party obligations of QB will be repaid prior to the payment of dividends, effectively, Aur holds a 90% working interest (76.5% voting and dividend interest), Pudahuel holds a 10% minority interest and Pudahuel and ENAMI collectively hold the equivalent of a 13.5% net profits interest in the Quebrada Blanca mine.

The aggregate purchase price for QB was $304,366. The acquisition has been accounted for as a purchase and, accordingly, these consolidated financial statements include the financial position as at and the results of operations from November 22, 2000, the date of acquisition. The net assets acquired and the consideration paid were as follows:

	$
Net assets acquired:	
Assets	
Cash	6,231
Other current assets	61,408
Plant and equipment	237,024
Development costs	34,969
Mining equipment under capital lease	2,735
Other	1,468
	343,835
Liabilities	
Current liabilities	17,197
Long-term liabilities	1,758
Mine closure and site restoration	5,000
Future income taxes	1,489
Minority interests	14,025
	39,469
Net assets acquired	304,366
Consideration:	
Cash	
Cash on hand	92,283
Acquisition credit facility	170,000
	262,283
Non-cash	
Obligation to ENAMI	6,583
Obligation to Teck Cominco	500
Convertible debt	35,000
	42,083
Total consideration	304,366

In addition to the above, Teck Cominco is also entitled to a contingent payment of up to $10,000 per year (or after 2006, $2,500 quarterly) to a maximum of $40,000, should average yearly (or after 2006, quarterly) copper prices equal or exceed $1.15 per pound at December 31, 2001, adjusted for United States inflation, until December 31, 2012. No accounting recognition has been given to this contingent liability.

ENAMI is also entitled to receive a per pound price participation in copper sales from Quebrada Blanca equal to 10% of the amount by which the average realized price per pound of copper sold by the mine in any calendar year exceeds a specified inflation indexed price for such year, which for 2001 was $1.33/lb. No accounting recognition has been given to this contingent liability.

4. Inventories and prepaid expenses

	2001	2000
	$	$
Cathode copper	974	3,521
In-process inventories	45,691	47,594
Mine supplies	9,043	10,803
Prepaid expenses	1,072	581
	56,780	62,499

5. Capital assets

2001	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Plant and equipment	18,978	63,644	246,852	–	329,474
Development costs	14,612	32,052	34,969	–	81,633
Mining equipment under capital lease	–	12,006	2,735	–	14,741
Corporate and other	–	–	–	2,134	2,134
	33,590	107,702	284,556	2,134	427,982
Accumulated amortization	(24,190)	(51,280)	(30,523)	(1,604)	(107,597)
	9,400	56,422	254,033	530	320,385

2000	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Plant and equipment	18,972	60,789	237,024	–	316,785
Development costs	14,385	31,478	34,969	–	80,832
Mining equipment under capital lease	–	12,006	2,735	–	14,741
Corporate and other	–	–	–	2,175	2,175
	33,357	104,273	274,728	2,175	414,533
Accumulated amortization	(20,632)	(40,350)	(2,720)	(1,560)	(65,262)
	12,725	63,923	272,008	615	349,271

(a) Louvicourt

The Louvicourt underground copper-zinc-silver-gold mine, located near the city of Val d'Or, Quebec, Canada is held through a joint venture with Aur being the operator. Aur holds a 30% interest while its joint venture partners, Novicourt Inc. and Teck Cominco, hold 45% and 25% interests, respectively. The current mine plan envisions mining operations until 2005.

(b) Andacollo

The Andacollo open-pit, solvent extraction, electrowinning ("SX-EW") copper mine, located near the town of Andacollo, Coquimbo, Chile, is owned by CDA. Aur owns 70% of CDA's Series A shares, Compañía Minera del Pacífico S.A. ("CMP"), a Chilean mining company, owns the remaining 30% of CDA's Series A shares, and ENAMI owns 100% of CDA's Series B shares. The owners of CDA's Series A shares were responsible for providing on a pro rata basis, 100% of the capital required to develop and bring the Andacollo copper deposit into commercial production and remain responsible for providing any further capital required in connection with ongoing mine operations, including any capital expenditures. CDA's Series B shares are voting, are always to be equal in number to 10% of the total number of shares issued by CDA and are entitled to dividends equal in value per share to those payable on the Series A shares. Due to CDA's capital structure and the rules governing cash flow distribution, effectively, Aur holds a 70% working interest (63% voting and dividend interest), CMP holds a 30% minority interest, and ENAMI holds the equivalent of a 10% net profits interest in the Andacollo mine after payback by CDA of all debt incurred to put the deposit into production. The current mine plan envisions mining operations until 2007.

Included in Andacollo's capital assets is $6,496 (2000 – $7,704) pertaining to the cumulative translation adjustment. This increase in assets is amortized on a units-of-production basis over the estimated life of the mine. The impact of this amortization on Aur's earnings is nil as the increased amortization as a result of the foregoing is offset by the amortization of the cumulative translation adjustment in shareholders' equity, which is also amortized on a units-of-production basis over the estimated life of the mine.

(c) Quebrada Blanca

The Quebrada Blanca open-pit, SX-EW copper mine is located 170 kilometres southeast of the port city of Iquique, Chile. Aur acquired the Quebrada Blanca mine on November 22, 2000 (note 3). The current mine plan envisions mining operations until 2012.

6. **Credit Facilities**

(a) Acquisition credit facility

On November 22, 2000, Aur completed and drewdown from a syndicate of banks (collectively, the "Lenders") a $170,000 Acquisition Credit Facility and used such funds to partially finance the acquisition of the Quebrada Blanca mine (note 3).

The Acquisition Credit Facility was advanced to Aur in two tranches, the first, Tranche A, in the amount of $160,000 and the second, Tranche B, in the amount of $10,000.

The balance of Tranche A is repayable in 11 semi-annual installments commencing June 30, 2002 and ending June 30, 2007. Tranche B has no scheduled repayments and is repayable from excess cash flow (as defined), with a final maturity date of June 30, 2007. Accordingly, the scheduled principal repayments are as follows:

	$
Tranche A	
June 30, 2002	12,240
December 31, 2002	12,400
June 30, 2003	14,400
December 31, 2003	14,400
June 30, 2004	15,200
December 31, 2004	16,480
June 30, 2005	15,200
December 31, 2005	12,800
June 30, 2006	12,800
December 31, 2006	12,800
June 30, 2007	8,622
	147,342
Tranche B – June 30, 2007	8,608
	155,950
Current portion	(33,921)
	122,029

In addition to the Tranche A scheduled principal repayments, between 40% and 100% of excess cash flow (as defined) is required to be utilized to repay a portion of the Tranche A and Tranche B loans 45 days after each scheduled principal repayment date, with the relevant percentage determined by the debt service coverage ratio (as defined) at that time. 75% of the excess cash flow is required to be utilized to repay Tranche A and 25% is required to be utilized to repay Tranche B. Accordingly, $5,570, equal to 40% of excess cash flows to June 30, 2001, was prepaid on August 15, 2001 and a further prepayment of $9,281 is scheduled to be made on February 15, 2002, which amount is included in current portion.

Borrowings under the Acquisition Credit Facility are denominated in United States currency and can be made as London Interbank Offering Rate ("LIBOR") advances or as US base rate advances. The applicable rates of interest are floating and vary depending on the manner of advance selected. Interest rates under Tranche A vary from LIBOR plus 2.0% to LIBOR plus 3.0% based on the prior period's debt service coverage ratio and the term to maturity of the Acquisition Credit Facility. Interest rates under Tranche B vary from LIBOR plus 3.125% to LIBOR plus 4.375% based on the prior period's debt service coverage ratio and the term to maturity of the Acquisition Credit Facility.

The Acquisition Credit Facility is secured by a first charge on Aur's material property and assets. Failure at any time during the term of Tranche A for the debt service coverage ratio to be at least a specified minimum level or for Aur to maintain a minimum cash level of $20,000 (declining to $15,000 depending upon the completion of certain capital expenditure programs and the meeting of certain production and cost parameters by June 30, 2003) constitute a default under the Acquisition Credit Facility. The Acquisition Credit Facility also provides for customary events of default, including a change of control of Aur and/or any third party mergers without the Lenders' consent; however, there are no restrictions on Aur paying dividends or making other distributions to shareholders so long as the Acquisition Credit Facility is in good standing. Aur also has the right to prepay the Acquisition Credit Facility at any time.

(b) Convertible debt

	2001	2000
	$	$
Liability portion	4,567	6,476
Equity portion	30,433	28,524
	35,000	35,000

As a condition of the acquisition of the Quebrada Blanca mine (note 3), Aur is required to pay Teck Cominco by December 31, 2003 the principal amount of $35,000. The debt obligation bears interest calculated at 6% for the years 2000 through 2002 and thereafter at the same rate as the Acquisition Credit Facility. Interest is payable on February 15, 2002 and on December 31, 2002 and 2003. Aur has the option of satisfying the $35,000 by issuing common shares of Aur at a price equal to 90% of the lower of their daily weighted average trading price on The Toronto Stock Exchange for the 20 trading days ended December 19, 2003 and their weighted average trading price on December 19, 2003.

As a result of Aur's right to satisfy its debt obligation to Teck Cominco through the issuance of common shares, the $35,000 debt obligation is being accounted for as having both a debt and equity component in accordance with the accounting standards of the CICA. The liability portion at December 31, 2001 represents the present value of interest payments discounted at the estimated cost of borrowing rate at that time of 9%. Interest expense is determined on the debt component. Each year a portion of the required annual interest payment to Teck Cominco is applied as a reduction of the debt component. Interest on this debt for the year ended December 31, 2001 amounted to $2,100 (2000 – $224) and is included in accounts payable and accrued liabilities. The difference between the amount calculated as debt and the face value is classified as equity. The equity component is increased over its term to the full face value by charges to retained earnings. The increase in the carrying value of the equity component, referred to as the equity accretion, is computed on an after-tax basis for the purpose of computing earnings per share.

(c) Overdraft facilities

CDA has an overdraft facility with a Chilean bank for up to $2,000 (2000 – $2,000), maturing May 2002. CMP guarantees 30% of the overdraft facility. The overdraft facility has no commitment fees and applicable interest rates are dependent upon the prevailing rates when the facility is utilized. At December 31, 2001 and 2000, no amounts were outstanding under this facility.

7. Share capital

(a) Authorized

The authorized capital of Aur consists of an unlimited number of common shares, an unlimited number of Class A shares, issuable in series, and 2,000,000 Class B voting, non-participating shares.

(b) Issued and outstanding

	2001		2000	
	Shares	Amount	Shares	Amount
	#	$	#	$
Common shares				
Balance – beginning of year	90,729,775	188,801	75,730,116	163,021
Issued during the year –				
Public offering	–	–	10,000,000	17,746
Teck Cominco	–	–	5,000,000	8,033
Reduction of share capital upon elimination of deficit	–	(15,146)	–	–
Share purchase options exercised	25,000	31	–	–
Fractional shares cancelled	(326)	–	(341)	–
Balance – end of year	90,754,449	173,686	90,729,775	188,800
Class B shares				
Balance – beginning of year	2,000,000	1	2,000,000	1
Share capital		173,687		188,801

(c) Common share purchase options

Aur has a common share purchase option plan (the "Plan") for directors, officers and senior management personnel of Aur. Options under the Plan are typically granted in such numbers as reflect the level of responsibility of the particular optionee and his or her contribution to the business and activities of Aur. Options granted under the Plan typically have a five year term and are typically made cumulatively exercisable by the holders thereof as to a proportionate part of the aggregate number of shares subject to the option over a specified term. Except in specified circumstances, options are not assignable and terminate upon the optionee ceasing to be employed by or associated with Aur. The terms of the Plan further provide that the price at which shares may be issued under the Plan cannot be less than the current market price of the shares when the relevant options are granted.

Aur's common shares are listed on The Toronto Stock Exchange and trade in Canadian dollars ("CDN"). Accordingly, per share amounts listed below are expressed in Canadian dollars.

The following table summarizes information regarding Aur's common share purchase options as at and for the years' ended December 31, 2001 and 2000:

	2001		2000	
	Shares	Weighted average exercise price per share	Shares	Weighted average exercise price per share
	#	CDN$	#	CDN$
Balance – beginning of year	4,402,222	4.24	4,112,722	5.72
Granted	345,000	2.24	2,069,442	2.13
Exercised	(25,000)	1.96	–	–
Expired	(970,000)	8.99	(1,764,942)	5.10
Forfeited	–	–	(15,000)	7.15
Balance – end of year	3,752,222	2.84	4,402,222	4.24
Exercisable – end of year	3,133,472	2.98	3,028,762	5.05

The following table summarizes information regarding Aur's outstanding and exercisable common share purchase options as at December 31, 2001 and 2000:

2001					
Outstanding			Exercisable		
Range of exercise prices per share	Balance	Weighted average months remaining	Weighted average exercise price per share	Balance	Weighted average exercise price per share
CDN$	#	#	CDN$	#	CDN$
1.65 to 1.96	844,442	47	1.94	589,442	1.93
2.07 to 2.25	1,395,000	39	2.22	1,184,000	2.25
2.26 to 2.95	595,000	33	2.47	450,000	2.46
3.00 to 4.73	622,558	14	3.52	614,808	3.52
6.50 to 8.10	295,222	5	7.66	295,222	7.66
	3,752,222			3,133,472	

(d) Public issuance

In November 2000, Aur issued 10,000,000 common shares at a price of CDN$2.90 per share ($1.87) to a syndicate of underwriters for net proceeds of $17,746 after sales commissions and other costs aggregating $992.

(e) Shares issued to Teck Cominco

In connection with the acquisition of the Quebrada Blanca mine, Aur issued Teck Cominco an aggregate of 5,000,000 common shares of Aur at a price of CDN$2.49 per share ($1.61) on November 22, 2000.

(f) Earnings (loss) per share

	2001	2000
	$	$
(i) Basic		
Numerator:		
Net earnings (loss)	21,426	(13,963)
Accretion of equity portion of convertible debt charged to retained earnings, net of tax	(1,100)	(128)
Income (loss) available to common shareholders	20,326	(14,091)
Denominator:		
Weighted average common shares outstanding	90,730	77,902
Basic earnings (loss) per share	0.22	(0.18)
(ii) Fully diluted		
Numerator:		
Income (loss) available to common shareholders	20,326	(14,091)
Denominator:		
Weighted average common shares outstanding	90,730	77,902
Potential issuance of common shares from convertible debt*	14,266	–
Potential issuance of common shares from share purchase options	1,219	116
Common shares outstanding plus assumed issuances	106,215	78,018
Diluted earnings (loss) per share	0.19	(0.18)

* Due to the loss for the year 2000, no incremental shares from convertible debt are included as the effect would be anti-dilutive.

(g) Reduction of share capital and contributed surplus

On April 26, 2001, Aur's shareholders passed a special resolution reducing the share capital and contributed surplus attributable to the common shares of Aur by an amount sufficient to eliminate Aur's December 31, 2000 deficit of $17,980.

8. Other expenses (revenues)

	2001	2000
	$	$
Interest on obligation under capital lease	1,027	965
Interest and other income	(3,341)	(5,365)
Interest and other financing costs	1,151	112
Foreign exchange	719	(1,712)
Provision for marketable securities and investments	–	4,063
Gain (loss) on sale of marketable securities and investments	(493)	2,108
Other expenses	543	631
	(394)	802

9. Provision for income and resource taxes

(a) Geographic components

The geographic components of earnings (loss) before taxes and minority interests were as follows:

	2001	2000
	$	$
Earnings (loss) before taxes:		
Canada	16,344	(8,054)
Barbados	(6,147)	(982)
United States and Central America	(197)	(974)
Chile	15,467	603
	25,467	(9,407)

The geographic components of the tax expense (recovery) were as follows:

	2001	2000
	$	$
Current:		
Canada	5,187	2,601
Barbados	17	–
Chile	244	686
	5,448	3,287
Future:		
Canada	(4,361)	(3,183)
Chile	1,223	1,607
	(3,138)	(1,576)
	2,310	1,711

(b) Effective tax rate

The reconciliation of the combined federal and provincial statutory tax rates with Aur's effective tax rate on earnings before taxes and minority interests were as follows:

	2001	2000
	%	%
Combined basic statutory tax rate	40.0	41.0
Capital transactions	–	(22.2)
Non tax-effected losses	–	(67.7)
Foreign earnings subject to different tax rates	(33.8)	40.4
Quebec mining duties	2.9	16.8
Federal large corporations tax	0.0	7.5
	9.1	15.8

The federal large corporations tax is based on a corporation's capital and not on its income. Nevertheless, pursuant to accounting principles generally accepted in Canada, it is included in the provision for taxes.

(c) Future income and resource taxes and loss carryforwards

Recognition has been given in the accounts to the potential benefits that may arise on utilization of certain prior years' tax losses available for carryforward, net of any valuation allowances where the recoverability of these tax assets is not considered more likely than not.

10. Supplementary cash flow information

	2001	2000
	$	$
Net change in non-cash working capital items:		
Receivables	9,256	(9,358)
Inventories and prepaid expenses	5,720	(51,994)
Accounts payable and accrued liabilities	(2,728)	18,165
Non-cash working capital acquired on acquisitions	–	44,211
	12,248	1,024
Other information:		
Interest paid	13,090	4,693
Income, resource and capital taxes paid	2,710	392

11. Segmented information

Aur is in the mining and minerals business, including the acquisition, exploration, development and mining of base and precious metals deposits. Aur has four reportable segments: Louvicourt, Andacollo, Quebrada Blanca and Corporate. The Louvicourt segment represents Aur's 30% proportionate interest in the Louvicourt mine which produces copper and zinc concentrates. The Andacollo and Quebrada Blanca segments represent Aur's consolidated interest in the Andacollo and Quebrada Blanca copper mines, each of which produce cathode copper. The Corporate segment is responsible for the management of Aur's cash and investment portfolio, exploration activities, certain other non-producing assets and provides management, administrative and support services to Aur's other segments.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. There were no significant inter-segment sales or transfers.

(a) Segmented Statements of Operations for the years ended December 31.

2001	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Operating revenues					
Mining	31,687	35,271	125,164	–	192,122
Hedging	–	–	–	23,726	23,726
	31,687	35,271	125,164	23,726	215,848
Expenses					
Mining	24,037	24,888	80,617	–	129,542
Exploration	–	–	–	3,983	3,983
Administration	–	–	–	5,057	5,057
Depreciation and amortization	3,676	8,990	27,730	565	40,961
Acquisition credit facility interest	–	–	–	11,232	11,232
Other	3	939	(638)	(698)	(394)
	27,716	34,817	107,709	20,139	190,381
Earnings before taxes	3,971	454	17,455	3,587	25,467
Income and resource taxes	(1,637)	(20)	(1,447)	794	(2,310)
Earnings before minority interests	2,334	434	16,008	4,381	23,157
Minority interests	–	(130)	(1,601)	–	(1,731)
Net earnings	2,334	304	14,407	4,381	21,426

2000	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Operating revenues					
Mining	36,695	39,393	13,405	–	89,493
Expenses					
Mining	23,011	20,810	5,960	–	49,781
Exploration	–	–	–	3,867	3,867
Administration	–	–	–	5,334	5,334
Depreciation and amortization	3,559	9,633	2,720	225	16,137
Acquisition credit facility interest	–	–	–	1,707	1,707
Mineral properties written-off	–	–	–	21,272	21,272
Other	–	955	12	(165)	802
	26,570	31,398	8,692	32,240	98,900
Earnings (loss) before taxes	10,125	7,995	4,713	(32,240)	(9,407)
Income and resource taxes	(3,173)	131	(817)	2,148	(1,711)
Earnings (loss) before minority interests	6,952	8,126	3,896	(30,092)	(11,118)
Minority interests	–	(2,560)	(285)	–	(2,845)
Net earnings (loss)	6,952	5,566	3,611	(30,092)	(13,963)

(b) Segmented Balance Sheets as at December 31.

2001	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Assets					
Current					
Cash	331	525	26,335	46,600	73,791
Receivables	6,458	410	2,099	2,931	11,898
Inventories and prepaid expenses	693	9,078	46,499	510	56,780
	7,482	10,013	74,933	50,041	142,469
Capital assets	9,400	56,422	254,033	530	320,385
Net future income and resource taxes	–	4,334	(2,560)	3,387	5,161
Other	–	–	1,309	2,350	3,659
	16,882	70,769	327,715	56,308	471,674
Liabilities					
Current					
Accounts payable and accrued liabilities	1,587	2,230	12,561	8,192	24,570
Current portion of acquisition credit facility	–	–	–	33,921	33,921
Current portion of obligation under capital lease	–	2,214	437	–	2,651
	1,587	4,444	12,998	42,113	61,142
Acquisition credit facility	–	–	–	122,029	122,029
Liability portion of convertible debt	–	–	–	4,567	4,567
Obligation under capital lease	–	5,374	1,370	–	6,744
Obligation on properties purchased	–	–	–	4,457	4,457
Mine closure and site restoration	887	1,021	5,900	541	8,349
Minority interests	–	13,614	17,182	–	30,796
	2,474	24,453	37,450	173,707	238,084

2000	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Assets					
Current					
Cash	384	833	7,876	19,845	28,938
Receivables	8,593	486	11,889	186	21,154
Marketable securities	–	–	–	838	838
Inventories and prepaid expenses	758	10,492	51,211	38	62,499
	9,735	11,811	70,976	20,907	113,429
Capital assets	12,725	63,923	272,008	615	349,271
Net future income and resource taxes	–	4,398	(1,338)	3,482	6,542
Other	–	–	1,663	–	1,663
	22,460	80,132	343,309	25,004	470,905
Liabilities					
Current					
Accounts payable and accrued liabilities	1,669	2,486	11,213	11,930	27,298
Current portion of acquisition credit facility	–	–	–	8,480	8,480
Current portion of obligation under capital lease	–	2,042	420	–	2,462
	1,669	4,528	11,633	20,410	38,240
Acquisition credit facility	–	–	–	161,520	161,520
Liability portion of convertible debt	–	–	–	6,476	6,476
Obligation under capital lease	–	7,588	1,758	–	9,346
Obligation on properties purchased	–	–	–	5,843	5,843
Mine closure and site restoration	744	783	5,000	547	7,074
Minority interests	–	13,484	15,581	–	29,065
	2,413	26,383	33,972	194,796	257,564

(c) Segmented Statements of Cash Flow for the years ended December 31.

2001	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Operating activities					
Net earnings	2,334	304	14,407	4,381	21,426
Non-cash items	4,723	9,655	31,453	(137)	45,694
	7,057	9,959	45,860	4,244	67,120
Net change in non-cash working capital items	2,119	1,234	15,850	(6,955)	12,248
	9,176	11,193	61,710	(2,711)	79,368
Financing activities					
Principal repayment of acquisition credit facility	–	–	–	(14,050)	(14,050)
Capital lease principal payments	–	(2,042)	(371)	–	(2,413)
Accretion of equity portion of convertible debt	–	–	–	(1,909)	(1,909)
Other	–	–	–	35	35
	–	(2,042)	(371)	(15,924)	(18,337)
Investing activities					
Capital asset acquisitions	(353)	(2,854)	(9,828)	(274)	(13,309)
Principal payments on properties purchased	–	–	–	(2,045)	(2,045)
Other	6	–	–	(683)	(677)
	(347)	(2,854)	(9,828)	(3,002)	(16,031)
Foreign exchange on cash held in foreign currency	–	–	–	(147)	(147)
Intercompany/divisional funding distributions	(8,882)	(6,605)	(33,052)	48,539	–
Increase (decrease) in cash for the year	(53)	(308)	18,459	26,755	44,853
Cash – beginning of year	384	833	7,876	19,845	28,938
Cash – end of year	331	525	26,335	46,600	73,791

2000	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Operating activities					
Net earnings (loss)	6,952	5,566	3,611	(30,092)	(13,963)
Non-cash items	3,734	12,397	3,004	29,046	48,181
	10,686	17,963	6,615	(1,046)	34,218
Net change in non-cash working capital items	1,907	260	(4,775)	3,632	1,024
	12,593	18,223	1,840	2,586	35,242
Financing activities					
Acquisition credit facility	–	–	–	170,000	170,000
Common shares issued	–	–	–	25,779	25,779
Capital lease principal payments	–	(1,740)	–	–	(1,740)
Other	–	–	–	(979)	(979)
	–	(1,740)	–	194,800	193,060
Investing activities					
Acquisition of Quebrada Blanca	–	–	–	(262,284)	(262,284)
Capital asset acquisitions	(590)	(146)	(195)	(118)	(1,049)
Other	7	(245)	–	3,033	2,795
	(583)	(391)	(195)	(259,369)	(260,538)
Foreign exchange on cash held in foreign currency	–	–	–	348	348
Intercompany/divisional funding distributions	(11,668)	(17,301)	–	28,969	–
Increase (decrease) in cash for the year	342	(1,209)	1,645	(32,666)	(31,888)
Cash – beginning of year	42	2,042	–	52,511	54,595
Cash – acquired on acquisition of Quebrada Blanca	–	–	6,231	–	6,231
Cash – end of year	384	833	7,876	19,845	28,938

The geographic distribution of Aur's capital assets and revenues is as follows:

	2001		2000	
	Revenues	Capital Assets	Revenues	Capital Assets
	$	$	$	$
Canada	55,413	9,905	36,695	13,339
Chile	160,435	310,480	52,798	335,932
	215,848	320,385	89,493	349,271

Aur sold 100% of its copper and zinc concentrates produced by the Louvicourt segment to Noranda Inc. ("Noranda"). Cathode copper produced by the Andacollo and Quebrada Blanca segments were sold to a number of purchasers.

12. Joint venture

Aur holds a 30% interest in the Louvicourt mine. This operation is accounted for using the proportionate consolidation method. Aur's share of the revenues, expenses, assets, liabilities, cash and cash flow of the joint venture is as follows:

	2001	2000
	$	$
Revenues	31,687	36,695
Expenses	27,716	26,570
Earnings before taxes	3,971	10,125
Current assets	7,482	9,735
Current liabilities	1,587	1,669
Working capital	5,895	8,066
Assets	16,882	22,460
Liabilities	2,474	2,413
Net investment	14,408	20,047
Cash flow from (used by):		
Operating activities	9,176	12,593
Financing activities	–	–
Investing activities	(347)	(583)
Net cash flow	8,829	12,010
Cash	331	384

13. Commitments

(a) Obligation under capital lease

The following is a schedule of future minimum lease payments for mobile mining equipment under capital lease expiring in 2005:

	$
2002	3,451
2003	3,446
2004	3,427
2005	641
Total lease payments	10,965
Less withholding taxes	(392)
Less interest	(1,178)
Total present value of minimum capital lease payment	9,395
Current portion	(2,651)
Long-term portion	6,744

(b) Obligation on properties purchased

As part of the acquisition of QB and CDA, Aur assumed certain obligations to ENAMI related to the original purchase of the Series A shares of QB and CDA from ENAMI. Pursuant to the foregoing, Aur is required to make annual installment payments to ENAMI in June for QB and November for CDA. The obligations are unsecured and were discounted at the estimated cost of borrowing rate at the time of 8% for CDA and 9% for QB.

The following is a schedule of future installment payments to ENAMI related to the original purchase of the Series A shares of CDA and QB. The current portion is included in accounts payable and accrued liabilities.

	$
2002	2,495
2003	2,495
2004	2,495
2005	245
2006	245
Total installment payments	7,975
Less interest	(1,751)
Total present value of installment	6,224
Current portion	(1,767)
	4,457

(c) Operating leases

Aur has other commitments under various mining equipment and office operating lease agreements as follows:

	$
2002	311
2003	279
2004	252
2005 and thereafter	219
	1,061

(d) Copper and zinc concentrate sales agreements

Pursuant to a sale agreement with Noranda, Aur has committed to sell to Noranda its share of copper concentrates from the Louvicourt mine in 2002. The prices to be paid for the copper, silver and gold contained in the concentrates are based on London Metal Exchange ("LME") quotations for the quotational period. Aur's share of zinc concentrates from the Louvicourt mine is currently sold to Noranda, at the LME quotation for the quotational period. The quotational period for the respective metals is primarily the second month following receipt of the concentrates at the relevant smelter.

(e) Cathode copper sales agreements

(i) Pursuant to sales agreements with five metals trading entities or end users, Aur has committed to deliver approximately 5,000 tonnes of QB's cathode copper per month to those purchasers during 2002. Aur generally receives payments on presentation of documents for shipment in Chile. The settlement price is generally equal to the LME average cash settlement price for the month prior to the month of sale plus an agreed upon premium.

(ii) Pursuant to a sales agreement with a metals trading entity, Aur has committed to deliver 1,300 tonnes of CDA's cathode copper per month to the purchaser during 2002. Aur receives payments on presentation of documents for shipment in Chile. The settlement price is equal to the LME average cash settlement price for the month prior to the month of sale plus an agreed upon premium.

(f) Copper hedge commitment and purchased call options

As a condition to the drawing down of the Acquisition Credit Facility in 2000, Aur entered into a series of copper forward sales contracts with certain of the Lenders for 106 million pounds, 50 million pounds and 50 million pounds of copper in 2002, 2003 and 2004, respectively, at a price of $0.83 per pound.

During 2001, Aur purchased, at a cost of $2,350, call options whereby it has the right to purchase, 106 million pounds, 50 million pounds and 50 million pounds of copper in 2002, 2003 and 2004, respectively, at a price of $0.83 per pound. The purchased call options exactly match Aur's copper forward sales commitments in each of 2002, 2003 and 2004 and thereby provide Aur with full participation in the benefit from the sale of 100% of Aur's copper production of copper prices above $0.83 per pound. The purchase price of the call options has been included in other long-term assets and will be amortized as the contracts mature.

(g) Duck Pond acquisition agreements

On December 6, 2001, Aur entered into agreements of purchase and sale with Thundermin Resources Inc. ("Thundermin") and Queenston Mining Inc. ("Queenston") whereunder Aur has agreed to acquire Thundermin's and Queenston's rights to acquire a 100% interest in the Duck Pond copper-zinc project in central Newfoundland. The purchase price payable to Queenston for its 50% interest in the project is CDN$2.1 million in cash and the tender to Thundermin of Aur's existing 11,209,968 shares of Thundermin. The purchase price available to Queenston for its 50% in the project is CDN$3.0 million in cash. The transactions with Thundermin and Queenston are scheduled to close by March 31, 2002. Closing remains subject to conditions typical to transactions of this nature and, in the case of Thundermin, the approval of Thundermin's shareholders (excluding Aur).

14. Pension plans

Aur has established defined contribution plans for all of its current employees other than certain executive management personnel for whom it has established a defined benefit retirement plan. In addition, Aur has responsibility for a defined benefit pension plan for former employees of a predecessor company, the latest completed actuarial valuation of which indicated a surplus of approximately $100. Contributions to the defined contribution pension plans are charged to earnings as incurred and these plans are fully funded. The latest completed actuarial valuation of the executive retirement plan indicated that a shortfall in funding existed. The approximately $1,500 shortfall as at December 31, 2001 is to be funded and charged to earnings over the two-year period 2002 and 2003.

15. Fair value of financial instruments

The carrying amount of cash, accounts receivable and current liabilities approximate their fair value due to the short term maturities of these instruments. Aur's carrying cost of its portfolio of marketable securities is disclosed on the balance sheets while the market value as at December 31, 2001 was $1,751 (2000 – $838). The estimated fair value of Aur's smelter settlements receivable based on commodity prices as at December 31, 2001 was a gain of $216 (2000 – gain of $103). The estimated fair value of Aur's copper forward sales and purchased call options based on commodity prices as at December 31, 2001 was a gain of $26,060 (2000 – gain of $1,303).

Corporate Information

DIRECTORS

James W. Gill
President and Chief Executive Officer,
Aur Resources Inc.
Toronto, Ont.

Norman B. Keevil
Chairman,
Teck Cominco Limited
Vancouver, B.C.

William J.A. Kennedy*†
Consultant
Grafton, Ont.

Martin Claude Lepage*†
Chairman, Aur Resources Inc.
Partner, Stikeman Elliott,
Barristers and Solicitors
Montreal, Que.

Peter McCarter
Vice-President and Secretary,
Aur Resources Inc.
Toronto, Ont.

William J. Robertson*
Retired Executive
Calgary, Alta.

Howard R. Stockford
Executive Vice-President,
Aur Resources Inc.
Toronto, Ont.

Leo J. Thibodeau*†
Retired Executive
Windsor, Ont.

* *Member of Audit Committee*

† *Member of Compensation Committee*

EXECUTIVE OFFICERS

James W. Gill, Ph.D.
President and Chief Executive Officer

Howard R. Stockford, P. Eng.
Executive Vice-President

Peter McCarter, LL.B.
Vice-President and Secretary

Ronald P. Gagel, C.A.
Vice-President and Chief Financial Officer

SENIOR STAFF

Ed Guimaraes
Controller

Kathryn J. Noble
Assistant Secretary

DIVISIONAL MANAGEMENT

North & Central America Division

Edmund J. Stuart
President

Michel Rodrigue
Mine Manager, Louvicourt Mine

Rodrigue Ouellet
Exploration Manager

Don Dudek
Regional Exploration Manager,
Western Canada

South America Division

David W. Brace
President

Michel Drouin
Vice-President, Business Development

David J. Libby
Vice-President, Mining Operations

J. Britt Reid
Mine Manager, Quebrada Blanca Mine

Piero Venturini
Mine Manager, Andacollo Mine

AUDITORS

PricewaterhouseCoopers LLP
Toronto, Canada

LEGAL COUNSEL

Aird & Berlis
Toronto, Canada

Carey y Cia. Ltda.
Santiago, Chile

Philippi, Yrarrázaval, Pulido & Brunner
Santiago, Chile

Stikeman Elliott
Montreal, Canada

REGISTRAR & TRANSFER AGENT

Computershare Trust Company of Canada

KEY SUBSIDIARIES

Compañía Minera Aur Resources
Chile Ltda.

Compañía Minera Carmen de Andacollo

Compañía Minera Quebrada Blanca S.A.

STOCK EXCHANGE LISTINGS

The Toronto Stock Exchange
Symbol – AUR

ANNUAL MEETING

The Annual and Special Meeting of shareholders of the Corporation will be held at 4:30 pm on Thursday, April 25, 2002, at the TSE Conference Centre, Exchange Tower, 130 King St. W., Toronto, Ontario.

Designed and produced by Stratagem Marketing & Design
Printed in Canada

Offices

Head Office

1 Adelaide Street East
Suite 2501
Toronto, Ontario, Canada
M5C 2V9
Telephone: 416-362-2614
Fax: 416-367-0427
E-mail: info@aurresources.com
www.aurresources.com

Santiago Office

Avenida Vitacura, 2939
Piso 24
Las Condes, Santiago, Chile
Telephone 56-2-332-0186
Fax: 56-2-332-0194

Exploration Offices

Flin Flon, Canada
Val d'Or Canada
Santiago, Chile

Louvicourt Mine

5999 3rd Avenue East
P.O. Box 2117
Val d'Or, Quebec, Canada
J9P 6V2
Telephone 819-736-3551
Fax 819-736-7221

Quebrada Blanca Mine

Vivar 493, Piso 2 y 3
Iquique
I Region, Chile

Iquique Office:
Telephone: 56-57-408-400
Fax: 56-57-426-028

Mine Site:
Telephone: 56-57-408-200
Fax: 56-57-408-264

Andacollo Mine

Camino Chepiquilla s/n
Casilla 3, Andacollo
IV Region, Chile
Telephone: 56-51-431-589
Fax: 56-51-431-587

82 - 4624

Aur RESOURCES INC.

APR - 8 2002

REPORT TO SHAREHOLDERS - THIRD QUARTER 2001

AUR REPORTS EARNINGS OF US$7.0 MILLION OR $0.08 (CDN$0.12) PER SHARE AND OPERATING CASH FLOW OF US$17.2 MILLION IN THE THIRD QUARTER OF 2001

Aur Resources Inc. had a strong third quarter of 2001 from both an operating and financial point of view despite very weak metal prices. Aur's copper production was 62.8 million pounds from the Louvicourt, Andacollo and Quebrada Blanca mines. Net earnings were $7.0 million, cash flow from operating activities was $17.2 million and the Company had $62.1 million in cash and $86.9 million in working capital at September 30, 2001. Aur is a US dollar reporter.

On September 14, 2001, Aur celebrated the 20th anniversary of its incorporation. Over the past 20 years, Aur has evolved from a start-up exploration company into a profitable, Canadian-based, international mining company and is currently an important mid-sized copper producer.

Financial Highlights

Revenues were $52.0 million in the third quarter of 2001 compared to $19.5 million for the same period in 2000. Net earnings were $7.0 million, equal to $0.08 per share for the quarter, compared to $1.9 million or $0.02 per share for the same quarter last year. Cash flow from operating activities was $17.2 million, equal to $0.19 per share, compared to $8.1 million or $0.11 per share in 2000. Aur's cash position and working capital were $62.1 million and $86.9 million, respectively, at September 30, 2001, an increase of $7.2 million and $13.4 million, respectively, from June 30, 2001.

Revenues for the nine month period ending September 30, 2001 were $159.8 million compared to $55.3 million for the same period in 2000. Net earnings were $16.1 million, equal to $0.17 per share for the period, compared to $3.9 million or $0.05 per share in 2000. Cash flow from operating activities was $51.9 million, equal to $0.57 per share, for the nine months ended September 30, 2001, compared to $24.4 million or $0.32 per share in 2000. The significant changes in revenues, net earnings and cash flow in 2001 is principally due to the consolidation of Compañía Minera Quebrada Blanca into Aur's financial statements following its acquisition in November 2000.

Aur's hedge of 154 million pounds of copper in 2001 at $0.87 per pound generated $7.8 million of revenue for the Company in the third quarter and allowed Aur to realize an average of $0.74 per pound of copper sold, including the premium to LME prices received under the terms of sales contracts, compared to the LME average for the quarter of $0.67 per pound this year and $0.85 per pound last year. For the year-to-date, revenues from copper hedging totalled $15.1 million and allowed Aur to realize an average of $0.85 per

2501 - 1 Adelaide Street East, Toronto, Ontario, M5C 2V9
Tel: 416-362-2614; Fax: 416-367-0427; www.aurresources.com

Aur RESOURCES INC.

pound of copper sold compared to the year-to-date LME average of $0.74 per pound this year and $0.82 per pound last year. These hedges will continue to benefit Aur's revenues in the fourth quarter of 2001. Aur has hedged 106 million pounds of copper in 2002 at $0.83 per pound.

As a consequence of Aur's strong cash flows to June 30, 2001, a $5.6 million mandatory prepayment of the bank debt was made on August 15, 2001 and the outstanding balance of this debt was reduced to $160.2 million from the $170 million borrowed on November 22, 2000. A scheduled repayment of $4.24 million will be made on December 31, 2001. At current metal prices, an additional mandatory prepayment, estimated to be not less than $6 million, will be made on February 15, 2002 from positive cash flows generated during the second half of 2001 which, when made, will reduce Aur's bank debt to under $150 million. At current copper prices, Aur expects to meet all its scheduled debt repayment obligations in 2002.

Production Highlights

Aur's metal production from the Louvicourt, Andacollo and Quebrada Blanca mines in the third quarter of 2001 was 62.8 million pounds of copper, 2.6 million pounds of zinc, 78,000 ounces of silver and 2,800 ounces of gold, compared to 19.8 million pounds of copper, 3.6 million pounds of zinc, 66,000 ounces of silver and 2,200 ounces of gold in the third quarter of 2000. Minesite revenues were $44.2 million and mine cash operating costs were $30.2 million in the third quarter of 2001, compared to $19.5 million and $10.9 million, respectively, for the same period in 2000. Mining revenues, excluding Aur's $7.8 million of revenue from its copper hedges, were $12.6 million below budget primarily as a result of the lower realized copper price. Aur's cash operating cost per pound of copper sold, net of by-product credits, was on budget at $0.46 for the quarter, compared to $0.42 in the third quarter of 2000. Cash flow from mining activities for the three months ended September 30, 2001 was $13.8 million before capital expenditures at the mines of $3.8 million, compared to $5.2 million and $0.1 million, respectively, last year.

Aur's metal production from the Louvicourt, Andacollo and Quebrada Blanca mines in the nine months ended September 30, 2001 was 180.7 million pounds of copper, 6.7 million pounds of zinc, 194,000 ounces of silver and 7,300 ounces of gold, compared to 60.4 million pounds of copper, 9.1 million pounds of zinc, 196,000 ounces of silver and 6,700 ounces of gold in the nine months ended September 30, 2000. Minesite revenues were $144.7 million and mine cash operating costs were $95.9 million for the year-to-date compared to $55.3 million and $32.4 million, respectively, in 2000. Mining revenues, excluding Aur's $15.1 million of revenue from its copper hedges, were $24.3 million below budget primarily as a result of the lower realized copper price. Aur's cash operating cost per pound of copper sold, net of by-product credits, was $0.01 better than budget at $0.50 for the nine months ended September 30, 2001, compared to $0.44 in 2000. Cash flow from mining activities for the nine months ended September 30, 2001 was $57.0 million before capital expenditures at the mines of $6.4 million compared to $20.7 million and $0.6 million, respectively, last year.

Copper production, copper sales, mining revenues and cash operating costs were all significantly higher in the third quarter of 2001 and for the year-to-date than for the same periods in 2000 principally due to the inclusion of the Quebrada Blanca Mine into Aur's mining operations following its acquisition in November 2000.

Mining

Andacollo Mine

The Andacollo Mine produced 11.1 million pounds of high quality cathode copper during the third quarter of 2001. A total of 3.9 million tonnes of rock, of which 0.9 million tonnes was ore, was mined at a strip ratio of 3.3:1.

Andacollo's revenues were $7.8 million in the third quarter of 2001, compared to $9.6 million in 2000. Cash operating costs were $6.2 million or $0.57 per pound of copper sold. The costs were $0.03 higher than planned as a result of increased tonnage mined and stacked and lower copper production. Capital expenditures were $0.3 million in the third quarter.

The Andacollo Mine produced 34.2 million pounds of high quality cathode copper during the nine months ended September 30, 2001. A total of 12.0 million tonnes of rock, of which 2.8 million tonnes was ore, was mined at a strip ratio of 3.3:1.

Andacollo's revenues were $27.0 million for the nine months ended September 30, 2001 compared to $28.3 million in 2000. Cash operating costs were $19.0 million or $0.55 per pound of copper sold. The costs were $0.04 higher than planned as a result of increased tonnage mined and stacked and lower copper production. Capital expenditures were $1.2 million for the year-to-date, compared to $0.8 million in 2000, and are expected to be in line with the budget at $1.7 million for 2001.

Production is expected to total approximately 47 million pounds of cathode copper in 2001 at a cost of $0.53 per pound, $0.01 per pound higher than originally budgeted.

Louvicourt Mine

The Louvicourt Mine produced 33.8 million pounds of copper and 8.8 million pounds of zinc from 400,951 tonnes of ore milled during the third quarter of 2001. Mill throughput and copper production were similar to, while zinc production was 3.2 million pounds less than, the same period last year. Copper production was 7.4 million pounds more than budgeted in the third quarter principally due to higher copper head grades while zinc production was 6.7 million pounds less than budgeted in the third quarter principally due to lower zinc head grades.

Aur's share of Louvicourt's revenues was $8.4 million in the third quarter of 2001, compared to $9.9 million in 2000. The lower revenue was principally due to lower realized metal prices. Cash operating costs, net of by-product credits, were on budget at $0.40 per pound of copper sold. Mine site operating costs were $24.03 per tonne milled, slightly under budget. Capital expenditures in the quarter were negligible.

The Louvicourt Mine produced 85.9 million pounds of copper and 26.9 million pounds of zinc from 1,160,201 tonnes of ore milled during the nine months ended September 30, 2001. Mill throughput was similar while copper production was 0.9 million pounds more and zinc production was 1.0 million pounds less than last year. Copper production for the year-to-date was as budgeted while zinc production was 1.9 million pounds less than budgeted due to lower zinc head grades.

Aur's share of Louvicourt's revenues was $24.0 million for the nine months ended September 30, 2001, compared to $27.0 million in 2000. The lower revenue was principally due to lower realized metal prices. Cash operating costs, net of by-product credits, for the year-to-date were $0.01 higher than budget at $0.46 per pound of copper sold. Capital expenditures for the year-to-date were $0.2 million.

Production for the year 2001 is expected to be essentially on budget at 113 million pounds of copper and 4.8 million pounds below budget for zinc at 39.8 million pounds. Cash operating costs are expected to be as originally budgeted at $0.47 per pound of copper sold, net of by-product credits, for the full year 2001.

Quebrada Blanca

The Quebrada Blanca Mine produced 41.6 million pounds of cathode copper in the third quarter of 2001, essentially as budgeted. A total of 7.7 million tonnes of rock, of which 3.7 million tonnes was ore, was mined at a strip ratio of 1.1:1. Copper quality averaged 95% LME Grade A and the copper in heap inventory increased by 5.9 million pounds in the third quarter.

Quebrada Blanca's revenues were $28.0 million in the third quarter of 2001, approximately $9.0 million below budget due principally to lower realized copper prices. Cash operating costs were $17.9 million or $0.45 per pound of copper sold, $0.06 per pound below budget for the quarter.

The Quebrada Blanca Mine produced 120.7 million pounds of copper in the nine months ended September 30, 2001, 3.0 million pounds less than planned. A total of 23.0 million tonnes of rock, of which 8.8 million tonnes was ore, was mined at a strip ratio of 1.6:1. Copper quality averaged 95% LME Grade A and the copper in heap inventory increased by 19.4 million pounds this year.

Aur RESOURCES INC.

Quebrada Blanca's revenues were $93.7 million for the nine months ended September 30, 2001, approximately $13.8 million below budget due principally to lower realized copper prices. Cash operating costs were $58.9 million or $0.49 per pound of copper sold, $0.02 per pound below budget for the year-to-date.

The capital investment program designed to increase production to 80,000 tonnes per year of LME Grade A copper and to reduce steady state operating costs to below $0.50 per pound of copper produced is proceeding and is expected to be completed in early 2003. Approximately $9.9 million will be expended in 2001 of which $3.6 million was spent in the third quarter and $4.9 has been spent to September 30, 2001.

For the full year 2001, Quebrada Blanca is expected to produce approximately 75,000 tonnes of copper at a cost of $0.48 per pound of copper sold, $0.03 per pound lower than originally budgeted. New records for both copper production and cathode quality should be achieved at Quebrada Blanca in 2001.

Other Financial Information

Exploration expenses were $0.5 million and $3.2 million for the third quarter of 2001 and for the year-to-date, respectively, compared to $1.0 million and $3.1 million, respectively, in 2000. Exploration expenses are on budget and are expected to total $4.5 million for the year.

Administration expenses were $1.1 million and $3.4 million, respectively, for the third quarter of 2001 and year-to-date, compared to $0.8 million and $3.6 million, respectively, in 2000. Administration expenses are on budget and are expected to total $4.5 million for the year.

Depreciation and amortization expenses were $10.0 million and $29.5 million, respectively, for the third quarter of 2001 and year-to-date, compared to $3.7 million and $10.8 million, respectively, in 2000. Depreciation and amortization expenses are higher this year than last year due to the acquisition of the Quebrada Blanca Mine on November 22, 2000. Depreciation and amortization expenses are expected to total $40 million in 2001.

Interest expense on the Company's bank debt incurred to partially finance the Quebrada Blanca acquisition was $2.5 million and $9.3 million, respectively, for the third quarter of 2001 and year-to-date. Interest rates have declined throughout the year resulting in a lower than budgeted interest expense, both for the quarter and for the year-to-date. At current rates, Aur's interest expense will total approximately $11 million in 2001 as compared to Aur's budget of $15 million.

2501 - 1 Adelaide Street East, Toronto, Ontario, M5C 2V9
Tel: 416-362-2614; Fax: 416-367-0427; www.aurresources.com

Aur RESOURCES INC.

Capital expenditures totalled $3.8 million in the third quarter of 2001 of which $3.6 million was expended at Quebrada Blanca and have totalled $6.7 million for the year-to-date, compared to $0.2 million and $0.7 million, respectively, in 2000. Capital expenditures are expected to total $11.9 million in 2001 of which $9.9 million will be expended at Quebrada Blanca.

Business Development

Aur's exploration and acquisition programs were active in the third quarter of 2001. The 3D seismic survey around the Louvicourt Mine identified a number of anomalies which could represent new sulphide mineralization and a drill program to evaluate these anomalies will be initiated in November. Exploration work in Canada and Chile continues.

On behalf of the Board,

James W. Gill
President and Chief Financial Officer

October 25, 2001

2501 - 1 Adelaide Street East, Toronto, Ontario, M5C 2V9
Tel: 416-362-2614; Fax: 416-367-0427; www.aurresources.com

AUR RESOURCES INC.

PRODUCTION STATISTICS
Three months ended September 30

2001	Louvicourt	Andacollo	Quebrada Blanca	Total
Ore (tonnes)	400,951	927,174	2,049,192	n/a
Grade				
Copper (%)	3.93	0.67	1.47	n/a
Soluble copper (%)	n/a	0.60	1.36	n/a
Zinc (%)	1.26	-	-	n/a
Gold (oz/t)	0.03	-	-	n/a
Silver (oz/t)	0.88	-	-	n/a
Copper (pounds)				
Produced	10,147,000	11,063,000	41,619,000	62,829,000
Sold	10,147,000	10,845,000	39,880,000	60,872,000
Less: minority interests	-	(3,254,000)	(3,988,000)	(7,242,000)
Net to Aur	10,147,000	7,591,000	35,892,000	53,630,000
Inventory	-	241,000	6,426,000	6,667,000
Other metals produced and sold				
Zinc (pounds)	2,629,000	-	-	2,629,000
Gold (ounces)	2,800	-	-	2,800
Silver (ounces)	78,000	-	-	78,000
Cost per pound of copper sold	$0.40	$0.57	$0.45	$0.46

2000	Louvicourt	Andacollo	Quebrada Blanca	Total
Ore (tonnes)	404,377	896,424	n/a	n/a
Grade				
Copper (%)	3.23	0.94	n/a	n/a
Soluble copper (%)	n/a	0.76	n/a	n/a
Zinc (%)	1.63	-	n/a	n/a
Gold (oz/t)	0.03	-	n/a	n/a
Silver (oz/t)	0.81	-	n/a	n/a
Copper (pounds)				
Produced	8,334,000	11,467,000	n/a	19,801,000
Sold	8,334,000	11,272,000	n/a	19,606,000
Less: minority interests	-	(3,382,000)	n/a	(3,382,000)
Net to Aur	8,334,000	7,890,000	n/a	16,224,000
Inventory	-	882,000	n/a	882,000
Other metals produced and sold				
Zinc (pounds)	3,576,000	-	n/a	3,576,000
Gold (ounces)	2,200	-	n/a	2,200
Silver (ounces)	66,000	-	n/a	66,000
Cost per pound of copper sold	$0.40	$0.44	n/a	$0.42

Notes:

1. Tonnes of ore milled at Louvicourt and stacked at Andacollo and Quebrada Blanca are shown on a 100% basis while all metal production figures are shown on a 100% basis with the exception of Louvicourt, which represents Aur's 30% joint venture interest. Net copper to Aur represents Aur's 30%, 70% and 90% beneficial interests in Louvicourt, Andacollo and Quebrada Blanca, respectively.
2. Quebrada Blanca was acquired on November 22, 2000.
3. Cash operating cost per pound of copper sold includes smelting, refining, transportation and marketing costs, settlement adjustments, provisional pricing, and is net of by-product credits where applicable.

AUR RESOURCES INC.

PRODUCTION STATISTICS
Nine months ended September 30

2001	Louvicourt	Andacollo	Quebrada Blanca	Total
Ore (tonnes)	1,160,201	2,803,464	5,574,217	n/a
Grade				
Copper (%)	3.46	0.82	1.40	n/a
Soluble copper (%)	n/a	0.72	1.28	n/a
Zinc (%)	1.29	-	-	n/a
Gold (oz/t)	0.03	-	-	n/a
Silver (oz/t)	0.78	-	-	n/a
Copper (pounds)				
Produced	25,780,000	34,170,000	120,710,000	180,660,000
Sold	25,780,000	34,532,000	121,367,000	181,679,000
Less: minority interests	-	(10,360,000)	(12,137,000)	(22,497,000)
Net to Aur	25,780,000	24,172,000	109,230,000	159,182,000
Inventory	-	241,000	6,426,000	6,667,000
Other metals produced and sold				
Zinc (pounds)	8,078,000	-	-	8,078,000
Gold (ounces)	7,300	-	-	7,300
Silver (ounces)	194,000	-	-	194,000
Cost per pound of copper sold	$0.46	$0.55	$0.49	$0.50

2000	Louvicourt	Andacollo	Quebrada Blanca	Total
Ore (tonnes)	1,195,853	2,463,826	n/a	n/a
Grade				
Copper (%)	3.25	0.93	n/a	n/a
Soluble copper (%)	n/a	0.78	n/a	n/a
Zinc (%)	1.40	-	n/a	n/a
Gold (oz/t)	0.03	-	n/a	n/a
Silver (oz/t)	0.80	-	n/a	n/a
Copper (pounds)				
Produced	24,843,000	35,521,000	n/a	60,364,000
Sold	24,843,000	35,080,000	n/a	59,923,000
Less: minority interests	-	(10,524,000)	n/a	(10,524,000)
Net to Aur	24,843,000	24,556,000	n/a	49,399,000
Inventory	-	882,000	n/a	882,000
Other metals produced and sold				
Zinc (pounds)	9,077,000	-	n/a	9,077,000
Gold (ounces)	6,700	-	n/a	6,700
Silver (ounces)	196,000	-	n/a	196,000
Cost per pound of copper sold	$0.43	$0.45	n/a	$0.44

Notes:
1. Tonnes of ore milled at Louvicourt and stacked at Andacollo and Quebrada Blanca are shown on a 100% basis while all metal production figures are shown on a 100% basis with the exception of Louvicourt, which represents Aur's 30% joint venture interest. Net copper to Aur represents Aur's 30%, 70% and 90% beneficial interests in Louvicourt, Andacollo and Quebrada Blanca, respectively.
2. Quebrada Blanca was acquired on November 22, 2000.
3. Cash operating cost per pound of copper sold includes smelting, refining, transportation and marketing costs, settlement adjustments, provisional pricing, and is net of by-product credits where applicable.

Aur RESOURCES INC.

Consolidated Statements of Operations

(in thousands of United States dollars except earnings per share) (unaudited)

	Three months ended September 30		Nine months ended September 30	
	2001	2000	2001	2000
	$	$	$	$
Operating revenues				
Mining	51,999	19,451	159,840	55,287
Expenses				
Mining	30,243	10,887	95,919	32,395
Exploration	497	1,031	3,204	3,109
Administration	1,084	803	3,419	3,611
Depreciation and amortization	10,022	3,671	29,476	10,798
Acquisition credit facility interest	2,525	-	9,267	-
Other (note 3)	374	(1,529)	97	39
	44,745	14,863	141,382	49,952
Earnings before taxes and minority interests	7,254	4,588	18,458	5,335
Income and resource taxes	(158)	(2,278)	(773)	(306)
Earnings before minority interests	7,096	2,310	17,685	5,029
Minority interests	(73)	(415)	(1,627)	(1,119)
Net earnings for the period	7,023	1,895	16,058	3,910
Basic earnings per share (note 6(b))	0.08	0.02	0.17	0.05
Diluted earnings per share (note 6(b))	0.06	0.02	0.14	0.05

Consolidated Statements of Retained Earnings (Deficit)

(in thousands of United States dollars) (unaudited)

	Three months ended September 30		Nine months ended September 30	
	2001	2000	2001	2000
	$	$	$	$
Retained earnings (deficit) – beginning of period	8,081	(790)	(17,980)	(9,387)
Adjustment to reflect adoption of asset and liability method of accounting for future income taxes	-	-	-	6,582
As restated – beginning of period	8,081	(790)	(17,980)	(2,805)
Reduction of share capital and contributed surplus (note 6(c))	-	-	17,980	-
Net earnings for the period	7,023	1,895	16,058	3,910
Accretion of equity portion of convertible debt	(479)	-	(1,433)	-
Retained earnings – end of period	14,625	1,105	14,625	1,105

See accompanying notes to interim consolidated financial statements.

Aur Resources Inc.

Consolidated Balance Sheets (in thousands of United States dollars) (unaudited)	As at September 30 2001	 December 31 2000
	$	$
Assets		
Current		
Cash	62,061	28,938
Receivables	13,691	21,154
Marketable securities	-	838
Inventories and prepaid expenses	51,927	54,300
	127,679	105,230
Capital assets	328,851	352,532
Net future income and resource taxes	6,259	6,542
Other	1,272	1,663
	464,061	465,967
Liabilities and Shareholders' Equity		
Current		
Accounts payable and accrued liabilities	21,776	27,298
Current portion of acquisition credit facility (note 2)	16,480	8,480
Current portion of obligation under capital lease	2,563	2,462
	40,819	38,240
Acquisition credit facility (note 2)	143,710	161,520
Liability portion of convertible debt	5,044	6,476
Obligation under capital lease	7,986	9,347
Obligation on properties purchased	4,624	5,843
Mine closure and site restoration	7,614	7,074
Minority interests	29,210	27,583
	239,007	256,083
Shareholders' equity		
Share capital (note 6)	173,656	188,801
Equity portion of convertible debt	29,956	28,524
Contributed surplus (note 6(c))	-	2,835
Cumulative translation adjustment	6,817	7,704
Retained earnings (deficit) (note 6(c))	14,625	(17,980)
	225,054	209,884
	464,061	465,967

See accompanying notes to interim consolidated financial statements.

Aur RESOURCES INC.

Consolidated Statements of Cash Flows (in thousands of United States dollars) (unaudited)	Three months ended September 30		Nine months ended September 30	
	2001	2000	2001	2000
	$	$	$	$
Operating activities				
Net earnings for the period	7,023	1,895	16,058	3,910
Non-cash items -				
Depreciation and amortization	10,022	3,671	29,476	10,798
Future income and resource taxes	(137)	2,250	119	226
Mine closure and site restoration	409	118	541	284
(Gain) loss on sale of marketable securities and investments	(1)	-	(425)	2,043
Provision for marketable securities and investments	-	185	-	2,410
Loss (gain) on disposal of capital assets	-	(6)	2	-
Gain on sale of mineral properties	-	1	(334)	(405)
Foreign exchange loss	415	1,034	513	181
Minority interests	73	415	1,627	1,119
	17,804	9,563	47,577	20,566
Net change in non-cash working capital items (note 4)	(573)	(1,419)	4,311	3,837
	17,231	8,144	51,888	24,403
Financing activities				
Principal repayment of acquisition credit facility (note 2)	(5,570)	-	(9,810)	-
Principal repayment of mine equipment under capital lease	-	-	(1,085)	(793)
Reduction of obligation on properties purchased	-	-	(1,800)	-
Foreign exchange	(214)	(365)	(457)	(1,640)
	(5,784)	(365)	(13,152)	(2,433)
Investing activities				
Capital and other asset acquisitions	(3,840)	(152)	(6,683)	(721)
Quebrada Blanca acquisition deposit	-	(3,000)	-	(3,000)
Quebrada Blanca acquisition deferred charges	-	(3,218)	-	(3,218)
Proceeds on sale of mineral properties	-	-	334	485
Proceeds on disposal of capital assets	1	3	8	20
Proceeds on sale of marketable securities	1	-	1,241	3,398
	(3,838)	(6,367)	(5,100)	(3,036)
Foreign exchange on cash held in foreign currency	(415)	(1,034)	(513)	(181)
Increase in cash for the period	7,194	378	33,123	18,753
Cash – beginning of period	54,867	72,970	28,938	54,595
Cash – end of period	62,061	73,348	62,061	73,348

See accompanying notes to interim consolidated financial statements.

AUR RESOURCES INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine month periods ended September 30, 2001 and 2000

(in thousands of United States dollars except where otherwise noted)

(Unaudited)

1. Accounting policies

The interim consolidated financial statements of Aur Resources Inc. ("Aur") have been prepared in accordance with accounting principles generally accepted in Canada using the same accounting policies as those disclosed in note 1 to Aur's audited consolidated financial statements for the year ended December 31, 2000 except for earnings per share. Effective January 1, 2001, Aur adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to interim financial reporting and earnings per share. The new recommendations have been applied on a retroactive basis.

These interim consolidated financial statements should be read in conjunction with Aur's audited annual consolidated financial statements included in Aur's Annual Report for the year 2000.

Comparative figures for 2000 have been restated to reflect the changes in accounting policies and reporting currency disclosed in note 2 to Aur's audited consolidated financial statements for the year ended December 31, 2000. The principal changes which have taken place are: the reporting of the financial statements in United States dollars, the full rather than proportionate consolidation of Aur's interest in the Andacollo mine, the expensing rather than capitalizing of exploration expenditures and the adoption of the asset and liability method rather than the deferral method of income tax allocation. The comparative figures for 2000 have also been reclassified to conform to the presentation adopted for the current period.

2. Acquisition credit facility

	2001	2000
	$	$
Scheduled principal repayment – December 31, 2001	4,240	-
Scheduled principal repayment – June 30, 2002	12,240	-
Current portion of acquisition credit facility	16,480	-
Long-term portion of acquisition credit facility	143,710	-
	160,190	-

In addition to the Tranche A scheduled principal repayments, between 40% and 100% of excess cash flow (as defined) is required to be utilized to prepay a portion of the Tranche A and Tranche B loans 45 days after each scheduled principal repayment date, with the relevant percentage determined by the debt service coverage ratio for the semi-annual period. 75% of the excess cash flow is required to be utilized to prepay Tranche A and 25% is required to be utilized to prepay Tranche B. Accordingly, $5,570, equal to 40% of excess cash flows to June 30, 2001, was prepaid on August 15, 2001.

AUR RESOURCES INC.

3. Other (revenues) and expenses

	Three months ended September 30		Nine months ended September 30	
	2001	2000	2001	2000
	$	$	$	$
Interest on obligation under capital lease	232	202	805	639
Interest and other income	(794)	(1,378)	(2,440)	(4,125)
Foreign exchange	314	(691)	764	(1,480)
Provision for marketable securities and investments	-	185	-	2,410
(Gain) loss on sale of marketable securities and investments	(1)	-	(425)	2,043
Other expenses	623	153	1,393	552
	374	(1,529)	97	39

4. Supplementary cash flow information

	Three months ended September 30		Nine months ended September 30	
	2001	2000	2001	2000
	$	$	$	$
Receivables	(2,058)	(1,559)	7,463	3,042
Inventories and prepaid expenses	(871)	(404)	2,371	(393)
Accounts payable and accrued liabilities	2,356	544	(5,523)	1,188
	(573)	(1,419)	4,311	3,837
Other information:				
Interest paid	4,022	31	10,852	84
Income, resource and capital taxes paid	150	103	2,364	980

Aur Resources Inc.

5. Segmented information

(a) Segmented Statements of Operations for the three months ended September 30

2001	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Operating revenues					
Mining	8,394	7,807	28,010	-	44,211
Hedging	-	-	-	7,788	7,788
	8,394	7,807	28,010	7,788	51,999
Expenses					
Mining	6,120	6,177	17,946	-	30,243
Exploration	-	-	-	497	497
Administration	-	-	-	1,084	1,084
Depreciation and amortization	936	2,226	6,816	44	10,022
Acquisition credit facility interest	-	-	-	2,525	2,525
Other	-	222	195	(43)	374
	7,056	8,625	24,957	4,107	44,745
Earnings (loss) before taxes	1,338	(818)	3,053	3,681	7,254
Income and resource taxes	(501)	(4)	141	206	(158)
Earnings (loss) before minority interests	837	(822)	3,194	3,887	7,096
Minority interests	-	246	(319)	-	(73)
Net earnings (loss)	837	(576)	2,875	3,887	7,023

2000	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Operating revenues					
Mining	9,867	9,584	-	-	19,451
Expenses					
Mining	5,906	4,981	-	-	10,887
Exploration	-	-	-	1,031	1,031
Administration	-	-	-	803	803
Depreciation and amortization	912	2,709	-	50	3,671
Other	-	76	-	(1,605)	(1,529)
	6,818	7,766	-	279	14,863
Earnings (loss) before taxes	3,049	1,818	-	(279)	4,588
Income and resource taxes	(1,167)	(434)	-	(677)	(2,278)
Earnings (loss) before minority interests	1,882	1,384	-	(956)	2,310
Minority interests	-	(415)	-	-	(415)
Net earnings (loss)	1,882	969	-	(956)	1,895

Aur RESOURCES INC.

(b) **Segmented Statements of Operations for the nine months ended September 30**

2001	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Operating revenues					
Mining	23,986	27,025	93,701	-	144,712
Hedging	-	-	-	15,128	15,128
	23,986	27,025	93,701	15,128	159,840
Expenses					
Mining	17,969	19,014	58,936	-	95,919
Exploration	-	-	-	3,204	3,204
Administration	-	-	-	3,419	3,419
Depreciation and amortization	2,708	6,883	19,770	115	29,476
Acquisition credit facility interest	-	-	-	9,267	9,267
Other	3	727	(211)	(422)	97
	20,680	26,624	78,495	15,583	141,382
Earnings (loss) before taxes	3,306	401	15,206	(455)	18,458
Income and resource taxes	(1,355)	(12)	(101)	695	(773)
Earnings before minority interests	1,951	389	15,105	240	17,685
Minority interests	-	(117)	(1,510)	-	(1,627)
Net earnings	1,951	272	13,595	240	16,058

2000	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Operating revenues					
Mining	27,034	28,253	-	-	55,287
Expenses					
Mining	17,076	15,319	-	-	32,395
Exploration	-	-	-	3,109	3,109
Administration	-	-	-	3,611	3,611
Depreciation and amortization	2,695	7,978	-	125	10,798
Other	-	640	-	(601)	39
	19,771	23,937	-	6,244	49,952
Earnings (loss) before taxes	7,263	4,316	-	(6,244)	5,335
Income and resource taxes	(2,780)	(586)	-	3,060	(306)
Earnings (loss) before minority interests	4,483	3,730	-	(3,184)	5,029
Minority interests	-	(1,119)	-	-	(1,119)
Net earnings (loss)	4,483	2,611	-	(3,184)	3,910

Aur RESOURCES INC.

(c) Segmented Balance Sheets as at

September 30, 2001	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Assets					
Current					
Cash	37	696	28,307	33,021	62,061
Receivables	6,848	252	3,326	3,265	13,691
Inventories and prepaid expenses	596	1,836	49,011	484	51,927
	7,481	2,784	80,644	36,770	127,679
Capital assets	10,247	60,608	257,173	823	328,851
Net future income and resource taxes	-	4,402	(1,438)	3,295	6,259
Other	-	-	1,272	-	1,272
	17,728	67,794	337,651	40,888	464,061
Liabilities					
Current					
Accounts payable and accrued liabilities	1,209	2,666	7,962	9,939	21,776
Current portion of acquisition credit facility	-	-	-	16,480	16,480
Current portion of obligation under capital lease	-	2,126	437	-	2,563
	1,209	4,792	8,399	26,419	40,819
Acquisition credit facility	-	-	-	143,710	143,710
Liability portion of convertible debt	-	-	-	5,044	5,044
Obligation under capital lease	-	6,503	1,483	-	7,986
Obligation on properties purchased	-	-	-	4,624	4,624
Mine closure and site restoration costs	846	799	5,450	519	7,614
Minority interests	-	12,119	17,091	-	29,210
	2,055	24,213	32,423	180,316	239,007

December 31, 2000	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Assets					
Current					
Cash	384	833	7,876	19,845	28,938
Receivables	8,593	486	11,889	186	21,154
Marketable securities	-	-	-	838	838
Inventories and prepaid expenses	758	2,293	51,211	38	54,300
	9,735	3,612	70,976	20,907	105,230
Capital assets	12,725	67,184	272,008	615	352,532
Net future income and resource taxes	-	4,398	(1,338)	3,482	6,542
Other	-	-	1,663	-	1,663
	22,460	75,194	343,309	25,004	465,967
Liabilities					
Current					
Accounts payable and accrued liabilities	1,669	2,486	11,213	11,930	27,298
Current portion of acquisition credit facility	-	-	-	8,480	8,480
Current portion of obligation under capital lease	-	2,042	420	-	2,462
	1,669	4,528	11,633	20,410	38,240
Acquisition credit facility	-	-	-	161,520	161,520
Liability portion of convertible debt	-	-	-	6,476	6,476
Obligation under capital lease	-	7,589	1,758	-	9,347
Obligation on properties purchased	-	-	-	5,843	5,843
Mine closure and site restoration costs	744	783	5,000	547	7,074
Minority interests	-	12,002	15,581	-	27,583
	2,413	24,902	33,972	194,796	256,083

Alur RESOURCES INC.

(d) **Segmented Statements of Cash Flow for the three months ended September 30**

2001	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Operating activities					
Net earnings (loss)	837	(576)	2,875	3,887	7,023
Non-cash items	1,177	1,951	7,445	208	10,781
	2,014	1,375	10,320	4,095	17,804
Net change in non-cash working capital items	(1,296)	941	428	(646)	(573)
	718	2,316	10,748	3,449	17,231
Financing activities					
Principal repayment of acquisition credit facility	-	-	-	(5,570)	(5,570)
Foreign exchange	-	-	-	(214)	(214)
	-	-	-	(5,784)	(5,784)
Investing activities					
Capital asset acquisitions	(24)	(250)	(3,566)	-	(3,840)
Other	5	-	-	(3)	2
	(19)	(250)	(3,566)	(3)	(3,838)
Foreign exchange on cash held in foreign currency	-	-	-	(415)	(415)
Intercompany/divisional funding distributions	(994)	(2,190)	(1,573)	4,757	-
Increase (decrease) in cash for the period	(295)	(124)	5,609	2,004	7,194
Cash – beginning of period	332	820	22,698	31,017	54,867
Cash – end of period	37	696	28,307	33,021	62,061

2000	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Operating activities					
Net earnings (loss)	1,882	969	-	(956)	1,895
Non-cash items	925	3,311	-	3,432	7,668
	2,807	4,280	-	2,476	9,563
Net change in non-cash working capital items	(1,281)	(606)	-	468	(1,419)
	1,526	3,674	-	2,944	8,144
Financing activities					
Foreign exchange	-	-	-	(365)	(365)
Investing activities					
Capital asset acquisitions	(117)	(6)	-	(29)	(152)
Other	-	-	-	(6,215)	(6,215)
	(117)	(6)	-	(6,244)	(6,367)
Foreign exchange on cash held in foreign currency	-	-	-	(1,034)	(1,034)
Intercompany/divisional funding distributions	(1,241)	(3,677)	-	4,918	-
Increase (decrease) in cash for the period	168	(9)	-	219	378
Cash – beginning of period	71	735	-	72,164	72,970
Cash – end of period	239	726	-	72,383	73,348

Aur RESOURCES INC.

(e) Segmented Statements of Cash Flow for the nine months ended September 30

2001	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Operating activities					
Net earnings	1,951	272	13,595	240	16,058
Non-cash items	3,581	7,028	21,832	(922)	31,519
	5,532	7,300	35,427	(682)	47,577
Net change in non-cash working capital items	1,447	871	7,511	(5,518)	4,311
	6,979	8,171	42,938	(6,200)	51,888
Financing activities					
Principal repayment of acquisition credit facility	-	-	-	(9,810)	(9,810)
Principal repayment of mine equipment under capital lease	-	(1,085)	-	-	(1,085)
Reduction of obligation on properties purchased	-	-	-	(1,800)	(1,800)
Foreign exchange	-	-	-	(457)	(457)
	-	(1,085)	-	(12,067)	(13,152)
Investing activities					
Capital asset acquisitions	(214)	(1,208)	(4,936)	(325)	(6,683)
Other	6	-	-	1,577	1,583
	(208)	(1,208)	(4,936)	1,252	(5,100)
Foreign exchange on cash held in foreign currency	-	-	-	(513)	(513)
Intercompany/divisional funding distributions	(7,118)	(6,015)	(17,571)	30,704	-
Increase (decrease) in cash for the period	(347)	(137)	20,431	13,176	33,123
Cash – beginning of period	384	833	7,876	19,845	28,938
Cash – end of period	37	696	28,307	33,021	62,061

2000	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Operating activities					
Net earnings (loss)	4,483	2,611	-	(3,184)	3,910
Non-cash items	2,708	9,144	-	4,804	16,656
	7,191	11,755	-	1,620	20,566
Net change in non-cash working capital items	2,105	459	-	1,273	3,837
	9,296	12,214	-	2,893	24,403
Financing activities					
Principal repayment of mine equipment under capital lease	-	(793)	-	-	(793)
Foreign exchange	-	-	-	(1,640)	(1,640)
	-	(793)	-	(1,640)	(2,433)
Investing activities					
Capital asset acquisitions	(406)	(173)	-	(142)	(721)
Other	4	-	-	(2,319)	(2,315)
	(402)	(173)	-	(2,461)	(3,036)
Foreign exchange on cash held in foreign currency	-	-	-	(181)	(181)
Intercompany/divisional funding distributions	(8,698)	(12,564)	-	21,262	-
Increase (decrease) in cash for the period	196	(1,316)	-	19,873	18,753
Cash – beginning of period	43	2,042	-	52,510	54,595
Cash – end of period	239	726	-	72,383	73,348

6. Share capital and earnings per share

(a) Issued and outstanding

	2001		2000	
	Shares	Amount	Shares	Amount
	# 000's	$	# 000's	$
Common shares				
Balance – beginning of period	90,730	188,800	75,730	163,020
Reduction of share capital	-	(15,145)	-	-
Balance – end of period	90,730	173,655	75,730	163,020
Class B shares				
Balance – beginning and end of period	2,000	1	2,000	1
		173,656		163,021

(b) Earnings per common share

	Three months ended September 30		Nine months ended September 30	
	2001	2000	2001	2000
	$	$	$	$
(i) Basic				
Numerator				
Net earnings	7,023	1,895	16,058	3,910
Accretion of equity portion of convertible debt charged to retained earnings, net of tax	(275)	-	(825)	-
Income available to shareholders	6,748	1,895	15,233	3,910
Denominator (# 000's)				
Weighted average number of shares	90,730	75,730	90,730	75,730
Basic earnings per share	0.08	0.02	0.17	0.05
(ii) Diluted				
Numerator				
Income available to shareholders	6,748	1,895	15,233	3,910
Denominator (# 000's)				
Weighted average number of shares	90,730	75,730	90,730	75,730
Potential issuance of shares from convertible debt	21,711	-	21,711	-
Potential issuance of shares from purchase options	199	195	199	195
	112,640	75,925	112,640	75,925
Diluted earnings per share	0.06	0.02	0.14	0.05

(c) Reduction of share capital and contributed surplus

On April 26, 2001, Aur's shareholders passed a special resolution reducing the share capital and contributed surplus attributable to the common shares of Aur by an amount sufficient to eliminate Aur's December 31, 2000 deficit of $17,980.

7. Fair value of financial instruments

The carrying amounts of cash, accounts receivable and current liabilities approximate their fair value due to the short-term maturities of these instruments. The carrying cost of Aur's portfolio of marketable securities is disclosed on the balance sheets while the market value as at September 30, 2001 was $1,519 (December 31, 2000 – $838). The carrying cost of Aur's long-term investments were written-off at December 31, 2000. The market value of long-term investments at September 30, 2001 was $888 (December 31, 2000 – $577). The estimated fair value of Aur's copper hedge commitment based on commodity prices as at September 30, 2001 was a gain of $37,437 (December 31, 2000 – gain of $1,303). The estimated fair value of Aur's foreign exchange forward contracts based on market prices as at September 30, 2001 was a loss of $187 (December 31, 2000 – loss of $103). The estimated fair value of Aur's smelter settlements receivable based on commodity prices as at September 30, 2001 was a gain of $nil (December 31, 2000 – gain of $103).

82-4624

Aur RESOURCES INC.

Suite 2501, 1 Adelaide Street East
Toronto, Ontario M5C 2V9
Telephone: (416) 362-2614
Facsimile: (416) 367-0427
E-mail: info@aurresources.com
Website: www.aurresources.com

NOTICE OF
ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE is hereby given that the Annual and Special Meeting (the "Meeting") of shareholders of Aur Resources Inc. (the "Corporation") will be held at The Toronto Stock Exchange Conference Centre, Exchange Tower, 130 King Street West, Toronto, Ontario on

Thursday, April 25, 2002

at the hour of 4:30 o'clock in the afternoon, local time, for the following purposes:

1. to receive and consider the Annual Report, including the financial statements and the Auditors' Report thereon, for the year ended December 31, 2001;
2. to elect directors;
3. to appoint auditors and authorize the directors to fix the remuneration of the auditors;
4. to consider and, if deemed advisable, pass a special resolution (the "Special Resolution") authorizing an amendment to the Corporation's articles to change the Class B shares of the Corporation into common shares of the Corporation; and
5. to transact such other business as may properly come before the Meeting or any adjournments thereof.

A copy of the said Reports, financial statements, Information Circular (the "Circular") and a form of proxy accompany this Notice.

The directors have fixed the close of business on the last business day before the Meeting (or any adjournment thereof) as the time before which proxies to be used at the Meeting (or any adjournment thereof) must be deposited with the Corporation or with Computershare Trust Company of Canada; provided, however, that proxies may also be deposited with the scrutineer(s) at the Meeting (or any adjournment thereof) prior to the time for voting.

Shareholders of the Corporation are entitled to dissent in respect of the proposed amendment to the Corporation's articles and those shareholders who so dissent are entitled to be paid the fair value of such shareholders' common shares of the Corporation in accordance with Section 190 of the Canada Business Corporations Act, all as described in the Circular.

DATED the 15th day of March, 2002

BY ORDER OF THE BOARD,

President and Chief Executive Officer

Shareholders are entitled to vote at the Meeting either in person or by proxy. If it is not your intention to be present at the Meeting, please exercise your right to vote by promptly signing, dating and returning the proxy in the envelope provided for that purpose.

INFORMATION CIRCULAR

Dollar amounts set forth in this Information Circular are, except as indicated, stated in Canadian dollars.

Solicitation of Proxies

This Information Circular (the "Circular") is furnished in connection with the solicitation by the management of Aur Resources Inc. (the "Corporation") of proxies to be used at the Annual and Special Meeting of shareholders of the Corporation (the "Meeting") to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting. It is expected that the solicitation will be primarily by mail but proxies may also be solicited personally by management of the Corporation at nominal cost. The cost of any such solicitation by management will be borne by the Corporation.

The Corporation may pay the reasonable costs incurred by persons who are the registered but not beneficial owners of voting shares of the Corporation (such as brokers, dealers, other registrants under applicable securities laws, nominees and/or custodians) in sending or delivering copies of this Circular, the Annual Report and form of proxy to the beneficial owners of such shares. The Corporation will provide, without cost to such persons, upon request to the Secretary of the Corporation, additional copies of the foregoing documents required for this purpose.

Appointment and Revocation of Proxies

The persons named in the enclosed form of proxy are directors and senior officers of the Corporation. A shareholder desiring to appoint some other person, who need not be a shareholder of the Corporation, to attend and act for him at the Meeting must do so either by inserting such person's name in the blank space provided in the instrument of proxy and striking out the names of the 3 persons specified or by completing another proper form of proxy and, in either case, delivering the completed proxy to the Corporation, Suite 2501, 1 Adelaide Street East, Toronto, Ontario, M5C 2V9 or to Computershare Trust Company of Canada, 100 University Ave., 8th Floor, Toronto, Ontario, M5J 2Y1 by the close of business on the last business day prior to the Meeting (or any adjournment thereof) or to the scrutineer(s) at the Meeting (or any adjournment thereof) prior to the time for voting.

A proxy given by a shareholder may be revoked, as to any motion on which a vote has not already been cast pursuant to the authority conferred by it, by instrument in writing executed by the shareholder or by his attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized, and deposited at the registered office of the Corporation, Suite 2501, 1 Adelaide Street East, Toronto, Ontario, M5C 2V9 at any time up to and including the last business day preceding the day of the Meeting (or any adjournment thereof) at which the proxy is to be used or with the Chairman of the Meeting on the day of the Meeting (or any adjournment thereof), or in any other manner permitted by law.

Non-Registered Holders

Only registered holders of shares of the Corporation or the person(s) they appoint as their proxyholder are permitted to vote at the Meeting. However, in many cases, shares of the Corporation beneficially owned by a holder (a "Non-Registered Holder") are not registered in the name of the holder but are rather registered either (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the shares or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant. (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIF's, RESP's and similar plans.) In accordance with the requirements of National Policy Statement No. 41 of the Canadian Securities Administrators, the Corporation has distributed copies of the Notice of Meeting, this Circular, a form of proxy and the Corporation's Annual Report (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a) be given a form of proxy which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "voting instruction form" or a "proxy authorization form") which the Intermediary must follow. Typically, the Non-Registered Holder will also be given a page of instructions which contains a removable label containing a bar code and other information. In order for the form of proxy to be validly constituted, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company; or

(b) less typically, be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deliver it to Computershare Trust Company of Canada as provided under "Appointment and Revocation of Proxies" above.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares of the Corporation which they beneficially own. Should a Non-Registered Holder who receives either form of proxy wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the proxy and insert the Non-Registered Holder's (or such other person's) name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the form of proxy is to be delivered.

Voting of Proxies

The persons named in the enclosed form of proxy will vote the shares in respect of which they are appointed in accordance with the direction of the shareholders appointing them. In the absence of such direction, such shares will be voted for the election of directors, for the appointment and remuneration of auditors and for approval of the special resolution amending the articles of the Corporation as stated under the relevant headings in this Circular. The enclosed form of proxy confers discretionary authority upon the persons named therein to exercise their judgement and to vote with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the date hereof, the management of the Corporation knows of no such amendments or variations or of any other matters to come before the Meeting other than the matters referred to in the Notice of Meeting.

Voting Shares and Principal Holders Thereof

On February 28, 2002, the Corporation had outstanding 90,754,449 common shares and 2,000,000 Class B shares, each carrying the right to one vote per share. Shareholders registered on the books of the Corporation (or their respective proxies) at the close of business on March 8, 2002 are entitled to vote at the Meeting.

To the knowledge of the directors and senior officers of the Corporation, the only shareholder beneficially owning directly or indirectly or exercising control or direction over greater than 10% of any class of the outstanding voting shares of the Corporation as at February 28, 2002 is:

Name	*Number of Shares*	*% of Class*
James W. Gill	1,193,066 common	1.3%
Toronto, Ontario	2,000,000 Class B	100%

Election of Directors

Under the articles of the Corporation, the board of directors of the Corporation (the "Board") may consist of a minimum of 3 members and a maximum of 12 members. The number of directors within such range is to be determined by the Board from time to time and is currently set at 8 directors. It is proposed that the persons named as nominees hereunder will be nominated at the Meeting. All directors are elected annually and all of the said nominees are presently directors of the Corporation except for Mr. Jorge Carey. Unless such authority is withheld, the persons named in the enclosed form of proxy intend to vote for the election of the nominees whose names are set forth below. Management does not contemplate that any of the nominees will be unable to serve as a director but, if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion. Each director elected will hold office until the next annual meeting or until his office is earlier vacated in accordance with the By-laws of the Corporation.

The following table and notes thereto state the names of all of the persons proposed to be nominated for election as directors, their principal occupation (for the past 5 years in the case of Mr. Carey), the date on which each became a director of the Corporation and the number of shares of the Corporation beneficially owned, directly or indirectly, or over which control or direction is exercised by each of them as at February 28, 2002:

Name	*Principal Occupation*	*Director Since*	*Shares Owned* [1]
Jorge Carey Santiago, Chile	Barrister and Solicitor, Senior Partner and Chairman of Carey & Cia. since 1987	n/a	87,000 common
James W. Gill Toronto, Ontario	President and Chief Executive Officer of the Corporation	Sept. 14, 1981	1,193,066 common 2,000,000 Class B
Norman B. Keevil Vancouver, British Columbia	Chairman of Teck Cominco Limited, a mining company	March 31, 1992	9,000 common
William J.A. Kennedy [2] Grafton, Ontario	Consultant	March 20, 1984	276 common
Martin Claude Lepage [2] St. Lambert, Quebec	Barrister and Solicitor, Partner of Stikeman Elliott	May 16, 1985	1,433 common
Peter McCarter Toronto, Ontario	Vice-President and Secretary of the Corporation	May 16, 1985	125,000 common
William J. Robertson [2] Calgary, Alberta	Retired Executive	March 31, 1992	11,000 common
Howard R. Stockford Toronto, Ontario	Executive Vice-President of the Corporation	March 20, 1984	175,625 common

Notes:

(1) The information as to shares beneficially owned or over which control or direction is exercised, not being within the knowledge of the Corporation, has been furnished by the respective nominees individually.

(2) Audit committee member. The Canada Business Corporations Act and applicable securities legislation require the Corporation to have an audit committee. The Corporation has no executive committee.

Statement of Corporate Governance Practices

General

The following describes the Corporation's current corporate governance practices and specifically addresses and comments on the guidelines for corporate governance contained in The Toronto Stock Exchange Company Manual (the "Guidelines"). The Guidelines (which are not mandatory) deal with the constitution of boards of directors and board committees, their functions, their independence from management and other matters relevant to the issue of corporate governance. For purposes of the Guidelines, "corporate governance" means the process and structure used to direct and manage the business and affairs of a corporation with the objective of enhancing shareholder value. The Toronto Stock Exchange requires that disclosure be made by each listed company of its approach to corporate governance and with specific reference to the Guidelines. Accordingly, particulars of the Corporation's corporate governance system are set forth below.

Mandate of the Board

The Board has no specific mandate, its powers being all-encompassing. Responsibilities not delegated to senior management or to a committee of the Board remain those of the full Board.

The Guidelines include a basic corporate governance guideline for the boards of all corporations, being as follows:

"The board of directors of every corporation should explicitly assume responsibility for the stewardship of the corporation and, as part of the overall stewardship responsibility, should assume responsibility for the following matters:

(i) adoption of a strategic planning process;

(ii) the identification of the principal risks of the corporation's business and ensuring the implementation of appropriate systems to manage these risks;

(iii) succession planning, including appointing, training and monitoring senior management;

(iv) a communications policy for the corporation; and

(v) the integrity of the corporation's internal control and management information systems."

The items enumerated above are included within what the Board considers to be its responsibilities. However, the Board does not believe that it is appropriate for it to be involved in the day-to-day management and functioning of the Corporation. It expects that senior management will be responsible for the effective management of the Corporation, subject to the Board's stewardship responsibilities. Given the Board's overall stewardship responsibilities, the Board expects management of the Corporation to meet the following key objectives:

(i) review on an ongoing basis the Corporation's near-term and long-term strategic plans and their implementation in all key areas of the Corporation's activities in light of, among other things, evolving industry and market conditions and with a view to maximizing shareholder value;

(ii) report, in a comprehensive, accurate and timely fashion, on the business and affairs of the Corporation generally, and on any specific matters that management considers to be of material or significant consequence for the Corporation and its shareholders and other stakeholders;

(iii) take timely action, make all appropriate decisions with respect to the Corporation's operations in accordance with all applicable legal and other requirements or obligations and within the framework of the corporate policies in effect and implement appropriate policies, procedures and processes to assure the highest level of conduct and integrity of the Corporation's management and of its employees; and

(iv) conduct a comprehensive annual budgetting process and monitor closely the Corporation's financial and operating performance in conjunction with the annual business plan and budget approved by the Board.

There were 4 meetings of the Board held during 2001. Meetings are scheduled at regular intervals and, as well, take place as required from time to time to consider material items of business which may arise in the interim for the Corporation.

The Guidelines further state that the board of directors of a corporation, or a committee thereof, should assume responsibility for developing the corporation's approach to governance issues, including the corporation's response to the Guidelines. In the case of the Corporation, it is the Board as a whole which currently assumes responsibility for corporate governance.

Composition of the Board

The Guidelines make it the responsibility of each board of directors to make a determination of the status of each of its members as related, unrelated, outside or inside, as such terms are defined or understood in the Guidelines. The directors of the Corporation have determined that the Board is composed of five outside directors (i.e. directors who are not officers or employees of the Corporation) and three inside directors. The Board has further determined that four of its outside directors are unrelated directors (i.e. a director who, among other things, "is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act in the best interests of the corporation, other than interests and relationships arising from shareholding") while the other outside director would be considered to be a related director (due to the fact that a law firm of which such director is a partner provides legal services to the Corporation).

A related Guideline includes the recommendation that a majority of a board of directors should consist of unrelated directors. In the Corporation's case, as noted above, one-half of the directors are unrelated directors.

Three senior officers of the Corporation are also directors. The Board believes that their extensive knowledge of the Corporation's business and affairs is beneficial to the other directors and their participation as directors contributes to the effectiveness of the Board.

The Guidelines recommend that a board of directors form a committee composed exclusively of outside directors, a majority of whom are unrelated directors, which has the responsibility to propose to the board from time to time new nominees to the board and for assessing directors on an ongoing basis. The Guidelines also state that a board of directors should implement a process to be carried out by the foregoing or other committee for assessing the effectiveness of the board as a whole, the committees of the board and the contribution of each of the corporation's directors. Further, the Guidelines state that every corporation, as an integral element of the process for appointing new directors, should provide an orientation and education program for new recruits to the board. The Board has taken no action in response to these Guidelines as it believes that these recommendations are generally more appropriate for corporations of significantly larger size and complexity than the Corporation and which may have significantly larger boards of directors.

Another Guideline recommends that each board examine its number of members and, with a view to determining the impact of such number upon its effectiveness, undertake, where appropriate, a program to reduce the number of directors to a number which facilitates more effective decision making. The Board is of the view that seven to nine directors is the optimum number of members for the Board at this time and hence no reduction is appropriate.

The Guidelines state that a board of directors should have in place appropriate structures and procedures to ensure that the board can function independently of management. At the present time, the Board believes that the knowledge, experience and qualifications of its outside directors are sufficient to ensure that the Board can function independently of management and discharge its responsibilities, particularly given that the majority of the Board is comprised of outside directors. The Board is further of the view that the implementation of formal "structures and procedures to ensure that the board can function independently of management", such as the board meeting on a regular basis without management present or assigning the responsibility for administering the board's relationship to management to a committee of the board, is generally more appropriate for corporations of significantly larger size and complexity than the Corporation and which may have significantly larger boards of directors. The Guidelines further state that an appropriate structure would be to appoint an outside director as the chairman of the board with responsibility to ensure that the board discharges its responsibilities or to assign this responsibility to a committee of the board or to a so-called "lead director". During 2001, Claude Lepage, an outside director of the Corporation, was appointed Chairman of the Board of the Corporation.

A further Guideline states that a board of directors should implement a system which enables an individual director to engage an outside advisor at the expense of the corporation in the appropriate circumstances, subject to the approval of an appropriate committee of the board. In the Corporation's case, while the Corporation has not implemented a formal system in respect of the foregoing, the engagement of outside advisors for members of the Board is authorized on an ad-hoc basis by the Board or by the CEO as and when circumstances so warrant.

The Board currently has two committees, being its audit committee and its compensation committee. The audit committee, among other things, reviews the quarterly and annual financial statements of the Corporation. The Guidelines also state that the audit committee should have direct communication channels with the Corporation's internal and external auditors to discuss and review specific issues as appropriate, that the duties and responsibilities of the audit committee be specifically defined so as to provide appropriate guidance to the members thereof as to their duties and that the responsibilities of the audit committee should include oversight responsibility for management reporting on internal control and ensuring that management has designed and implemented an effective system of internal control. The operation of the Corporation's audit committee complies with the aforesaid Guidelines. The Guidelines recommend that the audit committee should be made up of outside directors only. All members of the Corporation's four member audit committee are outside directors and, accordingly, the composition of the audit committee complies with this Guideline. The Guidelines recommend that other board committees should also be comprised of outside directors (except an executive committee) and that a majority of the members should also be unrelated directors. All members of the three member compensation committee are outside directors, with two members also being unrelated directors and, accordingly, the composition of the compensation committee complies with this Guideline. The compensation committee and its functions are described under "Management Compensation".

Other Guidelines and Matters

The Guidelines include a recommendation that boards review the adequacy and form of compensation of directors and ensure that the compensation realistically reflects the responsibilities and risks of being an effective director. The compensation committee periodically reviews the compensation of the directors of the Corporation, with particular regard to the compensation of directors of comparable mining companies, and is satisfied that the current directors' compensation is appropriate (see also "Compensation of Directors").

The Guidelines also recommend that a board, together with the CEO, develop position descriptions for the board and for the CEO involving the definition of the limits of management's responsibilities. The Board believes that formulating position descriptions for board members is generally more appropriate for corporations of significantly larger size and complexity than the Corporation and which may have significantly larger boards of directors. With respect to management's responsibilities, generally, any matters of material substance to the Corporation are submitted to the Board for, and are subject to, its approval. Such matters include those matters which must by law be approved by the Board (such as share issuances) and other matters of material significance to the Corporation, including any debt or equity financings, investments, acquisitions and divestitures, and the incurring of material expenditures or legal commitments. The Board and/or its audit committee also reviews and approves the Corporation's major communications with shareholders and the public including the annual report (and financial statements contained therein), quarterly reports to shareholders, the annual management information circular and Annual Information Form.

In addition, the Guidelines state that a board of directors should approve or develop the corporate objectives which a CEO is responsible for meeting. The specific corporate objectives which the CEO is responsible for meeting (aside from the overall objective of enhancing shareholder value) are, in the Corporation's case, typically related to the advancement, growth, management and financing of the Corporation and its mining operations and projects and matters ancillary thereto.

The Board believes that management should speak for the Corporation in its communications with shareholders and others in the investment community and that the Board should ensure that appropriate investor relations programs and procedures are in place. In addition, management meets regularly with shareholders and others in the investment community to receive and respond to shareholder feedback.

Management Compensation

Compensation of Executive Officers

The following table sets forth the compensation earned by the CEO as well as each of the other named executives of the Corporation (referred to collectively with the CEO as the "named executives") during the years ended December 31, 2001, 2000 and 1999:

Summary Compensation Table

Name and Principal Position	Year	Annual Compensation		Long-Term Compensation	All Other Compensation ($)[2]
		Salary ($)	Bonus ($)	Securities under Options Granted[1]	
James W. Gill	2001	650,000	75,000	50,000	–
President and Chief	2000	561,466	200,000	266,666	–
Executive Officer	1999	536,038	100,000	–	–
Howard R. Stockford	2001	491,042	30,000	–	–
Executive Vice	2000	467,659	100,000	244,444	–
President	1999	446,698	25,000	–	–
David W. Brace	2001	(US$)250,000	(US$)35,000	10,000	–
President, South	2000	(US$)152,492	(US$)17,500	75,000	–
America Division	1999	(US$)141,378	(US$)15,000	–	–
David J. Libby	2001	(US$)240,000	(US$)25,000	–	–
Vice-President Mining	2000	288,186	–	44,444	–
Operations, South	1999	285,000	20,000	150,000	–
America Division					
Peter McCarter	2001	364,403	30,000	–	–
Vice-President and	2000	347,051	100,000	244,444	–
Secretary	1999	331,833	25,000	–	–

Notes:

(1) Comprised of options to purchase common shares of the Corporation granted in the relevant year, all of which were options granted to replace pre-existing options, the original five year term of which had expired during the year, with the exception of the 75,000 options granted to D.W. Brace in 2000. Also see "Stock Option Plan and Stock Options".

(2) The value of perquisites and other personal benefits for each named executive is less than 10% of total annual salary and bonus of such executive.

Compensation of Directors

Each director of the Corporation receives, other than directors who are also full-time employees of the Corporation, a fee of $15,000 per year for serving as a director of the Corporation as well as, with the exception of the Chairman of the Board of the Corporation, fees of $1,000 for each directors' and committee meeting attended in person and $500 for each such meeting attended by conference telephone. The Chairman of the Board of the Corporation receives annual remuneration of $75,000 with respect to his position as Chairman of the Board. Directors are further reimbursed for their out-of-pocket expenses incurred in attending directors' and committee meetings. Directors are also eligible to be granted stock options under the Corporation's Stock Option Plan and, as at December 31, 2001, Mr. Lepage, the Chairman of the Board of the Corporation, held options to purchase 150,000 common shares of the Corporation and each non-officer director held options to purchase 100,000 common shares of the Corporation (see "Stock Option Plan and Stock Options").

Directors' and Officers' Liability Insurance

The Corporation maintains directors' and officers' liability and corporate reimbursement insurance with a $20,000,000 annual and per occurrence limit at an annual premium for the 12 months ended June 1, 2002 of $47,000. Generally, under this insurance, the Corporation would be reimbursed for payments made under corporate indemnity provisions on behalf of its directors and officers and individual directors and officers would be reimbursed for losses arising during the performance of their duties for which they are not indemnified by the Corporation. Excluded from coverage are illegal acts and those acts which result in personal profit. The corporate reimbursement deductible under the policy is $25,000.

Employment and Termination Agreements

The Corporation has employment agreements with three named executives, Messrs. Gill, McCarter and Stockford. Each agreement provides that in the event of the termination of the executive's employment by the Corporation (except for cause or voluntary resignation or retirement) or under circumstances where such executive's job functions, duties and/or responsibilities cease to be those presently undertaken by such executive, such executive is entitled to receive an amount equal to three times his then current salary (excluding bonuses). As well, upon any such termination, other non-salary benefits, including pension and health benefits and the retention of stock options of such executive, continue for a period of 36 months following termination. There are no termination rights provided under the agreements to the relevant executives arising upon any change of control of the Corporation.

The Corporation has employment and/or termination agreements with two named executives, Messrs. Brace and Libby, as well as with three other executives of the Corporation. Such agreements provide that such executive is entitled to receive an amount equal to two times his then current salary (excluding bonuses and all non-salary benefits) in the event that, following a change of control of the Corporation (as defined in the agreements), such executive's employment is terminated by the Corporation or such executive's job functions, duties and/or responsibilities cease to be those then currently undertaken by such executive.

Stock Option Plan and Stock Options

The Corporation has in effect a Stock Option Plan (the "Plan") in order to provide effective incentives to directors, officers and senior management personnel of the Corporation and to enable the Corporation to attract and retain experienced and qualified individuals in those positions by permitting such individuals to directly participate in an increase in per share value created for the Corporation's shareholders. Options under the Plan are typically granted in such numbers as reflect the level of responsibility of the particular optionee and his or her contribution to the business and activities of the Corporation. Options granted under the Plan typically have a five year term and are typically made cumulatively exercisable by the holders thereof as to a proportionate part of the aggregate number of shares subject to the option over specified time periods. Options are generally not assignable and, except in certain specified circumstances, terminate upon the optionee ceasing to be employed by or associated with the Corporation. The terms of the Plan further provide that the price at which shares may be issued under the Plan cannot be less than the current market price of the shares when the relevant options are granted. As at December 31, 2001, 3,752,222 common shares were issuable pursuant to unexercised options granted to such date under the Plan and options to purchase a further 3,783,064 common shares remained grantable under the Plan.

Incentives to participants under the Plan may also be provided by the granting of stock appreciation rights. Stock appreciation rights, which would be attached to a stock option, entitle a participant in the Plan to elect, in lieu of exercising an outstanding stock option, to receive the number of shares of the Corporation equivalent in value to the difference between his or her option exercise price and the then existing market value of the common shares of the Corporation multiplied by the number of shares over which he or she could otherwise exercise his or her option. The Plan further permits the Corporation to loan monies to participants in the Plan for purposes of funding the exercise of options or other purchases of shares of the Corporation.

The following table sets forth the particulars of individual grants of options to purchase common shares of the Corporation made under the Plan during 2001 to the named executives:

Name	*Share Options Granted (#)*(1)	*% of Total Options Granted to Employees in the Year*	*Exercise Price ($/Share)*	*Market Value of Shares Underlying Options on the Date of Grant ($/Share)*	*Expiration Date*
David W. Brace	10,000	2.9	2.18	2.18	January 17, 2006
James W. Gill	50,000	14.5	2.27	2.27	March 12, 2006

Note:

(1) Comprised of options granted to replace pre-existing options, the original five year term of which had expired during the year.

The following table sets forth particulars concerning exercises of options during 2001 by each of the named executives and the fiscal year-end value of unexercised options held by the named executives:

Name	*Securities Acquired on Exercise (#)*	*Aggregate Value Realized ($)*	*Unexercised Options at Year-end (Exercisable/Unexercisable) (#)*	*Value of Unexercised in-the-Money Options at Year-end*(1) *(Exercisable/Unexercisable) ($)*
James W. Gill	Nil	Nil	475,000/25,000	547,915/38,250
Howard R. Stockford	Nil	Nil	300,000/–	415,111/–
David W. Brace	Nil	Nil	147,000/53,000	68,940/95,760
David J. Libby	Nil	Nil	200,000/–	309,111/–
Peter McCarter	Nil	Nil	300,000/–	415,111/–

Note:

(1) Calculated as being the closing market price of the common shares of the Corporation as at December 31, 2001, being $3.80, less the per share exercise price of the relevant options, times the number of shares involved.

Composition of the Compensation Committee

The Compensation Committee of the Board consists of Mr. Claude Lepage, the Chairman of the Committee, Mr. William Kennedy and Mr. Leo Thibodeau.

Report of the Compensation Committee

The Compensation Committee (the "Committee") is responsible for making recommendations to the Board with respect to the compensation of the executive officers of the Corporation as well as with respect to the Corporation's stock option, pension and other employee benefit plans. The Board (exclusive of the officers of the Corporation who are also members of the Board) reviews such recommendations and is responsible for ultimately determining executive compensation. The Committee meets annually in respect of the setting of the compensation of the executive officers of the Corporation and otherwise as required with respect to matters involving the Corporation's stock option, pension and other employee benefit plans.

Generally, compensation is provided by the Corporation to its executive officers, including its CEO, by way of salary, cash bonuses and the granting of stock options. The overall objective adopted by the Committee is to ensure that executive compensation is fair and reasonable and sufficient to attract and retain qualified and experienced executives. In the case of the three executive officers who have employment contracts with the Corporation, which includes the CEO, certain minimum base salary compensation is prescribed under those contracts, such compensation being initially established under those contracts having regard to the foregoing objectives. There are no specific factors utilized by the Committee in setting the various components of the overall compensation of the executive officers of the Corporation, including the CEO.

In terms of the setting of salaries and bonuses, the Committee reviews and considers comparisons of executive compensation for other companies operating in the mining industry. However, the Committee views the growth and development of the Corporation over the preceding year and specific initiatives undertaken in the year that promote the growth and progress of the Corporation and the enhancement of shareholder value to be more relevant than comparisons with executive compensation in the mining industry generally, particularly in respect of the granting of bonuses. There are no specific performance targets or quantitative or qualitative measures applied by the Committee in assessing the appropriate levels of compensation; however, the Committee has particular regard for the recommendations of the CEO in respect of the compensation of the other executive officers of the Corporation.

Given the cyclical nature of the mining industry and the particular impact that external factors beyond the control of the Corporation have on the Corporation, such as metal prices, it is considered that a fixed system of specific performance-based bonuses could create more inequity than benefit. Bonuses over established salary have thus been limited to a flexible ad hoc reward given to recognize deserving individual performance or initiatives undertaken in respect of operations or activities falling within the responsibility of the particular executive officer.

The Committee is of the view that stock options are a particularly appropriate method of providing long-term incentives for senior executives of the Corporation given that benefits thereunder come only when shareholders at large also generally benefit, thereby aligning the interests of the executives and the shareholders in general. Achieving desirable shareholder return over a sustained period of time requires not only management's attention to the day-to-day operations of the Corporation but also to a number of financial and non-financial strategic elements and corporate initiatives that impact shareholder return in both the short-term and long-term. On an ongoing basis, the Committee believes that stock options promote a high correlation between the level of overall executive compensation and the return to shareholders through appreciation in share price.

William Kennedy *Claude Lepage* *Leo Thibodeau*

Performance Graphs

The adjacent table compares the total cumulative shareholder return (including re-investment of dividends) for $100 invested in the common shares of the Corporation on January 1, 1997 with the TSE 300 Total Return Index and the TSE Metals & Minerals Total Return Index over the five succeeding years:

Comparison of 5 Year Total Common Shareholders' Return



DOLLARS
Aur Common Shares
TSE 300 Total Return Index
TSE Metals & Minerals Total Return Index
200
150
100
50
0

For the years	1996	1997	1998	1999	2000	2001
Aur Common Shares	100	43	33	36	29	49
TSE 300 Total Return Index	100	115	113	149	160	140
TSE Metals & Minerals Total Return Index	100	74	61	90	77	87

The adjacent table compares the total cumulative shareholder return (including re-investment of dividends) for $100 invested in the common shares of the Corporation on January 1, 1992 with the TSE 300 Total Return Index and the TSE Metals & Minerals Total Return Index over the ten succeeding years:

Comparison of 10 Year Total Common Shareholders' Return


DOLLARS
Aur Common Shares
TSE 300 Total Return Index
TSE Metals & Minerals Total Return Index
350
300
250
200
150
100
50
0

For the years	1991	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001
Aur Common Shares	100	109	217	164	255	302	129	100	110	88	149
TSE 300 Total Return Index	100	99	131	130	149	192	220	217	286	307	268
TSE Metals & Minerals Total Return Index	100	98	125	151	181	197	145	119	177	151	170

Defined Benefit or Actuarial Pension Plans

Each of the named executives participates in a registered pension plan and a supplementary pension plan. The aggregate benefit provided by these plans for each participating executive is calculated as 2% of the average of the highest five consecutive years of base salary multiplied by the years of credited service. There is no reduction of the pension for retirement after age 60 nor is there any deduction for social insurance or other benefits.

Pension Plan Table

Estimated Total Annual Benefit on Retirement ($)

	Years of Credited Service (1)						
Pensionable Earnings	*5*	*10*	*15*	*20*	*25*	*30*	*35*
200,000	20,000	40,000	60,000	80,000	100,000	120,000	140,000
250,000	25,000	50,000	75,000	100,000	125,000	150,000	175,000
300,000	30,000	60,000	90,000	120,000	150,000	180,000	210,000
350,000	35,000	70,000	105,000	140,000	175,000	210,000	245,000
400,000	40,000	80,000	120,000	160,000	200,000	240,000	280,000
500,000	50,000	100,000	150,000	200,000	250,000	300,000	350,000
600,000	60,000	120,000	180,000	240,000	300,000	360,000	420,000
700,000	70,000	140,000	210,000	280,000	350,000	420,000	490,000
800,000	80,000	160,000	240,000	320,000	400,000	480,000	560,000

Note:

(1) Credited service as of December 31, 2001, rounded to the nearest number of years, is: D. Brace-7, J. Gill-30, D. Libby-8, P. McCarter-22 and H. Stockford-20.

Appointment of Auditors

Unless such authority is withheld, the persons named in the enclosed proxy intend to vote for the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, Toronto, as auditors of the Corporation to hold office until the next annual meeting of shareholders and to authorize the directors to fix the remuneration of PricewaterhouseCoopers LLP as the auditors.

Proposed Conversion of the Class B Shares

Articles of Amendment

The shareholders of the Corporation are being asked at the Meeting to pass a special resolution (the "Special Resolution") authorizing an amendment of the articles of the Corporation (the "Articles of Amendment") under the Canada Business Corporations Act (the "CBCA") to change each of the 2,000,000 authorized and issued Class B shares of the Corporation into 0.65 of a common share of the Corporation, being 1,300,000 common shares in the aggregate.

Purpose of and Background to Articles of Amendment

The Class B shares of the Corporation were issued upon the incorporation of the Corporation in 1981 to the two founders of the Corporation, Messrs. James W. Gill and Leo J. Thibodeau, for aggregate consideration of $1,000. When the Corporation was initially taken public in 1983, the votes attached to the Class B shares comprised approximately 19.4% of the total outstanding voting shares of the Corporation (i.e. the common shares and the Class B shares) and, accordingly, constituted a significant impact on voting control of the Corporation for Messrs. Gill and Thibodeau beyond their common shareholdings in the Corporation. At present, due to the issuance of additional common shares of the Corporation since 1983, the votes attached to the Class B shares represent approximately 2.1% of the voting shares of the Corporation. Mr. Thibodeau's Class B shares were transferred to Mr. Gill in 1993 (see "Holders of the Class B shares" below).

The Class B shares constitute a separate class of shares of the Corporation. Accordingly, as such, the Class B shares would have in effect a "veto" right over any changes to the capital structure of the Corporation if such changes would affect the Class B shares in certain specified ways, as the CBCA requires separate class approval by a class of shares so affected. Such changes principally consist of changes proposed to the Corporation's authorized share capital which (i) would increase the rights or privileges of any class of shares of the Corporation having rights or privileges equal or superior to the Class B shares, (ii) would make any class of shares having rights or privileges inferior to the Class B shares equal or superior to the Class B shares, or (iii) would change the rights or privileges attaching to the Class B shares. Further, in the event the Corporation desired to carry out an amalgamation with a third party or a third party acquired a sufficient number of the common shares of the Corporation by way of a take-over bid or otherwise and wished to amalgamate with the Corporation, such an amalgamation could only take place by either (i) replicating the Class B shares in the capital of the amalgamated company or (ii) obtaining the approval by special resolution of the holders of the Class B shares to such amalgamation. In connection with any proposed changes in capital structure with respect to which the holders of the Class B shares are entitled to vote separately as a class or in connection with any proposed amalgamation, the holders of the Class B shares would also be entitled to dissent with respect to such proposed action and be paid the "fair value" of their Class B shares.

At its directors' meeting held on February 13, 2002, the Corporation's board of directors established a special committee (the "Special Committee") of its directors comprised of Messrs. William Kennedy, Claude Lepage and William Robertson (each of whom are outside and unrelated directors for purposes of the Guidelines) to consider the merits of the Corporation converting all its issued 2,000,000 Class B shares into common shares and, if deemed appropriate, negotiate the terms of any such conversion with Mr. James W. Gill, the holder of the Class B shares. (See "Holders of the Class B Shares" below.) In connection with the foregoing, the Special Committee was authorized to retain an investment dealer or other advisor to advise the Special Committee in respect of the foregoing and, in particular, to advise the Special Committee as to an appropriate conversion ratio or range of ratios of common shares for the Class B shares.

On March 1, 2002, the Special Committee retained TD Securities Inc. ("TD Securities") to provide it with financial advice as to an appropriate conversion ratio or range of ratios of common shares for the Class B shares of the Corporation and, in connection therewith, provide the fairness opinion (the "Fairness Opinion") as described below.

The Special Committee met twice with TD Securities by telephone in connection with the performance by TD Securities of its mandate and to discuss with TD Securities the methodologies, approaches and assumptions used by it in connection therewith and to receive the advice and recommendations of TD Securities with respect thereto. Subsequently, on March 8, 2002, the Special Committee reached an agreement with Mr. Gill and determined that it would recommend to the Corporation's board of directors that the Special Resolution be submitted to the shareholders of the Corporation for their approval (see "Corporate and Regulatory Requirements" below).

On March 8, 2002, TD Securities provided to the Committee its oral opinion that the conversion ratio, as set out in the Special Resolution, was fair, from a financial point of view, to the common shareholders of the Corporation. On March 8, 2002, the board of directors of the Corporation met to receive the report and the recommendation of the Special Committee, accepted such recommendation and, accordingly, approved the submission of the Special Resolution to the shareholders of the Corporation for their approval, all as described in this Circular. On March 11, 2002, TD Securities subsequently rendered the formal Fairness Opinion to the Special Committee containing, in particular, TD Securities' opinion that, as of March 11, 2002, subject to the assumptions and limitations stated therein, the conversion ratio, as set out in the Special Resolution and on the basis described in this Circular, is fair, from a financial point of view, to the holders of common shares of the Corporation. The Fairness Opinion is attached to this Circular as Appendix A. Shareholders are urged to read the Fairness Opinion carefully and in its entirety. However, both the Special Committee and the board of directors of the Corporation note that no valuation of the common shares or the Class B shares of the Corporation has been conducted by TD Securities or otherwise in connection with the foregoing. TD Securities was not engaged to provide (and has not provided) a formal valuation or appraisal of the Corporation, its assets, liabilities, or securities and the Fairness Opinion should not be construed as such.

Based on the recommendation of the Special Committee and the Fairness Opinion, the board of directors of the Corporation is of the view that the conversion of the Class B shares into common shares of the Corporation at the agreed upon conversion ratio would be of benefit to the Corporation as such will simplify the capital structure of the Corporation, remove the requirement to obtain the approval of the holders of the Class B shares in connection with making certain changes to the Corporation's capital and remove any other disincentives created by the existence of the Class B shares in respect of an acquisition of or investment in common shares of the Corporation, including in respect of the Corporation's potential participation in any amalgamation or analogous transaction. The board of directors accordingly recommends that shareholders approve the proposed Special Resolution.

After giving effect to the proposed Articles of Amendment, there would be 92,054,449 common shares outstanding, the additional common shares of the Corporation issued upon the conversion of the Class B shares representing dilution of 1.4% over the total of 90,754,449 common shares currently outstanding.

The Class B Shares

The Corporation's authorized capital consists of an unlimited number of common shares, an unlimited number of Class A shares, issuable in series, and 2,000,000 Class B voting non-participating shares. The Corporation's issued capital consists of 90,754,449 common shares and 2,000,000 Class B shares. No Class A shares have been issued.

Each of the Class B shares carries one vote at all meetings of shareholders. The holders of the Class B shares are not entitled to receive dividends. In the event of liquidation, dissolution or winding-up of the Corporation, the holders of the Class B shares are entitled to receive the sum of 1/20¢ per share in priority to any distributions to the holders of the common shares but thereafter do not participate in any distribution of the assets of the Corporation. The Class B shares are only redeemable with the consent of the holders thereof.

Each of the common shares of the Corporation carries one vote at all meetings of shareholders, is entitled to dividends as and when declared by the directors and is entitled upon liquidation, dissolution or winding up of the Corporation to a pro rata share of the property and assets of the Corporation distributable to the holders of the common shares.

The Class A shares of the Corporation are issuable from time to time in one or more series. The terms of the various series of Class A shares, including the number thereof, voting rights, dividend rights, conversion rights, redemption prices, if any, and other matters will be determined in the future by the directors of the Corporation without shareholders' approval (unless any series so created has superior voting rights to the common shares in which case the approval of a majority of the minority shareholders will be required under applicable regulatory policies).

Holders of the Class B Shares

All the Class B shares are currently owned by Mr. James W. Gill, the Chief Executive Officer, President and a director of the Corporation. Each of Mr. Gill and Mr. Leo Thibodeau, who is also currently a director of the Corporation, were initially issued 500,000 Class B shares upon the Corporation's incorporation in 1981, with such shares being subsequently subdivided on a 2 for 1 basis in 1990. Subsequent thereto, Mr. Gill entered into an agreement with Mr. Thibodeau dated January 1, 1993 (the "January Agreement") whereunder Mr. Gill acquired Mr. Thibodeau's Class B shares, subject to Mr. Gill's obligation to permit Mr. Thibodeau to re-acquire such shares should an offer be made for such shares which Mr. Gill intends to accept. In other words, the effect of the January Agreement was that Mr. Gill acquired complete control over the voting and over any disposition of the Class B shares, subject to Mr. Gill's obligation to permit Mr. Thibodeau to re-acquire his original Class B shares and realize any economic benefit upon any disposition or other offers for such shares (but with Mr. Gill deciding on whether to accept any disposition or other offers involving the shares). Accordingly, should the Special Resolution be approved by the shareholders, Mr. Thibodeau will be entitled to reacquire up to 50% of the Class B shares prior to their conversion into common shares and hence be entitled to receive up to 50% of the common shares issued pursuant to such conversion.

Corporate and Regulatory Requirements

Ontario Securities Commission Rule 61-501 and Companion Policy 61-501 and Policy Q-27 of the Commission des valeurs mobilières du Québec (individually or collectively as the context requires, the "Related Party Policies") impose certain disclosure, valuation and review and approval requirements in respect of related party transactions. In particular, under the Related Party Policies, related party transactions are subject to certain valuation requirements and minority shareholder approval requirements unless exemptions therefrom exist under the Related Party Policies. As each of Messrs. Gill and Thibodeau are directors and/or officers of the Corporation, the conversion of the Class B shares into common shares of the Corporation will constitute a "related party transaction" within the meaning of the Related Party Policies. However, the transaction is exempt from the valuation requirements and from the minority shareholder approval requirements of the Related Party Policies as neither the fair market value of the Class B shares nor the fair market value of the common shares to be issued pursuant to the conversion of the Class B shares is greater than 25% of the Corporation's market capitalization.

Notwithstanding the foregoing, however, the Special Committee was established to consider the transaction on behalf of the Corporation and TD Securities was retained by the Special Committee to provide it with financial advice as to an appropriate conversion ratio or range of ratios of Class B shares into common shares of the Corporation and to provide the Fairness Opinion. Further, the minority shareholder approval requirements of the Related Party Policies will in effect be satisfied pursuant to the shareholder approval requirements otherwise applicable to the Special Resolution as described below.

Under the CBCA, the Special Resolution must be passed, with or without variation, by a separate vote of the holders of the common shares voting as a class and by a combined vote of the common shares and the Class B shares, in each case by at least two-thirds of the votes cast in person or by proxy by the holders thereof. Further, each of Messrs. Gill and Thibodeau have agreed, together with their respective associates and affiliates, not to vote their respective common shares and/or Class B shares in respect of the approval of the Special Resolution. To the knowledge of the Corporation, as at March 14, 2002, Messrs. Gill and Thibodeau, together with their respective associates and affiliates, owned, in the aggregate, 1,194,066 (approximately 1.3%) of the outstanding common shares of the Corporation.

Completion of the share conversion is also subject to the approval of The Toronto Stock Exchange (the "TSE").

Upon filing of the Articles of Amendment and the issuance of a certificate of amendment in connection therewith, each Class B share of the Corporation will be automatically changed into 0.65 of a common share of the Corporation.

Notwithstanding approval by shareholders, the directors of the Corporation may, on their own initiative, determine at any time prior to the issue of a certificate of amendment, not to implement the Articles of Amendment.

The text of the Special Resolution is as follows:

"Be it resolved as a special resolution that:

1. The articles (the "Articles") of Aur Resources Inc. (the "Corporation") be amended by:
   (a) changing each of the issued and outstanding Class B shares of the Corporation into 0.65 of a common share of the Corporation; and
   (b) deleting in their entirety the provisions of the Articles regarding the Class B shares.
2. Any officer or director is hereby authorized to execute and deliver Articles of Amendment under the Canada Business Corporations Act and to sign and execute all other documents and to do all other things necessary or advisable in connection with the foregoing.
3. Notwithstanding the passage of this special resolution by shareholders voting thereon, the directors of the Corporation are authorized to revoke this special resolution, without any further approval of shareholders, at any time prior to the filing of Articles of Amendment in respect thereof."

Prior Trading of Common Shares

The Corporation's common shares are currently listed and posted for trading on the TSE. The trading summary of the common shares of the Corporation on the TSE for 2001 and 2002 is as follows:

		High ($)	*Low* ($)	*Volume*
2001	First Quarter	2.40	1.85	13,059,644
	Second Quarter	3.35	1.86	20,960,283
	Third Quarter	2.92	2.22	7,269,117
	Fourth Quarter	3.88	2.35	11,347,401
2002	January	3.85	3.30	6,196,784
	February	4.07	3.59	5,813,748
	March (to March 14)	4.67	3.87	3,130,700

Rights To Dissent

The following is a summary of the dissenting shareholder provisions of the CBCA, which are technical and complex. Any shareholders wishing to avail themselves of rights under those provisions should seek legal advice as failure to comply strictly with the provisions of the CBCA, may prejudice their right of dissent.

Shareholders entitled to vote on the Special Resolution may dissent in respect thereof and be paid the fair value of such shareholder's common shares of the Corporation, as set out in Section 190 of the CBCA. A dissenting shareholder becomes entitled, if and when the Articles of Amendment becomes effective, to have the Corporation purchase all such shareholders' common shares at the fair value thereof determined as of the close of business on the day before the Special Resolution is approved.

To exercise such dissenting rights, a dissenting shareholder must send to the Corporation a written objection to the Special Resolution at or before the Meeting. The exercise of a proxy does not constitute a written objection for the purposes of Section 190 of the CBCA. Within 10 days after the shareholders of the Corporation have approved the Special Resolution, the Corporation is obliged to send to each shareholder who has filed an objection a notice that the Special Resolution has been so adopted. Within 20 days after the receipt of the aforesaid notice, a dissenting shareholder is required to send to the Corporation a written notice setting out such shareholder's name, address, the number and class of shares in respect of which such shareholder dissents and a demand for payment of the fair value of such shares. A dissenting shareholder may only claim dissent rights with respect to all shares of a class held by such shareholder on behalf of any one beneficial owner and registered in the name of the dissenting shareholder. In addition, no later than the 30th day after such shareholder has sent a notice demanding payment of fair value, the dissenting shareholder must send the certificate(s) representing the shares in respect of which such shareholder has dissented to the Corporation or its transfer agent. Thereafter, the Corporation, or its transfer agent, must endorse on any such share certificate(s) so received a notice that the holder is a dissenting shareholder under Section 190 of the CBCA and forthwith thereafter return the share certificate(s) to the dissenting shareholder. Failure by a dissenting shareholder to comply with the requirement to send the share certificate(s) representing the shares in respect of which such shareholder dissents to the Corporation or its transfer agent within the prescribed time will disentitle the dissenting shareholder from making a claim under Section 190 of the CBCA. Furthermore, upon sending a notice demanding payment of fair value, the dissenting shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of such shareholder's shares; however, such shareholder's rights as a shareholder will be restored if (i) the notice is withdrawn by the dissenting shareholder before the Corporation makes an offer of payment for such shareholder's shares, (ii) the Corporation fails to make an offer of payment as described below and the notice is withdrawn by the dissenting shareholder or (iii) the directors of the Corporation revoke and terminate the Special Resolution prior to the filing of the Articles of Amendment.

In addition, the Corporation shall send, not later than 7 days after the later of the date the Articles of Amendment become effective or the day on which the Corporation receives demand for payment of fair value, a written offer to pay for such shares in an amount considered by the directors of the Corporation to be the fair value thereof accompanied by a statement as to how the fair value was determined. The Corporation is to pay for such shares within 10 days after such an offer has been accepted. In the event that the Corporation fails to make an offer to pay for the shares or if a dissenting shareholder fails to accept such an offer within 30 days, the Corporation may, within 50 days after the date the Articles of Amendment become effective or within such further period as the court may allow, apply to a court to fix the fair value for the shares owned by such dissenting shareholder. The CBCA provides that a dissenting shareholder will be allowed a further period of 20 days or such further period as the court may allow to apply to the court for the same purpose should the Corporation fail to do so.

Before making any application to the court to fix a fair value for the shares of a dissenting shareholder or after receiving notice of an application commenced by a dissenting shareholder pursuant to Section 190 of the CBCA, the Corporation must give notice to each dissenting shareholder setting out the date, place and consequences of the court application and that such dissenting shareholder has the right to appear and be heard in person or by counsel. The court is required to fix the fair value for the shares of all dissenting shareholders whose shares have not been purchased by the Corporation and all such dissenting shareholders shall be bound by the decision of the court.

Shareholders of the Corporation should also consult their own tax advisors with respect to the income tax consequences to them under federal, provincial, territorial and other applicable tax legislation of the exercise of dissent rights as aforesaid.

General

Management is not aware of any other matters which are to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if any matters other than those referred to herein should be presented at the Meeting, the persons named in the enclosed proxy are authorized to vote the shares represented by the proxy in accordance with their best judgement. The contents and sending of this Circular have been approved by the Board.

The Corporation annually files an Annual Information Form with the various provincial securities commissions and administrators across Canada and a copy of the Corporation's Annual Information Form dated February 28, 2002, its comparative financial statements for its year ended December 31, 2001, together with the auditors' report thereon, its subsequent interim financial statements and this Circular may be obtained from the Secretary of the Corporation upon request. Copies of the above and other disclosure documents of Aur may also be examined and/or obtained through the Internet by accessing Aur's website at www.aurresources.com or accessing the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com.

By order of the Board of Directors

James W. Gill
President and Chief Executive Officer

Toronto, Ontario
March 15, 2002

APPENDIX A

Securities

TD Securities Inc.
TD Tower
66 Wellington Street West, 8th Floor
Toronto, Ontario M5K 1A2

March 11, 2002

The Special Committee of the Board of Directors
Aur Resources Inc.
Suite 2501
1 Adelaide Street East
Toronto, Ontario
M5C 2V9

To the Special Committee of the Board of Directors:

TD Securities Inc. ("TD Securities") understands that Aur Resources Inc. ("Aur", the "Corporation", or the "Company") entered into an agreement on March 8, 2002 (the "Conversion Agreement") with the holders of all of the issued and outstanding Class B shares of the Corporation (the "Class B Shares"). Under the terms of the Conversion Agreement, each holder of Class B Shares will receive 0.65 (the "Exchange Ratio") of a common share of Aur ("Common Share") for each Class B Share held (the "Conversion"). We understand that the Conversion will be effected by way of an amendment to the articles of incorporation of Aur ("Articles of Amendment").

We understand that the Corporation's current issued and outstanding share capital consists of 90,754,449 Common Shares and 2,000,000 Class B Shares and that giving effect to the Conversion would result in the issue of an aggregate of 1,300,000 Common Shares to holders of the Class B Shares. This represents dilution of approximately 1.4% to the total Common Shares currently issued and outstanding.

We understand that all of the Class B Shares are held by James W. Gill ("Gill"), the Chief Executive Officer, President, and a director of the Corporation. We understand that the Class B Shares were issued upon the incorporation of Aur in 1981 to the two founders of the Corporation, namely Leo J. Thibodeau ("Thibodeau"), who is also currently a director of the Corporation, and Gill. We understand that Gill and Thibodeau entered into an agreement dated January 1, 1993 (the "January Agreement") pursuant to which Gill acquired complete control with respect to the voting and disposition of the Class B Shares. In the event of a third party or other offer for the Class B Shares, pursuant to the January Agreement, Gill agreed to permit Thibodeau to re-acquire his Class B Shares and realize any economic benefit accruing to such Class B Shares from such offer. We understand that should the Articles of Amendment be approved by Aur shareholders, pursuant to the January Agreement, Thibodeau will be entitled to reacquire up to 50% of the Class B Shares prior to their conversion into Common Shares and hence be entitled to receive up to 50% of the Common Shares issued pursuant to such Conversion.

We understand that, under the Canada Business Corporations Act (the "CBCA"), the Articles of Amendment must be approved, with or without variation, by a separate vote of the holders of the Common Shares and by a combined vote of the holders of Common Shares and the Class B Shares, in each case by at least two-thirds of the votes cast in person or by proxy at a meeting of such shareholders. We further understand that the Articles of Amendment are also subject to the approval of The Toronto Stock Exchange (the "TSE").

The terms and conditions of and other matters relating to the Articles of Amendment are more fully described in the notice of annual and special meeting of shareholders and management information circular (the "Circular") which is to be mailed to Aur shareholders in connection with the Conversion.

ENGAGEMENT

The Board of Directors of Aur (the "Board") established a special committee of independent directors (the "Special Committee") to, among other things, consider and make recommendations to the Board with respect to the Conversion.

The Special Committee retained TD Securities pursuant to an engagement agreement dated March 1, 2002 (the "Engagement Agreement"). TD Securities provided financial advice to the Special Committee in connection with the Conversion, including the preparation and delivery of an opinion (the "Fairness Opinion") as to the fairness of the Exchange Ratio, from a financial point of view, to the holders of Common Shares. The Fairness Opinion is being provided to the Special Committee under the terms of the Engagement Agreement.

As each of Gill and Thibodeau are directors and/or officers of the Corporation, the Conversion may constitute a "related party transaction", as defined by Ontario Securities Commission Rule and Companion Policy 61-501 and Policy Q-27 of the *Commission des valeurs mobilières du Québec* (individually or collectively as the context requires, the "Related Party Policies"). We understand that the Special Committee has been advised that the Conversion is not subject to the valuation or majority of the minority approval requirements of the Related Party Policies. Accordingly, TD Securities was not engaged to provide (and has not provided) a formal valuation or appraisal of Aur, its assets, liabilities, or securities and the Fairness Opinion should not be construed as such. TD Securities was similarly not engaged to review any legal, accounting or tax aspects of the Conversion. In preparing the Fairness Opinion, TD Securities considered the fairness of the Exchange Ratio from the perspective of holders of Common Shares generally and did not consider the specific circumstances of any particular holder.

The Engagement Agreement provides for TD Securities to receive a financial advisory fee for providing financial advice to the Special Committee and delivery of the Fairness Opinion, as well as reimbursement for all reasonable out-of-pocket expenses. Aur has agreed to indemnify TD Securities from and against certain costs and liabilities arising directly or indirectly out of the performance of professional services rendered to the Special Committee by TD Securities and its personnel under the Engagement Agreement or otherwise.

Credentials of TD Securities

TD Securities is a Canadian investment banking firm with operations in a broad range of activities, including corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading, investment management and investment research. TD Securities has participated in a significant number of transactions involving public and private companies and has extensive experience in preparing fairness opinions.

The Fairness Opinion is the opinion of TD Securities and its form and content have been approved by a committee of senior investment banking professionals of TD Securities, each of whom is experienced in merger, acquisition, divestiture, valuation and fairness opinion matters.

Relationship with Interested Parties

Neither TD Securities, nor any of its affiliates is an insider, associate or affiliate (as those terms are defined in the *Securities Act* (Ontario) (the "Act")) of Aur, Gill, or Thibodeau or any of their respective associates or affiliates (collectively, the "Interested Parties"). Except as financial advisor to the Special Committee pursuant to the Engagement Agreement, neither TD Securities nor any of its affiliates has been engaged to provide financial advisory services to any of the Interested Parties with respect to the Conversion.

TD Securities has not, in the 24 month period preceding the date on which TD Securities was first contacted in respect of the Conversion, been engaged to provide financial advisory services or to act as lead or co-lead underwriter of securities of Aur or any other Interested Party.

Other than the Engagement Agreement, there are no understandings, agreements or commitments between TD Securities and Aur or any other Interested Party with respect to any future business dealings. TD Securities may, in the future, in the ordinary course of its business, perform financial advisory or investment banking services for, and TD Bank may provide banking services to, Aur or any other Interested Party.

TD Securities acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have and may in the future have positions in the securities of Aur or any other Interested Party and, from time to time, may have executed or may execute transactions on behalf of such companies or other clients for which it may have received or may receive compensation. As an investment dealer, TD Securities conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including matters with respect to the Conversion, Aur or any other Interested Party.

Scope of Review

In connection with this Fairness Opinion, TD Securities has reviewed and relied upon (without attempting to verify independently the completeness or accuracy of) or carried out, among other things, the following:

1. the Conversion Agreement;
2. draft of the Circular;
3. draft, dated March 7, 2002, of the annual report of Aur for the fiscal year ended December 31, 2001;
4. memorandum to file from Peter McCarter, Vice-President and Secretary of Aur, regarding the Class B Shares dated March 1, 2002;
5. memorandum to TD Securities from the Special Committee dated February 22, 2002 concerning the potential conversion of the Class B Shares;

6. minutes of the meetings of the Board held during the fiscal years ended December 31, 1998 to 2001, and draft minutes of the meeting of the Board held February 13, 2002;
7. budgeted and projected consolidated financial statements for Aur for the fiscal year ending December 31, 2002, completed by senior management of Aur in October 2001;
8. articles of amalgamation of Aur, dated January 1, 1999, as they relate to the articles of incorporation of Aur under the CBCA;
9. the January Agreement;
10. internal records of issuance of share capital of Aur between September 14, 1981 (date of incorporation) and October 8, 1982;
11. prospectus regarding the initial public offering ("IPO") of 2,000,000 Common Shares of Aur, dated April 5, 1983;
12. short form prospectus regarding the public offering of 10,000,000 Common Shares of Aur, dated October 20, 2000;
13. annual reports and annual information forms of Aur for the consecutive fiscal years ended December 31, 1996 to 2000;
14. quarterly reports of Aur for the three-month periods ended March 31, June 30, September 30, and December 31 from 1997 to 2001;
15. notices of annual meetings of shareholders and management information circulars of Aur for the fiscal years ended December 31, 1996 to 2000;
16. press releases and other regulatory filings of Aur filed on SEDAR from December 31, 1996 to March 11, 2002;
17. other relevant public information regarding Aur, including various research publications prepared by equity research analysts regarding Aur;
18. certain additional information and discussions with senior management of Aur with respect to the information referred to herein and other issues deemed relevant;
19. relevant public information related to the business, operations, financial performance and share trading history of Aur and other selected public companies considered to be relevant and/or comparable;
20. relevant public information with respect to certain precedent transactions considered relevant and/or comparable to Aur regarding capital structure;
21. representations contained in a certificate dated as of the date hereof from senior officers of Aur; and
22. such other corporate, industry, and financial market information, investigations and analyses as TD Securities considered necessary or appropriate in the circumstances.

TD Securities has not, to the best of its knowledge, been denied access by Aur to any information requested by TD Securities.

General Assumptions and Limitations

With Aur's acknowledgment and agreement as provided for in the Engagement Agreement, TD Securities has relied upon the accuracy, completeness and fair representation of all data and other information obtained by us from public sources and that was provided to TD Securities by Aur and their respective personnel, advisors, or otherwise, including the certificate identified below (collectively, the "Information"). The Fairness Opinion is conditional upon such accuracy, completeness and fair representation. Subject to the exercise of professional judgment and except as expressly described herein, TD Securities has not attempted to verify independently the completeness, accuracy or fair representation of any of the Information.

With respect to the budgeted and projected consolidated financial statements provided to TD Securities and used in its analyses, TD Securities notes that projecting future results of any company is inherently subject to uncertainty. TD Securities has assumed, however, that such budgeted and projected consolidated financial statements were prepared using the assumptions identified therein which, in the opinion of Aur, are (or were at the time of preparation) reasonable in the circumstances.

Senior officers of Aur have represented to TD Securities in a certificate delivered as of March 11, 2002, among other things, that (i) Aur has no information or knowledge of any facts public or otherwise not specifically provided to TD Securities relating to Aur which would reasonably be expected to affect materially the Fairness Opinion; (ii) with the exception of forecasts, projections or estimates referred to in subparagraph (iv) below, Aur's data and information as filed on SEDAR and the information and data provided to TD Securities by or on behalf of Aur in respect of Aur and its subsidiaries in connection with the Conversion is or, in the case of historical information and data, was, at the date of preparation, true and accurate in all material respects and no additional material, data or information would be required to make the information and data provided to TD Securities not misleading in the light of circumstances in which it was prepared; (iii) to the extent that any of the information and data identified in subparagraph (ii) above is historical, there have been no changes in any material facts or new material facts since the respective dates thereof which have not been disclosed to TD Securities or updated by more current information and data not provided to TD Securities by Aur; (iv) any portions of the information and data provided to TD Securities (or filed on SEDAR) which constitute forecasts, projections or estimates were prepared using the assumptions identified therein, which, in the reasonable opinion of Aur, are (or were at the time of preparation) reasonable in the circumstances; (v) there have been no valuations or appraisals of Aur or any material property of Aur or any of its subsidiaries made in the preceding 24 months and in the possession or control of Aur (other than a report of a market or financial analyst that: has been prepared by or for and at the expense of a person or company other than Aur, an interested party, or an associate or affiliated entity of Aur or an interested party; and is generally available to clients of the analyst); (vi) there have been no offers for or transactions involving any material property or assets owned by, or the securities of Aur or any of its subsidiaries during the preceding 24 months which have not been disclosed to TD Securities; (vii) Aur has complied in all material respects with the Engagement Agreement; (viii) to the best of its knowledge, information and belief after due inquiry, there is no plan or proposal for any material change (as defined in the Securities Act (Ontario)) in the assets, liabilities, prospects, business affairs or condition (financial or otherwise) of Aur or any of its subsidiaries which have not been disclosed to TD Securities; and (ix) the Company has no knowledge of any material non-public information concerning Aur, its securities or its subsidiaries or affiliates or their respective assets, liabilities, prospects, business affairs or condition (financial or otherwise) that has not been generally disclosed.

In preparing the Fairness Opinion, TD Securities has made several assumptions, including that all conditions precedent to the Conversion becoming effective can be satisfied in due course, that all consents, permissions, exemptions or orders of relevant regulatory authorities will be obtained, without adverse condition or qualification, the procedures being followed to implement the Conversion are valid and effective, the Circular will be distributed to the shareholders of Aur in accordance with the applicable laws, and the disclosure in the Circular will be accurate in all material respects and will comply, in all material respects, with the requirements of all applicable laws. In its analysis in connection with the preparation of the Fairness Opinion, TD Securities made several assumptions with respect to general business and economic conditions and other matters, many of which are beyond the control of TD Securities or Aur.

This Fairness Opinion is provided solely for the use of the Special Committee and is not intended to be, and does not constitute, a recommendation as to how any holder of Common Shares should vote with respect to the Conversion or the Articles of Amendment. The Fairness Opinion may not be used by any other person or relied upon by any other person other than the Special Committee without the express written consent of TD Securities. The Fairness Opinion may not be published, reproduced, disseminated, quoted from or referred to without the express written consent of TD Securities, save as hereinafter provided. Subject to the terms of the Engagement Agreement, TD Securities consents to the inclusion of the Fairness Opinion in the Circular to be sent to holders of Common Shares in connection with the Conversion, with a summary thereof, in a form acceptable to TD Securities, and to the filing thereof with the applicable Canadian securities regulatory authorities.

The Fairness Opinion is given as of March 11, 2002 on the basis of securities markets, economic and general business and financial conditions prevailing on that date and the condition and prospects, financial and otherwise, of Aur as they were reflected in the Information provided to TD Securities. Any changes therein may affect the Fairness Opinion and, although TD Securities reserves the right to change or withdraw the Fairness Opinion in such event, it disclaims any undertaking or obligation to advise any person of any such change that may come to our attention, or update the Fairness Opinion after such date.

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. TD Securities believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create an incomplete view of the process underlying the Fairness Opinion. TD Securities is not opining as to the market value or the prices at which any of the securities of Aur may trade at any time.

CONCLUSION

Based upon and subject to the foregoing, TD Securities is of the opinion that, as of March 11, 2002, the Exchange Ratio is fair, from a financial point of view, to the holders of Common Shares.

Yours very truly,

TD Securities Inc.

TD SECURITIES INC.

82-4624

02 APR -9 AM 9:07

AUR RESOURCES INC.

ANNUAL INFORMATION FORM

March 15, 2002

TABLE OF CONTENTS

Disclosure Regarding Forward-Looking Statements

Certain of the statements that are not historical facts contained in this Annual Information Form ("AIF") (and the other disclosure documentation of Aur Resources Inc. ("Aur") such as its annual and quarterly reporting to shareholders) are forward-looking statements that involve risks and uncertainties that could cause actual events or results to differ materially from estimated or anticipated events or results reflected in the forward-looking statements. Such forward-looking statements include, among other things, statements regarding targets, estimates and/or assumptions in respect of copper production and/or copper prices, cash operating costs and capital expenditures, increases and decreases in production, reserves and/or resources and in anticipated grades and recovery rates and are or may be based on assumptions and/or estimates related to future economic, market and other conditions. Factors that could cause actual results, developments or events to differ materially from those anticipated include, among others, the factors described or referred to under "Business of the Company - Risk Factors and Governmental Regulation" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" herein and include unanticipated and/or unusual events. Many of such factors are beyond Aur's ability to control or predict.

Actual results may differ materially from those anticipated. Readers are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein. Aur disclaims any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or results or otherwise.

National Instrument 43-101 – Standards of Disclosure for Mineral Projects

National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("43-101") issued by the Canadian Securities Administrators requires, among other things, that issuers ensure that all written disclosure of a scientific or technical nature, other than a news release, concerning a mineral project on a property material to the issuer identifies and discloses the relationship to the issuer of the qualified person who prepared or supervised the preparation of the technical report or other information that forms the basis for the written disclosure. A "qualified person" for purposes of 43-101 means an individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation and/or mineral project assessment, has experience relevant to the subject matter of the disclosure and is a member in good standing of a professional association.

Exchange Rates Table and Data

Dollar amounts set forth in this AIF are, except as indicated, stated in United States dollars. The following table sets forth for each period indicated the period-end exchange rates, the average exchange rates and the high and low exchange rates for Canadian dollars. These rates are the noon buying rates in New York City for the purchase of one United States dollar with Canadian dollars.

	Year ended December 31,		
	2001	2000	1999
Year end	1.5924	1.4995	1.4433
Average	1.5489	1.4854	1.4857
High	1.6021	1.5593	1.5298
Low	1.4936	1.4341	1.4433

On February 28, 2002, the noon buying rate was US$1.00/Cdn.$1.6047.

THE COMPANY

Aur is a Canadian company active in the acquisition, exploration, development and mining of mineral properties. Its principal assets consist of its 76.5% shareholding interest in the Quebrada Blanca copper mine in Chile acquired in November, 2000, its 63% shareholding interest in the Andacollo copper mine in Chile, its 30% interest in the Louvicourt copper-zinc-silver-gold mine in Québec and its portfolio of development and/or exploration properties located principally in Newfoundland, northwestern Québec, central Manitoba and Saskatchewan and Chile.

Aur was incorporated under the Canada Business Corporations Act (the "CBCA") by articles of incorporation on September 14, 1981. By articles of amendment dated March 28, 1983, June 17, 1985, April 21, 1990 and April 24, 1991, the articles of Aur were amended to, among other things, create Aur's current capitalization. In 1985, Aur merged with Brominco Inc., then a 57% owned subsidiary of Aur. On January 1, 1997, Aur merged with 46.2% owned Canada Tungsten Inc. pursuant to a plan of arrangement carried out under the CBCA.

The following chart describes the intercorporate relationships amongst Aur and its material subsidiaries as of December 31, 2001, including the percentage of voting securities of the subsidiary owned by Aur and the jurisdiction of the subsidiary:


AUR RESOURCES INC.
Canada
↓ 100%
↓ 100%
↓100%
CANADA TUNGSTEN (CAYMAN) INC.
Cayman Islands
AUR (BARBADOS) INC.
Barbados
AURCAY HOLDINGS INC.
Cayman Islands
↓ 100%
AUR QB INC.
Cayman Islands
↓ 100%
AUR (BERMUDA) LTD.
Bermuda
↓ 29.25%
0.002% ↓
99.998% ↓
↓ 4.52%
47.25% ↓
MINERA CANADA TUNGSTEN CHILE LIMITADA
Chile
58.48%→
COMPANIA MINERA CARMEN DE ANDACOLLO
Chile
COMPANIA MINERA QUEBRADA BLANCA S.A.
Chile

Unless the context otherwise requires, references herein to "Aur" may include, collectively or individually, one or more of the direct or indirect subsidiaries of Aur.

Aur's executive and registered office is located at Suite 2501, 1 Adelaide Street East, Toronto, Ontario, M5C 2V9 (telephone: (416) 362-2614; fax: (416) 367-0427; e-mail: info@aurresources.com; website: www.aurresources.com).

As at December 31, 2001, Aur's staff consisted of approximately 1,200 people.

BUSINESS OF THE COMPANY

Louvicourt Mine

Ownership Interests

The operation of the Louvicourt mine is governed by a joint venture agreement between Aur, Teck Cominco Limited (together with its subsidiaries, "Teck") and Novicourt Inc. ("Novicourt"), a subsidiary of Noranda Inc. ("Noranda"). Aur holds a 30% interest in the joint venture, with Teck and Novicourt holding 25% and 45% interests therein, respectively. Aur is the operator of the joint venture.

Property Interests and Location

The Louvicourt property consists of an 1,800 metre by 1,900 metre area (845 acres) held under various mining leases and mining claims, including a surface lease covering a tailings disposal facility.

The property is located in Louvicourt Township approximately 24 km east of the city of Val d'Or, Québec and is accessed by road off Provincial Highway #117. A 3 km railway spur line connects the operation to the CN railway for the loading and unloading of supplies and the shipment of copper and zinc concentrates.

Geology

The Louvicourt deposit, which was discovered by Aur in 1989, lies within a 1.5 kilometre wide unit of felsic volcanic rocks of the Val d'Or Formation that host numerous copper-zinc massive sulphide occurrences. The property includes the Louvicourt copper-zinc-silver-gold deposit, the up and down dip projection of such deposit and an area along strike both to the east and west of the deposit.

The Louvicourt deposit has a strike length of approximately 350 metres, a dip of 68°-85° and is comprised of a number of folded sulphide zones. These zones have individual thicknesses ranging from 3.0 to 90 metres. It is believed that the sulphide zones represent sulphides deposited on one or two stratigraphic horizons which have subsequently been folded to yield a series of semi-massive to massive sulphide zones accompanied by zones of stringer chalcopyrite and/or disseminated chalcopyrite and pyrite mineralization. The massive sulphide zones consist primarily of pyrite, chalcopyrite and sphalerite with variable amounts of non-sulphide material.

Mineral Reserves and Mineral Resources

The following table presents the mineral reserves and resources at the Louvicourt mine as estimated by Aur as at December 31, 2001:

Mineral Reserves

	t (000's)	Cu (%)	Zn (%)	Ag (g/t)	Au (g/t)
Proven	3,969	3.09	1.91	27.8	0.86
Probable	102	1.88	3.18	36.0	0.55
Total Reserves	4,071	3.06	1.94	28.0	0.85

Mineral Resources (including Reserves)

	t (000's)	Cu (%)	Zn (%)	Ag (g/t)	Au (g/t)
Measured	5.851	3.55	1.99	28.3	0.89
Indicated	547	2.66	2.74	34.2	0.86
Total Resources	6,398	3.48	2.05	28.8	0.89
Inferred	415	1.72	2.86	38.6	0.73

Notes:

"t (000's)" means thousands of tonnes; "g/t" means grams per tonne; "Cu" means copper; "Zn" means zinc; "Ag" means silver; "Au" means gold.

The Louvicourt reserve and resource estimates have been prepared and classified in accordance with the standards established under 43-101. The qualified persons responsible for direct supervision of the estimates are Bernard Salmon, Eng., Chief Geologist, Louvicourt Mine, as to the resource estimate and Denis Fleury, Eng., Chief Engineer, Louvicourt Mine, as to the reserve estimate. The proven and probable reserves represent those parts of the measured and indicated resources, respectively, that are economically viable after allowing for waste rock dilution, for extraction losses and for historic mine-mill grade adjustment factors. It is unlikely that a material portion of the measured and indicated resources that are not currently classified as reserves can be upgraded to reserves.

The reserve calculations incorporate a copper price of $0.95/lb. ($0.90/lb. for material scheduled to be mined in 2002), a zinc price of $0.50/lb. ($0.45 for material scheduled to be mined in 2002), a silver price of $5.00/oz., a gold price of $275/oz., an exchange rate of US$1.00/Cdn$1.47 (US$1.00/Cdn$1.51 for material scheduled to be mined in 2002) and a net smelter return cut-off of Cdn. $38.00 per tonne.

The resources are stated at a 2% copper equivalent ("CuEq") cut-off grade. The CuEq grades applied to by-product metals are: 0.3%CuEq for 1% Zn, 0.01%CuEq for 1g/t Ag and 0.4%CuEq for 1g/t Au. The resource classification is based on block model sample density measured by the number of sample points within a 35 metre spherical radius of a block center. Measured, indicated and inferred resources are composed of blocks with sample densities of 40 or more samples, 20-39 samples and 1-19 samples, respectively.

Resources that do not qualify as reserves do not have demonstrated economic viability.

Mineralogy

The Louvicourt deposit consists of massive, stringer and disseminated sulphides of copper (chalcopyrite), zinc (sphalerite) and iron (pyrite) with associated economically significant gold and silver mineralization.

The copper and zinc sulphides are relatively coarse grained and can be readily concentrated to saleable concentrates using standard flotation circuits. The gold and silver report to the copper concentrates and provide significant precious metal revenues to the mine after smelting. The concentrates have no impurities which currently cause smelter penalties to be incurred.

Underground and Surface Facilities

Access to the deposit is provided via a circular concrete lined shaft sunk to a depth of 945 metres in the footwall of the deposit. Lateral development is generally 4.9 metres wide and 4.3 metres high. An internal ramp connects all underground levels between the 475 and 860 metre levels. A twin ore pass system gravity-feeds ore into a primary crusher located on the 900 metre level which feeds to a 3,500 tonne storage bin for hoisting to surface. Mine equipment is trackless, utilizing diesel and electric power. Paste backfill is utilized to provide ground support and to reduce the volume of tailings required to be stored in the surface tailings facility.

Mining and milling operations are currently conducted on a 7 days-per-week basis.

Surface facilities at the Louvicourt minesite principally consist of a concentrator to produce concentrate for smelting and refining, a headframe and hoisthouse, an automated ventilation fan, a paste backfill plant, office and dry facilities, maintenance shops and a warehouse. Additional surface facilities include maintenance shops, a security gatehouse, a fuel storage facility and a natural gas receiving facility.

The concentrator is a standard differential flotation mill comprised of a grinding section, with a semi-autogenous (SAG) mill, and a flotation section with copper and zinc circuits. The concentrates are stockpiled in a storage shed prior to loading onto rail cars for shipment to a smelter.

Approximately 50% of the tailings are pumped to a submerged tailings pond which inhibits oxidation of the contained sulphides, and hence acid generation, by reducing the oxygen supply. The tailings pond site is located 8 km northwest of the concentrator. The balance of the tailings is placed underground as backfill.

The Louvicourt mine operates in accordance with current Canadian and U.S. standards and practice for environmental protection and meets or exceeds current environmental requirements in Québec. All operating permits required for the mine under applicable environmental and other laws and regulations have been obtained and are in good standing.

Fresh water is supplied by wells drilled into an esker adjacent to the minesite. Water requirements for the concentrator are largely supplied by recirculation of water pumped from underground and mill effluent so that the concentrator is operated to the extent possible with recycled water. Electrical power is supplied from the nearby Hydro Québec power grid.

Approximately 300 persons are employed at the site. The employees are not unionized.

Mine Plan and Concentrate Production

Commercial production was attained at the Louvicourt mine during January, 1995, with the production rate of 4,000 tonnes per day being achieved during June, 1995. During the period 1996-2001, the production rate was 4,300 tonnes per day and, in 2002, is expected to be 4,100 tonnes per day. As at December 31, 2001, the Louvicourt mine had produced approximately 11.1 million tonnes of ore at an average grade of 3.6% copper, 1.5% zinc, 26.1 g/tonne silver and 0.96 g/tonne gold.

The current proven and probable reserves at the Louvicourt mine can support approximately 3.4 years of production at the mining rate of 4,100 tonnes per day during 2002 and approximately 3,000 tonnes per day thereafter, with milling expected to continue on a 7 days a week basis during 2002, possibly reducing to 5 days a week thereafter, depending on mining conditions.

Approximately 1.6 million tonnes of ore was mined and milled during 2001. The average head grade was 3.40% copper, 1.38% zinc, 25.2 g/tonne silver and 0.91 g/tonne gold, with a copper recovery of 96.9% to a 28.2% copper concentrate and a zinc recovery of 82.3% to a 55.5% zinc concentrate. Gold recovery was 72.2% and silver recovery 69.5%. Concentrate production during 2001 was 183,857 tonnes of copper concentrate and 32,232 tonnes of zinc concentrate.

A total of 1.5 million tonnes of ore is scheduled to be milled in 2002. The average head grade of ore to be mined and milled is expected to be approximately 3.06% copper, 1.94% zinc, 29.4 g/tonne silver and 0.98 g/tonne gold, with a copper recovery of 96.2% to a 28.5% copper concentrate and a zinc recovery of 82.6% to a 56.4% zinc concentrate. The 2002 plan estimates a gold recovery of 71.0% and a silver recovery of 66.5%. Concentrate production in 2002 is expected to be 154,574 tonnes of copper concentrate and 42,518 tonnes of zinc concentrate.

Concentrate Sales Agreements

Aur's share of the copper concentrates produced from the Louvicourt mine is currently sold to a subsidiary of Noranda, Noranda Metallurgy Inc. and shipped by rail and smelted at its smelter in Rouyn, Québec. The prices paid for the payable copper, gold and silver contained in such concentrates are based on London Metal Exchange ("LME") and London Bullion Market Association quotations. Treatment and refining charges are adjusted annually.

Aur's share of the zinc concentrates is currently sold to a Noranda subsidiary, Canadian Electrolytic Zinc Limited, and shipped by rail to and smelted at its smelter in Valleyfield, Québec. The price paid for the payable zinc contained in such concentrates is based on LME quotations. Treatment and refining charges are adjusted annually.

Operating Costs and Capital Expenditures

The mine site cash operating cost at the Louvicourt mine during 2001 was $25.99 per tonne of ore milled while total cash operating costs (including smelting, refining, transportation and marketing costs, settlement adjustments, provisional pricing and net of by-product credits) were $0.46/lb. of copper sold. In 2002, the average mine site cash operating cost is expected to be $27.65 per tonne of ore milled while total cash operating costs are expected to be $0.49/lb. of copper sold.

Capital expenditures for 2001 were $1.2 million. Capital expenditures for 2002 are expected to be $0.1 million.

Quebrada Blanca Mine

The QB Acquisition

On November 22, 2000, Aur completed the purchase from Teck of its 76.5% shareholding in Compañia Minera Quebrada Blanca S.A. ("QB"), a Chilean private company, together with certain project debt, subordinated debt and guarantee fees owed by QB to Teck (the "QB Acquisition"). QB owns a 100% interest in the Quebrada Blanca copper mine (the "QB mine") located in northern Chile.

In conjunction with the QB Acquisition, Aur completed and drew down a $170 million bank credit facility (the "Facility") and used such funds to partially finance the purchase price paid payable to Teck on the QB Acquisition. See "The Facility".

The aggregate purchase price payable to Teck by Aur for the 17,825 Series A shares of QB and the QB senior project debt of $56.5 million, subordinated debt of $72 million and $17.5 million of guarantee fees owed by QB to Teck acquired by Aur pursuant to the QB Acquisition was an aggregate of $216.1 million. Of the foregoing $216.1 million payable to Teck, $180.6 million was paid on November 22, 2000 and a further $0.5 million was paid on February 20, 2001. The amount of $35 million remains payable to Teck on December 31, 2003 and carries interest at 6% per annum until December 31, 2002 and thereafter at a rate of interest equal to that paid by Aur on the Facility. The said deferred payment is payable in cash or common shares of Aur at Aur's election (unless prepaid, in which case such prepaid amount is only payable in cash) and, if paid in shares, the shares issued are to be valued for such purpose at a price equal to 90% of the lower of (i) the daily weighted average trading price of such shares for the 20 trading days ended December 19, 2003 and (ii) the weighted average trading price of such shares on December 19, 2003. As well, Teck is entitled to receive a further contingent payment of up to $40 million during the period 2002-2012. The foregoing contingent payment is only payable to a maximum of $10 million in any year (or, after 2006 or in certain other circumstances, $2.5 million in any calendar quarter) during the period 2002-2012, inclusive, and only in respect of such year (or, after 2006 or in certain other circumstances, calendar quarter thereof) in which copper prices equal or exceed a specified inflation indexed price for the relevant period, which price, as at December 31, 2001, was $1.15 per pound. The $56.5 million of QB senior project debt acquired by Aur from Teck comprised part of the aggregate $125.6 million balance of QB senior project debt then owing by QB, which debt was originally incurred to partially finance the development of the QB mine. The remaining $69.1 million of QB senior project debt then owed by QB to certain third party lenders was also acquired by Aur as part of the QB Acquisition, with the result that Aur is now the senior project lender to QB. The $72 million of QB subordinated debt acquired by Aur from Teck, which is non-interest bearing, reflects advances previously made by Teck to partially fund the development of the QB mine, while the guarantee fees owed by QB arose from guarantees, since released, by Teck of the aforesaid senior project debt. Aur has also assumed responsibility for the $8.55 million balance payable by Teck to Empresa Nacional de Mineria ("ENAMI"), a Chilean government entity, in connection with the original acquisition of the Quebrada Blanca property by QB from ENAMI, of which $1.8 million was paid on June 30, 2001 and $6.75 million remains payable in installments of $2.25 million on June 30 in each of 2002, 2003 and 2004.

As well, in connection with the QB Acquisition, Aur issued Teck an aggregate of 5 million common shares of Aur for aggregate subscription proceeds of Cdn$12.45 million, being Cdn$2.49 per share.

Ownership Interests

Aur owns 17,825 or 90% of the Series A shares of QB, Inversiones Mineras S.A. ("Pudahuel"), a Chilean private company, owns 1,980 or 10% of the Series A shares and 1,165 or 100% of the Series C shares of QB and ENAMI holds 2,330 or 100% of the Series B shares of QB. The owners of the Series A shares of QB were responsible for providing, on a pro rata basis, 100% of the capital required to develop and bring the QB mine into commercial production and remain responsible for providing any further capital required in connection with ongoing mine operations, including any capital expenditures. The Series B shares of QB are voting, carry dividends equal in value per share to those payable on the Series A shares and are always to be equal in number to 10% of the aggregate number of Series A, Series B and Series C shares of QB outstanding from time to time, without being required to contribute any further capital. The Series C shares of QB are voting, carry dividends equal in value per share to those payable on the Series A shares and are always to be equal in number to 5% of the aggregate number of Series A, Series B and Series C shares of QB outstanding from time to time, without being required to contribute any further capital. Pursuant to a shareholders' agreement amongst the Series A, B and C shareholders (the "QB Shareholders Agreement"), at least 30% of the net profits of QB in each year must be distributed as dividends once QB has repaid the existing senior project debt that it currently owes to Aur. Subject to the foregoing, as it is currently intended that all debt, including subordinated debt and other obligations of QB will be repaid prior to the payment of dividends, the Series B and Series C shares in essence provide the holders thereof with, respectively, the equivalent of a 10% and a 5% net profits interest in the QB mine. ENAMI is also entitled to receive, under the by-laws of QB, a per pound price participation in copper sales from the QB mine equal to 10% of the amount by which the average realized sales price per pound for copper sold by the mine in any calendar year exceeds a specified inflation indexed price for such year, which price, as at December 31, 2001, was $1.33/lb.

Pursuant to the QB Shareholders Agreement, Aur is entitled to appoint four members to QB's board of directors, with Pudahuel being entitled to appoint one such member and ENAMI being entitled to appoint two such members.

The Facility

In conjunction with the QB Acquisition, Aur completed and drewdown the Facility on November 22, 2000 from a syndicate of banks (collectively, the "Lenders") and used such funds to partially finance the QB Acquisition.

The Facility was advanced to Aur in two tranches, the first tranche (Tranche "A") being in the amount of $160 million and the second tranche (Tranche "B") being in the amount of $10 million. During 2001, principal repayments aggregating $12,657,825 were made on Tranche A and $1,392,609 on Tranche B. Accordingly, as at December 31, 2001, $147,342,175 remains payable on Tranche A and $8,607,391 remains payable on Tranche B.

The remaining balance of Tranche A is repayable in 11 semi-annual installments commencing June 30, 2002 and ending June 30, 2007. The semi-annual installment payments vary in amount and range from $12.2 million to $16.5 million during 2002-2007. Tranche B has no scheduled repayments and is repayable from excess cash flow (as defined) generated by Aur's mining operations, with a final maturity date of June 30, 2007. In addition to the Tranche A scheduled principal repayments, between 40% and 100% of Aur's excess cash flow, as defined under the Facility, is required to be utilized to repay a portion of Tranche A and Tranche B, with the relevant percentage thereof required to be so utilized to be determined by the debt service coverage ratio as at the relevant payment date. Of excess cash flow required to be utilized for such repayments, 75% thereof is required to be utilized to repay Tranche A and 25% thereof is required to be utilized to repay Tranche B. Further, should the debt service coverage ratio as defined under the Facility not meet or exceed a specified level at any time during the term of the Facility, 100% of Aur's excess cash flow must be applied to repay the Facility during such time. (For purposes of the Facility, the debt service coverage ratio as at each relevant calculation date is the ratio of the net cash flow distributed to it from its mining operations during the relevant calculation period to the relevant debt service requirements under the Facility.) Failure at any time during the term of the Facility for the debt service coverage ratio to be at least a specified level or for Aur to maintain a minimum cash level of $20 million (declining to $15 million depending on the completion of certain capital expenditure programs and the meeting of certain production and cost parameters by June 30, 2003) will also constitute a default under the Facility.

Borrowings under the Facility are denominated in United States currency. The applicable rates of interest are floating and vary depending on the manner of advance selected. Interest rates under Tranche A vary from LIBOR plus 2.0% to LIBOR plus 3.0% based on the debt service coverage ratio and the term to maturity of the Facility. Interest rates under Tranche B vary from LIBOR plus 3.125% to LIBOR plus 4.375% based on the debt service coverage ratio and the term to maturity of the Facility.

The Facility is secured by a first charge on all of Aur's material property and assets. The Facility also provides for customary events of default, including a change of control of Aur and/or any third party mergers without the Lenders' consent; however, there are no restrictions on Aur paying dividends or making other distributions to shareholders so long as the Facility is in good standing. Aur also has the right to prepay the Facility at any time.

Property Interests and Location

QB owns the exploitation and/or exploration rights over an area of approximately 80 square km in the immediate area of the Quebrada Blanca deposit pursuant to various mining concessions and other rights. In addition, QB owns surface rights covering the mine-site and other areas aggregating approximately 3,150 hectares as well as certain other exploration rights in the surrounding area.

The QB mine is located in northern Chile approximately 170 km southeast of the port city of Iquique and 1,500 km north of the city of Santiago, the capital of Chile. Access to the mine-site is via a combination of paved roads from Iquique, including the Pan American highway, and unpaved roads. There is also a 2,700 metre long airstrip which serves the QB mine.

The property is in the high Andean plateau or altiplano at an altitude of between 4,150 metres and 4,400 metres. The Quebrada Blanca property is characterized by rounded hills cut by steep sided erosional gulleys. The climate is arid or semi-arid with rain and snow precipitation totalling 150 mm to 200 mm per year.

Temperatures typically range from minus 5°C to 8°C in the winter and from 0°C to 15°C in the summer.

Geology

The QB orebody is a porphyry copper deposit located in a 30-40 km wide belt of volcanic and sedimentary rocks which contains a number of the world's largest copper mines including Collahuasi (10 km to the east) and Chuquicamata (190 km to the south). All of these deposits are spatially related to a major north-south fault, the West Fissure Fault, or to splays off this fault.

The QB orebody occurs within a 2 km x 5 km quartz monzonite intrusive stock. Supergene enrichment processes have dissolved and redeposited the primary (hypogene) chalcopyrite as a blanket of supergene copper sulphides, the most important being chalcocite and covellite, with lesser copper oxides/silicates such as chrysocolla in the oxide zone. The supergene mineralization averages 80 metres in thickness and is, for the most part, overlain by a 100 metre thick, low grade or waste leached cap and unmineralized rock and gravels. Irregular transition zones, with (locally) faulted contacts separate the higher and lower grade supergene/dump leach ores from the leached cap and hypogene zones.

Mineral Reserves and Resources

The following table presents mineral reserves and resources at the QB mine as estimated by QB for 100% of the heap leach, dump leach and oxide leach categories as at December 31, 2001:

Mineral Reserves

	Heap Leach		Dump Leach		Oxide Leach		Total	
Category	t (000's)	TCu%	t (000's)	TCu%	t (000's)	TCu%	t (000's)	TCu%
Proven	23,894	1.19	30,509	0.62	6,251	0.58	60,654	0.84
Probable	34,448	1.15	41,429	0.59	4,482	0.56	80,359	0.83
Total Reserves	58,342	1.17	71,938	0.60	10,733	0.57	141,013	0.83

Mineral Resources (including Mineral Reserves)

	Heap Leach		Dump Leach		Oxide Leach		Total	
Category	t (000's)	TCu%	t (000's)	TCu%	t (000's)	TCu%	t (000's)	TCu%
Measured	24,487	1.19	38,178	0.60	6,914	0.57	69,579	0.80
Indicated	40,652	1.13	92,211	0.54	6,831	0.50	139,694	0.71
Total Resources	65,139	1.15	130,389	0.55	13,745	0.53	209,273	0.74
Inferred	20,013	0.98	87,577	0.48	6,566	0.50	114,156	0.57

Notes:

"t (000's)" means thousands of tonnes; "TCu%" is the percent assayed total copper grade; "m" means metres.

The QB mineral reserve and resource estimates have been prepared and classified in accordance with the standards established under 43-101. The qualified persons responsible for the mineral resource and reserve estimates, respectively, are Neil Barr, P.Geo., Chief Mine Geologist, QB Mine and David J. Libby, P.Eng. Vice-President, Mining Operations, Aur South America Division. The proven and probable reserves comprise those portions of the measured and indicated resources, respectively, that are contained within the currently planned final pit outline which was derived from the QB2001-N3 resource block model and adjusted for the pit topography at December 31, 2001. Proven reserves and measured resources include broken stockpiles totalling 20.7 million tonnes grading 0.60 TCu%, with the remainder being in situ.

The mineral reserves and resources were estimated using a copper price of $0.95/lb. and cut-off grades of 0.765 SCu% for pit phases II and III and 0.647 SCu% for the remaining phases for heap leach mineralization, 0.125 SCu% for dump leach mineralization and 0.161 SCu% for oxide leach mineralization where SCu% represents the % soluble copper which is the sum of the acid soluble and cyanide soluble assays. These cut-off grades, which represent interim changes compared to the cut-off grades used in the December 2000 resource and reserve estimate, are currently under review and it is expected that a new soluble copper resource block model, which will incorporate recently completed in-fill drilling results, will lead to a new mineral reserve estimate being available by mid-2002.

The mineral resource categories are based on a drilling density of 50 x 50 x 70 m for the measured mineral resources, 70 x 70 x 100 m for the indicated mineral resources and 100 x 100 x 141 m for the inferred resources.

Resources that do not qualify as reserves do not have demonstrated economic viability.

The primary (hypogene) deposit which underlies the supergene mineralization is essentially unexplored. The limited drilling completed to date has intersected significant hypogene copper mineralization and, accordingly, potential exists to outline hypogene resources and/or reserves at QB.

Mining and Processing

Production commenced in August 1994 and, as of December 31, 2001, the QB mine had produced 475,091 tonnes of cathode copper from 45.6 million tonnes of ore mined and stacked at an average grade of 1.55% total copper. Taking into account the existing heap inventory, recoveries from the heap leach operation have averaged approximately 77% of the total copper delivered to the pads and these rates are expected to continue.

During 2001, 7.5 million tonnes of heap leach ore at a grade of 1.47% total copper or 1.34% soluble copper were mined, crushed and stacked on the leach pads, 5.1 million tonnes of dump leach and oxide ore at an estimated grade of 0.58% total copper were stockpiled and a total of 17.8 million tonnes of waste were also mined, yielding a strip ratio of 1.4:1. During 2002, 7.7 million tonnes of heap leach ore at a grade of 1.37% total copper or 1.23% soluble copper is scheduled to be mined, crushed and stacked on the leach pads, 5.3 million tonnes of dump leach and oxide ore averaging 0.64% total copper is to be stockpiled and 19.9 million tonnes of waste is also to be mined, yielding a strip ratio of 1.53:1.

The current QB life of mine plan involves the open-pit mining of approximately 20,000 tonnes per day ("tpd") (7.3 million tonnes per year) of supergene mineral reserves amenable to heap leaching, up to 25,000 tpd of dump leach and oxide mineral reserves and up to 55,000 tpd of waste. The current proven and probable reserves at the QB mine are sufficient to sustain production under the current mine plan for at least 11 years.

The QB processing facilities produce cathode copper by utilizing crushing, agglomerating, stacking, heap leaching, solvent extraction and electrowinning (SX-EW) processes.

Mining on 15 metre benches is carried out using standard drilling and blasting techniques, mucking with three 27 cu. yd. shovels and one front end loader and hauling the ore and waste with a fleet of eight 157 tonne trucks. Heap leach ore is delivered to a 3 stage crushing facility located close to the open-pit, crushed, screened and conveyed to a rotary agglomeration facility where it is pre-treated with hot water and sulphuric acid before being stacked 8 metres high utilizing a grasshopper stacking system on 2 dynamic (load-unload) leach pads which were developed in 2000 to replace the existing multiple lift pad system. Sulphuric acid is applied to the ore using drippers to dissolve the copper with the assistance of bacteria and air. The leaching process recovers approximately 81-85% of the soluble copper in approximately 400 days. The dynamic leach pad arrangement is sufficient in size to allow for up to 450 days of leaching time before spent ore is removed.

Copper-bearing solutions are collected from the leach pads and piped to the solvent extraction and electrowinning (SX-EW) plant. The solvent extraction consists of three parallel circuits with each circuit comprised of two extraction stages and one stripping stage to concentrate the copper sulphate solutions for supply to the electrowinning plant. Cathode copper is produced by the electrowinning of the copper in solution, utilizing electrolysis to deposit the copper onto stainless steel cathodes. The SX-EW plant has a design capacity of 6,250 tonnes of cathode copper per month. The cathode copper produced is trucked to Iquique for shipment to purchasers.

The QB mine operates in accordance with current Canadian and U.S. standards and practice for environmental protection and meets or exceeds current environmental requirements in Chile. All operating permits required for the mine under applicable environmental and other laws and regulations have been obtained and are in good standing.

Up to 40 MW of electrical power for the mine-site is currently supplied by on-site diesel generators using heavy oil fuel. Process water is supplied from 7 QB owned water wells and associated water rights located in the Salar de Michincha and pumped through a 38 kilometre long pipeline to the site.

Mine infrastructure includes an administration office, an analytical and metallurgical laboratory, maintenance facilities, a warehouse, power house and fully serviced camp.

The labour force employed in the operation of the mine, excluding approximately 630 people employed by on-site contractors, totalled approximately 569 people as at December 31, 2001 including 11 in an administrative office in Iquique. Most of the foregoing employees and contractor personnel work on a 7 days on, 7 days off, 12 hours per day schedule to minimize employee travel to the site, with bus transportation being supplied to and from Iquique. Senior staff work on a 4 days on, 3 days off schedule.

The QB mine is unionized, with the current union contract expiring in June, 2004.

Cathode Production

In 2001, the QB mine produced 74,577 tonnes of cathode copper, of which 94% met LME Grade A standards and 6% met LME Standard Grade standards. Production in 2002 is expected to be over 75,000 tonnes of cathode copper. QB cathode copper is unregistered.

Marketing

Sales agreements have been entered into with five metals trading entities or end users whereunder an aggregate of approximately 5,000 tonnes per month of cathode copper have been sold to such entities in 2002 at prices based on LME quotations, plus a premium. The remainder of the QB mine production in 2002 will be sold on the spot market

Operating Costs and Capital Expenditures

The average direct cash operating cost during 2001 (including marketing and transportation costs) was $0.48/lb. of cathode copper sold. For 2002, the average direct cash operating cost is expected to be $0.49/lb. of cathode copper sold.

Capital expenditures in 2001 were $9.8 million and are expected to be $25.4 million in 2002, such expenditures primarily being incurred in order to increase annual production to 80,000 tonnes of cathode copper beginning in 2003 and thereafter, to improve copper quality and to reduce operating costs. The foregoing capital expenditures include $11.6 million for completing the establishment of the dump leach operation, $6.6 million for completing the connection of the QB mine to the 220 kV electrical line currently supplying the nearby Collahuasi mine in order to reduce the QB mine's electrical costs and provide an additional 14 MW of power, and $7.2 million for the purchase of two new haulage trucks (one as a replacement unit and the other as an additional unit), the improving of the leaching system and for other capital projects. The dump leach (low grade supergene) ore and oxide ore have to date been stockpiled, uncrushed, for leaching at a later date. As the average grade of the heap leach ore becomes lower during the life of the QB mine, production from the heap leach ore is to be supplemented by copper leached from dump and oxide ore types as required in future years in order to maintain annual copper production. Life-of-mine cash operating costs (including all marketing and transportation costs) are expected to average $0.49 per pound of copper produced at the 80,000 tonnes per annum production rate.

In addition, a program of infill drilling, designed to further upgrade mineral resources to reserves, is ongoing and will result in updated mineral resource and reserve estimates and a revised mine plan being prepared during 2002, utilizing a soluble copper resource block model. Exploration work is also planned adjacent to the existing open pit with a view to increasing the mineral reserves.

Andacollo Mine

Ownership Interests

The Andacollo property is owned by a Chilean private company, Compañía Minera Carmen de Andacollo ("CDA"). Aur owns 70% of the Series A shares of CDA, with Compañía Minera del Pacifico S.A. ("CMP"), a Chilean mining enterprise, owning the remaining 30% of the Series A shares of CDA. ENAMI holds 100% of the Series B shares of CDA. Aur and CMP, as the owners of all the Series A shares of CDA, provided, on a 70:30 basis, 100% of the funds required to develop and bring the Andacollo deposit into commercial production and remain responsible for providing any further capital required in connection with ongoing mine operations, including any capital expenditures. The Series B shares of CDA are voting, carry dividends equal in value per share to those payable on the Series A shares and are always to be equal in number to 10% of the aggregate number of Series A and Series B shares of CDA outstanding from time to time, without being required to contribute any further capital. As it is currently intended that all debt incurred by CDA to put the Andacollo mine into production will be repaid prior to the payment of dividends, the Series B shares in essence provide ENAMI with the equivalent of a 10% net profits interest in the mine.

Aur acquired its Series A shares of CDA in 1995 from ENAMI and Compañia Minera Nacional Limitada for an aggregate purchase price of $3,290,000, of which $1,225,000 remains payable in 5 equal annual installments of $245,000, payable by November 30 in each of the years 2002-2006.

Pursuant to CDA's by-laws, Aur is entitled to appoint four members to CDA's board of directors, with CMP being entitled to appoint two such members and ENAMI being entitled to appoint one such member.

Property Interests and Location

CDA owns the exploitation and/or exploration rights over an area of approximately 206 square km in the area of the Andacollo deposit pursuant to various mining concessions and other rights. In addition, CDA owns the surface rights covering the mine-site and other areas aggregating approximately 21 square km.

The Andacollo property is located in Coquimbo Province in central Chile. The site is adjacent to the town of Andacollo, approximately 55 km southeast of the port city of La Serena and 350 km north of Santiago. Access to the Andacollo mine is by paved roads from La Serena, including the Pan-American highway. This area lies at the southern limit of the Atacama Desert among northerly trending valleys bounded by low rolling foothills of the Andes at an elevation of approximately 1,000 metres.

The climate around Andacollo is transitional between the desert climate of the northern zone and the Mediterranean climate of the Santiago area.

Geology

The Andacollo orebody is a porphyry copper deposit consisting of disseminated and fracture controlled copper mineralization contained within a gently dipping sequence of andesitic to trachytic volcanic rocks and sub-volcanic intrusions. The mineralization is spatially related to a feldspar porphyry intrusion and a series of deeply rooted fault structures. The primary pyrite-chalcopyrite deposit has been exposed at surface and subjected to surface weathering processes resulting in the formation of a leached zone ranging from 10 to 60 metres thick and averaging approximately 30 metres in thickness. The original copper sulphides leached from this zone have been re-deposited mainly as copper silicate (chrysocolla) in an oxide zone and as supergene copper sulphides (chalcocite with lesser covellite) both below the leached zone. This supergene-oxide blanket which comprises the current mineral resource at Andacollo occupies an area of approximately 1,500 metres by 1,000 metres, ranges in thickness between 5 and 80 metres and grades downwards into a primary (hypogene) zone mineralized with pyrite and chalcopyrite.

Mineral Reserves and Resources

The following table presents the mineral reserves and resources at the Andacollo mine as estimated by Aur for 100% of the oxide and supergene portions of the deposit as at December 31, 2001:

Mineral Reserves

	t (000's)	TCu %	SCu %
Proven	21,714	0.77	0.67
Probable	6	0.53	0.33
Total Reserves	21,720	0.77	0.67

Mineral Resources (including Reserves)

	t (000's)	TCu %	SCu %
Measured	56,895	0.61	0.51
Indicated	4,844	0.45	0.41
Total Resources	61,739	0.60	0.51
Inferred	4,407	0.48	0.44

Notes:

"t (000's)" means thousands of tonnes; "TCu%" is the percent assayed total copper grade; "SCu%" is the percent soluble copper, which is the sum of the acid soluble copper assay and cyanide soluble copper assay; "m" means metres.

The Andacollo mineral reserve and resource estimates have been prepared and classified in accordance with the standards established under 43-101. The qualified persons responsible for the mineral resource and reserve estimates, respectively, are Twila Griffith, P.Geol., Chief Mine Geologist, Andacollo Mine and David J. Libby, P.Eng. Vice-President, Mining Operations, Aur South America Division. The proven and probable reserves comprise those portions of the measured and indicated resources, respectively, that are contained within the July, 2001 final pit outline which was derived from the July, 2001 resource block model and adjusted for the pit topography at December 31, 2001.

The mineral reserves and resources were estimated using a copper price of $0.95/lb. ($0.82/lb. for material to be mined in 2002) and variable cut-off grades ranging from 0.25 SCu% to 0.32 SCu%. Proven reserves include broken stockpiles totaling 0.16 million tonnes averaging 0.73 TCu% (0.56SCu%) and measured resources include broken stockpiles totalling 3.3 million tonnes averaging 0.55% TCu% (0.35SCu%), with the remainder being in situ. Measured resources are defined by a minimum 22 drill hole composites (drill hole spacing at approximately 50 m). The indicated resources are defined by between 3 and 21 drill hole composites (drill hole spacing at approximately 50 x 75-100 m) and inferred resources, by up to 2 composites and drillholes spaced at over 100 m.

Additional low grade mineral reserves totalling 6.5 million tonnes grading 0.36 TCu% (0.27 SCu%) in the proven category are being stockpiled and will be available for leaching at the end of the projected mine life.

Resources that do not qualify as reserves do not have demonstrated economic viability.

A primary, copper-gold sulphide mineral resource containing principally chalcopyrite mineralization has been outlined by drilling beneath the oxide and supergene mineralization at Andacollo. A pre-feasibility study was carried out by Aur in 1998 involving the preparation of a preliminary development and mining plan and an estimate of the capital and operating costs required to develop a conventional sulphide milling operation producing copper concentrates. The study established measured and indicated mineral resources as follows:

	Cut-Off Grade	Tonnes (millions)	TCu (%)	Au (g/t)
Measured & Indicated Resource	0.30 CuEq	312	0.46	0.15
Measured & Indicated Resource	0.40 CuEq	178	0.52	0.17

Notes:

"TCu%" means assayed total copper grade; "CuEq" means copper equivalent. Metal prices used in study: Cu, $1.00/lb; Au, $300.00/oz. Copper equivalency takes into account the expected recoveries of copper and gold.

At the time of completion of the study, measured and indicated resources were not classified separately and as such should be considered to be order of magnitude resources only contained within the pit outlines used.

Resources that do not qualify as reserves do not have demonstrated economic viability.

The pre-feasibility study indicated that it could be economic to develop the above resources at copper prices above approximately $0.95 per pound.

Mining and Processing

Commercial production was attained at the Andacollo mine during January, 1997, with full production being achieved in March, 1997. As at December 31, 2001, the Andacollo mine had produced 107,752 tonnes of cathode copper from the mining of 16.97 million tonnes of ore at an average grade of 0.96% total copper or 0.79% soluble copper.

The CDA life-of-mine production plan provides for the mining and processing of 21.7 million tonnes of ore at an average grade of 0.77% total copper or 0.67% soluble copper over a 6 year period and the production of approximately 118,965 tonnes (262 million pounds) of LME Grade A cathode copper. The current proven and probable heap leach reserves at the Andacollo mine represent approximately 6 years of production at the projected steady state mining rate of approximately 3.6 million tonnes of ore per year. To access the mineral reserves, approximately 67.4 million tonnes of waste rock (including 6.5 million tonnes of low grade, proven mineral reserves which will be stockpiled for possible treatment at the end of the life of the mine) will be mined from the pit over the remaining life of the mine at an average strip ratio of 3.13:1. Infill drilling, scheduled to be completed during 2002, is expected to result in revisions being made to the mineral reserves and resources and the mine plan.

During 2001, 3.7 million tonnes of ore at a grade of 0.81% total copper or 0.71% soluble copper were mined, crushed and stacked on the leach pads while 12.7 million tonnes of waste and low grade material were also mined, yielding a strip ratio of 3.4:1. During 2002, 3.6 million tonnes of ore at a grade of 0.80% total copper or 0.70% soluble copper are scheduled to be mined, crushed and stacked on the leach pads while 12.4 million tonnes of waste and low grade material will also be mined, yielding a strip ratio of 3.5:1.

The Andacollo processing facilities produce LME Grade A cathode copper by utilizing crushing, agglomeration, heap leaching, solvent extraction and electrowinning (SX-EW) processes. The Andacollo mine cathode copper was granted LME brand registration in May, 1999.

Standard drilling and blasting techniques are used to mine the deposit on 5 metre benches which are mucked in increments of 2.5 metres using three 7.0 cu. metre hydraulic shovels in a backhoe configuration, thereby optimizing grade control. The ore and waste is hauled with eight 91 tonne trucks. Supergene and oxide ore is delivered to a 3 stage crushing facility.

The ore is crushed and conveyed to a rotary agglomeration facility where it is pre-treated with sulphuric acid and water and placed on leach pads in multiple lifts of 7 metres each. Sulphuric acid is applied to the ore to dissolve the copper with the assistance of bacteria. The leaching process currently recovers approximately 81% of the soluble copper in approximately 340 days. The resultant copper-rich solutions are then collected and piped to the solvent extraction-electrowinning (SX-EW) plant.

The SX-EW plant's solvent extraction system utilizes two extraction and one stripping stage to concentrate the copper sulphate solutions for supply to the electrowinning plant. Copper is produced by the electrowinning of the copper in solution, using electrolysis to deposit the copper onto stainless steel cathodes. The cathode copper produced is trucked to the Chilean ports of Valparaiso or San Antonio for shipment to purchasers.

The Andacollo mine operates in accordance with current Canadian and U.S. standards and practice for environmental protection and meets or exceeds current environmental requirements in Chile. All operating permits required for the mine under applicable environmental and other laws and regulations have been obtained and are in good standing.

Electric power is supplied from El Peñon, near La Serena, and transmitted a distance of 20 km to the Andacollo site using a 110 kV power line. Process water is supplied from a CDA-owned water well and associated water rights near El Peñon, pumped through a 28 km long pipeline to the site.

Mine infrastructure includes an administration office, an analytical and metallurgical laboratory, maintenance facilities and a warehouse.

The labour force employed in the operation of the mine, excluding approximately 111 people employed by on-site contractors, totalled approximately 264 people as at December 31, 2001. The employees of CDA at the mine-site established a union in 2000, with the initial union contract negotiated at such time expiring in June, 2004.

Cathode Production

In 2001, the Andacollo mine produced 21,095 tonnes of LME Grade A cathode copper. Production in 2002 is expected to be at least 21,000 tonnes of cathode copper.

Marketing

A sales agreement has been entered into with a metals trading entity whereunder 1,300 tonnes per month of the Andacollo mine's cathode copper have been sold to such purchaser in 2002 at prices based on LME quotations plus a premium. The remainder of the Andacollo mine production will be sold on the spot market.

Operating Costs and Capital Expenditures

The average direct cash operating cost during 2001 (including all marketing and transportation costs) was $0.53/lb. of cathode copper sold. For 2002, the average direct cash operating cost is expected to be $0.56/lb. of cathode copper sold.

Capital expenditures in 2001 were $2.9 million and included the installation of additional solution pumping capacity necessary to deliver the leaching solutions to the leach pads as they become higher in elevation and for scheduled major overhauls of mobile mining equipment. Capital expenditures in 2002 are expected to be $1.7 million, most of such expenditures being in respect of the scheduled major overhaul of the remaining mobile mining equipment.

Exploration, Development and Other Properties

Exploration

As at December 31, 2001, Aur had a portfolio of approximately 100 mineral properties, ranging from properties on which resources have been established to properties in the initial exploration stage. Exploration is an important element of Aur's overall corporate growth strategy. Aur's exploration efforts are concentrated in Canada and Chile and are focussed primarily on the discovery of bulk mineable copper and copper-dominated polymetallic deposits.

In 2001, Aur completed exploration programs on 18 of its properties at a total cost of $5.3 million, of which Aur's share was $3.9 million. Aur operated all of the exploration programs on which funds were expended in 2001. Of the foregoing expenditures, $4.9 million (9.2%) was expended on base metal exploration and $0.4 million (8%) was expended on gold exploration. On a geographic basis, $0.9 million (17%) was spent in Western Canada, $2.6 million (49%) in Eastern Canada, $1.7 million (32%) in Chile and $0.1 million (2%) in the United States and Central America. Drilling accounted for 32% of the total expenditures with the completion of 50 holes totaling approximately 18,500 metres on 10 projects. No material discoveries were made as a result of exploration activities in 2001.

Aur's 2002 budget provides for exploration work to be carried out on up to 40 properties at a total cost of $4.7 million, with Aur's share being $4.4 million and the remaining $0.3 million being provided by joint venture partners. The expenditures have been allocated as to 96% base metals and 4% to gold exploration. On a geographic basis, the budget is allocated as to $1.4 million (28%) to Western Canada, $1.3 million (28%) to Eastern Canada, $1.9 million (40%) to Chile and $0.1 million (2%) to the United States and Central America. Drilling of approximately 19,000 metres on 8 projects will account for 34% of the budgetted expenditures.

Aur's 2002 acquisitions program budget of $0.5 million provides for the cost of identifying, evaluating and negotiating for the potential acquisition of near-production or producing assets through joint ventures, direct purchase or corporate mergers.

Duck Pond Property

On December 6, 2001, Aur entered into agreements of purchase and sale with Thundermin Resources Inc. ("Thundermin") and Queenston Mining Inc. ("Queenston") whereunder Aur agreed to acquire Thundermin's and Queenston's Duck Pond copper-zinc property located in central Newfoundland. The purchase price payable to Queenston for its 50% interest in the property is Cdn$3 million in cash and the purchase price payable to Thundermin for its 50% interest in the property is Cdn$2.1 million in cash and the tender to Thundermin of Aur's 11,209,968 shares of Thundermin.

Thundermin and Queenston hold their interests in the project pursuant to an option agreement with Noranda. Under the purchase transaction, Aur will assume Thundermin's and Queenston's rights under such agreement and, accordingly, obtain the right to acquire a 100% interest in the Duck Pond property from Noranda by making a production decision on the property and a cash payment of Cdn$500,000 to Noranda by June 30, 2003 and reaching full production by June 30, 2006. Upon achieving full production, Aur must pay Noranda Cdn$3,000,000 and a 2% net smelter returns royalty on any production from the property. The time for making the said production decision and reaching full production can be extended by making certain cash payments to Noranda.

The Duck Pond property is located in central Newfoundland approximately 30 km southeast of the past-producing, Buchans base metal mine. The property covers 10,923 hectares and hosts two known copper-zinc-silver-gold deposits (Duck Pond and Boundary).

In May, 2001, MRDI Canada ("MRDI") completed a detailed feasibility study (the "MRDI Study") on the Duck Pond project. The following description of the project is derived from the MRDI Study.

The MRDI Study determined that the project contains the following proven and probable mineral reserves in the Duck Pond and Boundary deposits:

Mineral Reserves						
Proven	t (000's)	Cu (%)	Zn (%)	Pb (%)	Ag (g/t)	Au (g/t)
Deposit						
Duck Pond	0.69	3.4	6.2	1.0	64	0.9
Boundary	0.39	3.3	2.8	0.4	24	0.3
Total Proven Reserves	1.08	3.4	5.0	0.8	49	0.7
Probable						
Duck Pond	3.99	3.3	6.2	1.0	63	0.9
Boundary	0.14	3.5	2.3	0.3	17	0.2
Total Probable Reserves	4.13	3.3	6.0	1.0	61	0.9
Total Reserves	5.21	3.3	5.8	0.9	59	0.8

Notes:

For the purposes of the mine plan, an additional 260,300 tonnes of inferred resources from the Upper Duck and Sleeper lenses grading 2.4% Cu, 6.3% Zn, 0.9% Pb, 57 grams/tonne ("g/t"), Ag and 0.8 g/t Au were added by MRDI to the mineral reserves, bringing the total tonnage in the mine plan to 5.5 million tonnes grading 3.3% Cu, 5.8% Zn, 0.9% Pb, 59 g/t Ag and 0.8 g/t Au.

It is currently envisaged that the Duck Pond mine will produce at a rate of 1500 t/d (540,000 t/y) with a mine life of 10.2 years. The first year of production is to come from open-pit production in the North and South zones of the Boundary deposit. Commencing in the second year of operation, the majority of the ore will come from the Duck Pond deposit which is to be accessed via a ramp driven from surface.

Copper and zinc concentrates will be produced using a differential flotation process. Detailed testing at Lakefield Research has estimated that the average copper recovery will be 83.1% to a copper concentrate grading 24.3% copper while the average zinc recovery will be 84.4% to a zinc concentrate grading 55.9% zinc. The copper concentrate is estimated to contain 1 g/t Au and 137 g/t Ag and the zinc concentrate to contain 0.6 g/t Au and 78 g/t Ag. A total of 616,000 tonnes of copper concentrate and 483,000 tonnes of zinc concentrate is expected to be produced over the life of the mine. On an annual basis, the mine is expected to produce approximately 32 million pounds of copper, 60 million pounds of zinc, 400,000 ounces of silver and 2,100 ounces of gold.

The total pre-production capital to advance the project to commercial production from the Boundary deposit is estimated to be Cdn$79.6 million with it taking approximately 18 to 20 months to complete the surface infrastructure from the commencement of development. The average life of mine cash operating cost is estimated to be Cdn$42/tonne of ore mined and milled, which represents an estimated cash production cost of $0.32/lb. of copper, net of estimated zinc, silver and gold credits. In the first year of operation, an additional Cdn$11.3 million in development capital will be required for the underground mine to sustain production once the open pit ore is exhausted.

An Environmental Impact Statement (EIS) for the project was submitted to the relevant governmental authorities in 2001 and, in December, 2001, the project was released from further environmental assessment by the Newfoundland and Labrador Cabinet.

Aur intends to develop the Duck Pond deposit for production when economic conditions are appropriate.

The transactions with Thundermin and Queenston are scheduled to close by March 31, 2002. Closing remains subject to conditions typical to transactions of this nature and, in the case of Thundermin, the approval thereof by Thundermin's shareholders (excluding Aur).

Aurbel Gold Mill

The 1,500 ton per day Aurbel gold mill, which is 100% owned by Aur, is located approximately 10 km east of Val d'Or, Québec. It is anticipated that the mill will either be sold or kept on a care and maintenance basis in 2002.

Risk Factors and Governmental Regulation

Copper Price Volatility

The profitability of Aur's operations is and will continue to be primarily dependent upon the price of copper. Copper (and other) metal prices have historically been subject to dramatic fluctuations and are affected by numerous factors which are unpredictable, including international economic and political conditions, speculative activities, the relative exchange rate of the U.S. dollar with other currencies, inflation, global and regional levels of supply and demand, availability and costs of metals or substitutes for metals and the metal inventory levels maintained by producers and others. The volatility of copper prices is illustrated in the following table which sets forth the average of the daily cash settlement prices on the LME of copper (per lb.) for 1980, 1985, 1990, 1995 and each year thereafter until 2001:

1980	1985	1990	1995	1996	1997	1998	1999	2000	2001
$0.99	$0.64	$1.21	$1.33	$1.06	$1.03	$0.75	$0.71	$0.82	$0.72

The cash settlement price of copper on the LME was $0.70/lb. on February 28, 2002.

Development and Mining Risks

The business of mining generally involves a high degree of risk. No assurance can be given that the development and bringing into commercial production of a mine will be completed as contemplated and for the estimated capital costs or within the estimated time schedule. Also, no assurance can be given that the intended production schedule, metal recoveries, estimated operating costs and/or that profitable operations can or will be achieved. Hazards such as unusual or unexpected geological formations, rock bursts, cave-ins, floods, earthquakes and other hazards involved in development work and/or mining operations may also adversely affect operations.

Nature of Mineral Exploration and Development

The exploration for and development of mineral properties includes significant financial risks which even a combination of careful evaluation, experience and knowledge cannot eliminate. While the discovery of an orebody may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to establish ore reserves by drilling, to construct mining and processing facilities at a site, to develop metallurgical processes and to extract metals from the ore and to obtain all requisite governmental permits and approvals.

Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are the particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as metal prices which are highly cyclical and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but a combination of these factors may result in Aur not receiving an adequate return on invested capital. In addition, assuming discovery of an economic orebody, depending on the type of mining operation involved, several years may elapse from the initial phases of drilling until commercial operations are commenced. Accordingly, there can be no assurance that Aur's current work programs will result in any new commercial mining operations or yield new reserves to replace and/or expand current reserves.

Mineral Reserves, Resources and Metallurgy

Although Aur believes the reserve and resource figures calculated for its Louvicourt, QB and Andacollo mines are accurate and believes that the methods used to estimate such reserves are appropriate, such figures are only estimates. Reserve estimates are inherently imprecise and depend to some extent on statistical inferences drawn from limited drilling, which may prove unreliable. Should the mineralization and/or the configuration of a deposit ultimately turn out to be significantly different from those currently envisaged, then the proposed mining plan may have to be altered in a way that could affect the volume and grade of the reserves mined and rates of production and consequently could adversely affect the profitability of the mining operations. Further, a decline in the market price of copper or other metals may render reserves containing relatively lower grades of mineralization uneconomic. In addition, actual copper recoveries may vary from estimated recoveries in a way which could adversely affect operations. Moreover, short term operating factors relating to the ore reserves, such as the need for orderly development of the orebody and/or the processing of a new or different ore grades, may cause the mine operations to be unprofitable in any particular period.

Competition for Properties

Because mines have limited lives based on mineral reserves, Aur is therefore continually seeking to replace and expand its reserves. Aur encounters strong competition from other mining companies in connection with the acquisition of properties producing or capable of producing copper, zinc, gold, silver and other minerals. As a result of this competition, Aur may be unable to acquire attractive mining properties on terms it considers acceptable.

Adverse Consequences of Financial Leverage

Aur had outstanding secured bank debt of $146,669,139 as at February 28, 2002. In addition, Aur is required to pay Teck $35 million in respect of the QB Acquisition by December 31, 2003. See "Business of the Company – Quebrada Blanca Mine".

The degree of Aur's leverage has important consequences to Aur, including requiring the majority of Aur's cash flow from operations to be dedicated to debt service, thereby reducing the funds available for other operations and future business opportunities and increasing Aur's vulnerability to adverse economic and industry conditions during the debt repayment period. In addition, the terms of the Facility restrict Aur's ability to, among other things, incur any additional material indebtedness and to make other material business commitments.

The ability of Aur to repay its outstanding debt and obligations will principally depend on, among other things, future copper prices (see "Copper Price Volatility" above), interest rates, the future operating performance of Aur's mines and Aur's ability to refinance its indebtedness and/or to raise equity capital should such become necessary. Each of these factors is to a large extent subject to economic, financial, competitive and other factors beyond Aur's control.

Chilean Operations

The QB and Andacollo mines are located in Chile and mineral exploration and mining activities may be affected in varying degrees by Chilean political and economic stability and related government regulations relating to the mining industry. Any changes in regulations or shifts in political attitudes are beyond the control of Aur and may adversely affect its operations.

Governmental Regulation

The mineral industry in North America, South America and elsewhere operates under the sphere of federal, provincial, state, regional and municipal legislation governing exploration, development and mining activities. Such legislation typically relates to the method of acquisition of and the system of tenure for mineral rights, labour, health, safety and environmental standards, royalties, mining and income taxes and other matters.

Aur's operations may also be affected to varying degrees by government regulations in the various jurisdictions within which it operates including such matters as restrictions on production, price controls, export controls, tax increases, expropriation of property, environmental legislation or changes in conditions under which metals may be marketed.

In addition, the development and operation of a mine typically entails compliance with applicable environmental legislation and/or review processes and the obtaining of land use and other permits, water licenses and similar authorizations from various governmental agencies. Failure to comply with this legislation and/or any permits and authorizations issued thereunder may lead to issuance of orders and/or notices interrupting or curtailing operations or requiring the installation of additional equipment and/or the taking of preventative or remedial action.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table sets forth selected financial data with respect to Aur on a consolidated basis for the years indicated. The information appearing below has been derived from and should be read in conjunction with the consolidated financial statements of Aur and notes thereto. See "Business of the Company – Quebrada Blanca Mine" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" for detailed information and for factors affecting the comparability of the data in the following table:

	Year Ended Dec. 31,		
	2001	2000	1999
	(in $000's except per share amounts)		
Revenues	215,848	89,493	73,070
Assets	471,674	465,967	189,356
Long-Term Debt	137,797 (1)	183,186 (1)	8,483 (2)
Basic Earnings (Loss)	21,426	(13,963)	1,129
Net Earnings (Loss) per common share	0.22	(0.18)	0.02
Diluted Earnings (Loss) per common share	0.18	(0.18)	0.02

Notes:
(1) Comprised of amounts owing under the Facility, the liability portion of convertible debt and obligations under capital leases and on purchased property.
(2) Comprised of amounts owing under obligations under capital leases and on purchased property.

Aur paid a dividend of Cdn$0.05 per common share on each of June 30, 1999 and June 30, 1998, such dividends being the only dividends paid by Aur since its incorporation. In order to maximize its cash balances and therefore minimize the need to raise capital to finance the QB Acquisition, Aur did not pay any dividends in 2000 or, in order to maximize its ability to repay debt and/or maximize its working capital, in 2001. It is not envisaged that Aur will pay any dividends in 2002 and, subsequent to 2002, it is envisaged that annual dividends will be recommenced in such amounts and at such time as Aur's financial resources, level of indebtedness and/or other factors warrant such recommencement.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management's discussion and analysis of financial condition and results of operations for Aur's last two fiscal years, which is contained in Aur's 2001 Annual Report under the heading "Management's Discussion and Analysis", is incorporated herein by reference.

DIRECTORS AND OFFICERS

The directors and officers of Aur are as follows:

Name and Municipality of Residence	Current Position with Aur	Principal Occupation for Past Five Years	Director Since
James W. Gill Toronto, Ontario	President, Chief Executive Officer & Director	President and Chief Executive Officer of Aur	1981
Norman B. Keevil Vancouver, British Columbia	Director	President and Chief Executive Officer of Teck, a mining company	1992
William J.A. Kennedy Grafton, Ontario	Director	Consultant	1984
Martin Claude Lepage St. Lambert, Québec	Director and Chairman of the Board	Barrister and Solicitor, Partner of Stikeman Elliott, Barristers and Solicitors	1985
Peter N. McCarter Toronto, Ontario	Vice-President, Secretary & Director	Vice-President of Aur	1985
William J. Robertson Calgary, Alberta	Director	Retired Executive since December, 2000; prior thereto, Executive Vice-President and Chief Operating Officer of Agrium Inc., a fertilizer company, since January, 1998; prior thereto, Sr. Vice-President and Chief Operating Officer of Cominco Limited, a mining company	1992
Howard R. Stockford Toronto, Ontario	Executive Vice-President & Director	Executive Vice-President of Aur	1984
Leo J. Thibodeau Windsor, Ontario	Director	Retired Executive	1981
Ronald P. Gagel Mississauga, Ontario	Vice-President and Chief Financial Officer	Vice-President and Chief Financial Officer of Aur since February, 1999; prior thereto, Vice-President, Finance of Aur	n/a
Kathryn J. Noble	Assistant Secretary	Assistant Secretary of Aur since August, 1997; prior thereto, Executive Assistant to the President of Aur	n/a

Each director is elected to hold office until the next annual meeting of shareholders of Aur or until his successor is elected or appointed.

The percentage of common shares of Aur beneficially owned, directly or indirectly, or over which control or direction is exercised by all directors and senior officers of Aur as a group was 1.7% as at December 31, 2001. All 2,000,000 Class B shares of Aur are beneficially and directly owned by James W. Gill, an officer and director of Aur.

Committees of Aur's board of directors consist of the audit committee and the compensation committee. The members of the audit committee are Messrs. Kennedy, Lepage, Robertson and Thibodeau while the members of the compensation committee are Messrs. Kennedy, Lepage and Thibodeau. Additional information with respect to such committees is contained in the Management Information Circular of Aur dated March 15, 2002.

STOCK EXCHANGE LISTING

The common shares of Aur are listed for trading on The Toronto Stock Exchange.

ADDITIONAL INFORMATION

Aur will provide, upon request to its Secretary, at Suite #2501, 1 Adelaide Street East, Toronto, Ontario, M5C 2V9:

(a) when its securities are in the course of a distribution pursuant to a short form prospectus or when a preliminary short form prospectus has been filed in respect of a distribution of its securities:
   (i) one copy of this Annual Information Form;
   (ii) one copy of its comparative consolidated financial statements for its year ended December 31, 2001 and auditors' report thereon;
   (iii) one copy of its interim consolidated financial statements issued subsequent to December 31, 2001;
   (iv) one copy of its Management Information Circular dated March 15, 2002 in respect of its 2002 annual and special meeting of shareholders; and
   (v) one copy of any other documents that are incorporated by reference into the aforementioned short form or preliminary short form prospectus; and

(b) at any other time, one copy of the documents referred to in (a) (i), (ii), (iii) and (iv) above.

Additional information, including details as to directors' and officers' remuneration, principal holders of Aur shares, options to purchase Aur shares and certain other matters is contained in the Management Information Circular of Aur dated March 15, 2002. Additional financial information is provided in Aur's comparative consolidated financial statements for its year ended December 31, 2002.

Copies of Aur's above and other disclosure documents may also be examined and/or obtained through the Internet by accessing Aur's website at www.aurresources.com or by accessing the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com.